

2025|Annual
REPORT



Alliant Energy®
Powering Beyond






Contents

Dividends per share



Bar chart showing dividends per share:
- 2022: $1.71
- 2023: $1.81
- 2024: $1.92
- 2025: $2.03
- 2026*: $2.14

* Annual common stock dividend target. Payment of the 2026 dividends is subject to the actual dividend declaration by the Board of Directors.

Five-year return



Comparison of cumulative five-year total return when investing $100 on Dec. 31, 2020.

- Alliant Energy Corporation
- S&P 500 Index
- EEI Utilities

2026 Virtual Annual Meeting

Wednesday, May 20, at 8 a.m. Central Daylight Time



To participate online:
virtualshareholdermeeting. com/LNT2026

Please connect 10 minutes in advance. You will need your 16-digit control number (found on your proxy card) for access through the website.

You can access proxyvote.com to vote your shares and post questions in advance. Questions not answered during the meeting will have answers posted on our webpage at alliantenergy.com/investors.

The meeting will be virtual only.



Who we are

Alliant Energy Corporation (NASDAQ: LNT) is a Midwest U.S. energy company with annual operating revenues of approximately $4.4 billion. Our company is primarily engaged in electric generation and the distribution of electricity and natural gas. We serve approximately 1,010,000 electric and 435,000 natural gas customers through our two public utility subsidiaries, Interstate Power and Light (IPL) and Wisconsin Power and Light (WPL). IPL provides retail electric and gas service in Iowa, and sells electricity to wholesale customers in Illinois and Iowa. WPL provides retail and wholesale electric and retail gas service in Wisconsin.



Headquartered in Madison, Wisconsin, Alliant Energy has around 3,000 employees and around 18,000 shareowners of record. Based on electric sales, the largest cities served in Iowa and Wisconsin are Cedar Rapids and Janesville, respectively.

A letter from Lisa Barton

Dear Shareowners of Alliant Energy,



Lisa M. Barton
President and CEO

2025 marked a pivotal moment for Alliant Energy and our industry as a whole. Demand for reliable energy is accelerating and new technologies are reshaping how we deliver a life-essential service. By fostering innovation and focusing on those we are privileged to serve, we unlock opportunities to help customers and communities reach their full potential. This allows us to deliver lasting value for all our stakeholders, including shareowners. The organization takes pride in the accomplishments of the past year and is well positioned to pursue additional opportunities.

The Alliant Energy Advantage™
We are growing and will continue to grow at the pace of the people and places we serve. What sets us apart is our ability to unlock the potential of our customers, communities and employees through win-win solutions. By focusing on near-term opportunities and long-term strategy, we drive affordability and fuel growth. Our Purpose – to serve customers and build stronger communities – continues to guide everything we do.

Fulfilling our commitments to shareholders is essential to our continued success. Through your trust in our strategy, we achieved results that contributed to an increase in the annual common stock dividend target. For more than two decades, our Board of Directors has approved raising the annual common stock dividend target, which is $2.14 per share for 2026, a 5.4% increase over last year.

Predictable Growth
In 2025, we entered into agreements that will significantly accelerate future energy demand. We are meeting this moment through modernized infrastructure and investments that position us for long-term success – including our ability to build and connect generation.

Our progress is a direct reflection of our employees' work and the pride they bring to everything they do. Their focus on safety and passion for customer service are driving forces that bring our Purpose to life. Our teams go above and beyond to ensure our customers receive reliable energy. Their expertise, teamwork and proactive problem-solving sets a standard for excellence that is inspiring and humbling. In Iowa, we continue to provide a stable rate environment, with no electric base rate increases planned through at least the end of the decade. In Wisconsin, we secured a unanimous base rate settlement agreement with multiple stakeholder groups and received approval from the Public Service Commission of Wisconsin. This multi-year agreement reflects a collaborative and strategic approach, introducing new programs designed to enhance value, broaden customer options and reinforce grid reliability.



The QTS data center campus is rapidly developing across more than 600 acres of the Big Cedar Industrial Center, Cedar Rapids, Iowa. The $10 billion project is generating jobs, encouraging investment and fostering growth.

(Continued on Page 2)

In the past year, we supported the development of hyperscale data center campuses in Iowa and Wisconsin with the potential to increase our projected demand up to 50% by 2031. Signed contracts totaling as much as 3 gigawatts of new energy demand create significant economic benefits for local communities and reinforce our role as a trusted energy partner. One project was recognized as the largest investment in Iowa's history, which highlights the scale of these data centers. By continuing to negotiate regulator-approved Individual Customer Rates with large-load growth customers, we facilitate responsible progress that can benefit all customers.

We designed our all-of-the-above generation resource plan for resilience. It gives us the flexibility to adapt rapidly to meet the growing needs of those we serve. We are proud to be among the top five largest owners and operators of regulated wind and solar in the U.S. While there are many days when these zero-fuel-cost resources pair with energy storage to meet nearly all our customers' energy needs, the sun and wind are not always available, which is why our traditional generation facilities remain essential to ensure consistent and resilient delivery of power to those we serve. Over the next few years, our resource plan involves responsibly investing in additional generation facilities and extending the value of current ones to support reliability and affordability.

When our customers turn on a light or a gas burner, they trust the energy to be there. Everyone on our teams, from engineers to technicians, work each day to maintain and enhance robust, safe and resilient systems. They partner to improve the energy grid with materials, technologies and digital solutions that meet customer expectations and provide new tools to manage personal energy use.


Alliant Energy


SMALL MEAT/
CARNE PEQUEÑA
LARGE MEAT/
CARNE GRANDE
EGGS
LIMIT
1
Alliant Energy
ILDING STRONG
MMUNITIES
Alliant Energy
VOLUNTEE

We partnered with Feeding America of Eastern Wisconsin on the Dairyland Delivery program that provided more than 32,000 pounds of dairy in three communities. In Iowa, we have similar partnerships to provide fresh protein from local farms.

Building Stronger Communities

Alliant Energy is not just in our communities – we are a part of them. Through our charitable Foundation, employees and retirees demonstrate a deep commitment to strengthening the communities we serve. Through generous giving, dedicated volunteering and impactful programs, we partner to build stronger communities and make a real difference in people's lives. Signature initiatives like Drive Out Hunger help address food insecurity by providing vital meals to those in need, while our One Million Trees initiative supports environmental stewardship and enhances the beauty and health of our neighborhoods.

To close, I will emphasize that when our communities grow, we grow – and when our customers succeed, we succeed. There is tremendous opportunity in the years ahead, and we will continue to build a stronger, more resilient energy future – one that benefits customers, communities, employees and shareowners alike.

Thank you. We appreciate your ongoing trust in Alliant Energy and value your role in our continued success.

Lisa Barton
President and CEO

DEFINITIONS

The following abbreviations or acronyms used in this report are defined below:

Abbreviation or Acronym	Definition	Abbreviation or Acronym	Definition
AEF	Alliant Energy Finance, LLC	GAAP	U.S. generally accepted accounting principles
AFUDC	Allowance for funds used during construction	GHG	Greenhouse gases
Alliant Energy	Alliant Energy Corporation	IPL	Interstate Power and Light Company
ARO	Asset retirement obligation	IRS	Internal Revenue Service
ATC	American Transmission Company LLC	ITC	ITC Midwest LLC
ATC Holdings	Interest in American Transmission Company LLC and ATC Holdco LLC	IUC	Iowa Utilities Commission
ATI	AE Transco Investments, LLC	MDA	Management's Discussion and Analysis of Financial Condition and Results of Operations
CA	Certificate of authority	MGP	Manufactured gas plant
CAA	Clean Air Act	MISO	Midcontinent Independent System Operator, Inc.
CCR	Coal combustion residuals	MW	Megawatt
CO2	Carbon dioxide	MWh	Megawatt-hour
Corporate Services	Alliant Energy Corporate Services, Inc.	N/A	Not applicable
CPCN	Certificate of Public Convenience and Necessity	Note(s)	Notes to Consolidated Financial Statements
CSAPR	Cross-State Air Pollution Rule	OIP	Alliant Energy Omnibus Incentive Plan
CWIP	Construction work in progress	OPEB	Other postretirement benefits
DAEC	Duane Arnold Energy Center	PPA	Purchased power agreement
DCP	Alliant Energy Deferred Compensation Plan	PSCW	Public Service Commission of Wisconsin
Dth	Dekatherm	Receivables Agreement	Receivables Purchase and Sale Agreement
EGU	Electric generating unit	SEC	Securities and Exchange Commission
EPA	U.S. Environmental Protection Agency	U.S.	United States of America
EPS	Earnings per weighted average common share	VEBA	Voluntary Employees' Beneficiary Association
FERC	Federal Energy Regulatory Commission	VIE	Variable interest entity
Financial Statements	Consolidated Financial Statements	West Riverside	West Riverside Energy Center and Solar Facility
FTR	Financial transmission right	WPL	Wisconsin Power and Light Company
Fuel-related	Electric production fuel and purchased power		

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified as such because the statements include words such as "may," "believe," "expect," "anticipate," "plan," "project," "will," "projections," "estimate," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties of Alliant Energy, IPL and WPL that could materially affect actual results include:

- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, recovery of and/or the return on costs, including fuel costs, operating costs, transmission costs, capacity costs, costs of cancelled generation projects incurred prior to pursuing regulatory approval, as well as costs of generation projects incurred prior to regulatory approval or that exceed initial estimates, deferred expenditures, deferred tax assets, tax expense, interest expense, capital expenditures, marginal costs to service new customers, and remaining costs related to electric generating units (EGUs) that have been or may be permanently closed and certain other retired assets, environmental remediation costs, and decreases in sales volumes, as well as earning their authorized rates of return, payments to their parent of expected levels of dividends, the impact of rate design on current and potential customers and demand for energy in their service territories, and the ability to obtain regulatory approval with acceptable conditions for individual customer rates for large load growth customers;
- the impact of IPL's retail electric base rate moratorium;
- the ability to obtain regulatory approval for construction projects with acceptable conditions;
- the ability to complete construction of generation and energy storage projects by planned in-service dates and within the cost targets set by regulators due to cost increases of and access to materials, equipment and commodities, which could result from tariffs, including previously exempted tariffs related to solar project materials and equipment from certain countries, duties or other assessments, including antidumping or countervailing duties, inflation, labor issues or supply shortages, contractor performance, the ability to successfully resolve warranty issues or contract disputes and the ability to obtain adequate generator interconnection agreements to connect the new projects to MISO in a timely manner;
- weather effects on utility sales volumes and operations;

- the direct or indirect effects resulting from cybersecurity incidents or attacks on Alliant Energy, IPL, WPL, or their suppliers, contractors and partners, or responses to such incidents;
- the impact of customer- and third party-owned generation and other non-traditional service models, including alternative electric suppliers and potential policy changes, regulatory changes, or legislation that may enable large customers to source behind-the-meter generation directly from third parties or to own or otherwise procure on-site or behind-the-meter generation or participate in co-located resource arrangements, in IPL's and WPL's service territories on system reliability, operating expenses and customers' demand for electricity;
- economic conditions in IPL's and WPL's service territories, including the potential impacts of business or facility closures and tariffs;
- the ability and cost to attract large load growth customers and to provide sufficient generation and the ability of ITC and ATC to provide sufficient transmission capacity for potential load growth timely, including significant new commercial or industrial customers, such as data centers;
- the ability of potential large load growth customers to timely construct new facilities, due to local or state regulatory actions, zoning, siting, or permitting actions, public or community opposition or other factors, as well as the resulting higher system load demand by expected levels and timeframes;
- the impact of large load growth customers altering, delaying or cancelling planned facilities, including any resulting impacts of overbuilt or under-utilized transmission capacity or generation assets;
- the impact of energy efficiency, franchise retention and customer disconnects on sales volumes and operating income;
- the impact that price changes may have on IPL's and WPL's customers' demand for electric and gas services and their ability to pay their bills;
- changes in the price of delivered natural gas, transmission, purchased electric energy, purchased electric capacity and delivered coal, particularly during elevated market prices, and any resulting changes to counterparty credit risk, due to shifts in supply and demand caused by market conditions, regulations and MISO's seasonal resource adequacy process;
- the ability to achieve the expected level of tax benefits for renewable generation and energy storage projects based on tax guidelines, timely beginning of construction and in-service dates, sourcing permissible amounts of construction and/or financing support from entities with ties to certain foreign countries, compliance with prevailing wage and apprenticeship requirements, project costs and the level of electricity output generated by qualifying generating facilities, and the ability to efficiently utilize the renewable generation and energy storage project tax benefits to achieve IPL's authorized rate of return and for the benefit of IPL's and WPL's customers;
- federal and state regulatory or governmental actions, including the impact of legislation, Treasury regulations, executive orders, interpretations and guidance, and changes in public policy, including changes impacting renewable tax credits, including any repeal, modification, or reduced funding of the Inflation Reduction Act and the impact of the One Big Beautiful Bill Act, and siting generation and energy storage projects;
- the ability to utilize tax credits generated to date, and those that may be generated in the future, before they expire, as well as the ability to transfer tax credits that may be generated in the future at adequate pricing;
- the impacts of changes in the tax code, including tax rates, minimum tax rates, adjustments made to deferred tax assets and liabilities, changes in state income tax apportionment, and changes impacting the availability of and ability to transfer renewable tax credits, including preserving the qualification of any future tax credits;
- disruptions to ongoing operations and the supply of materials, services, equipment and commodities needed to continue to operate and maintain existing assets and to construct capital projects, which may result from geopolitical issues, tariffs, supplier manufacturing constraints, regulatory requirements, labor issues or transportation issues, and thus affect the ability to meet capacity requirements and result in increased capacity expense;
- inflation and higher interest rates;
- continued access to the capital markets on competitive terms and rates, and risks associated with potential increases in borrowing costs or reduced access to funding, and the actions of credit rating agencies;
- the future development of technologies related to electrification, and the ability to reliably store and manage electricity;
- employee workforce factors, including the ability to hire and retain employees with specialized skills, impacts from employee retirements, changes in key executives, ability to create desired corporate culture, collective bargaining agreements and negotiations, work stoppages or restructurings;
- disruptions in the supply and delivery of natural gas, purchased electricity and coal;
- changes to the creditworthiness of, or performance of obligations by, counterparties with which Alliant Energy, IPL and WPL have contractual arrangements, including large load growth customers, participants in the energy markets and fuel suppliers and transporters;
- the impact of penalties or third-party claims related to, or in connection with, a failure to maintain the security of personally identifiable information, including associated costs to notify affected persons and to mitigate their information security concerns;
- impacts that terrorist attacks may have on Alliant Energy's, IPL's and WPL's operations and recovery of costs associated with restoration activities, or on the operations of Alliant Energy's investments;
- changes to MISO's interconnection or resource adequacy process establishing capacity planning reserve margin and capacity accreditation requirements that may impact how and when new and existing generating facilities, including IPL's and WPL's additional solar generation, may be accredited with energy capacity, and may require IPL and WPL to adjust their current resource plans, to add resources to meet the requirements of MISO's process, or procure capacity in the market whereby such costs might not be recovered in rates;

- any legislative or regulatory changes that impose mandatory integrated resource planning requirements or materially modify existing planning processes, potentially affecting resource selection, cost recovery, and the ability to meet large load growth demand for energy;
- any material post-closing payments related to any past asset divestitures, including the transfer of renewable tax credits, which could result from, among other things, indemnification agreements, warranties, guarantees or litigation;
- issues associated with environmental remediation and environmental compliance, including compliance with all current environmental and emissions laws, regulations, siting requirements, and permits and future changes in environmental laws and regulations, including the CCR, CSAPR and federal, state or local regulations for emissions reductions, including greenhouse gases (GHG), from new and existing fossil-fueled EGUs under the CAA, and litigation associated with environmental requirements;
- increased pressure from customers, investors and other stakeholders to more rapidly reduce GHG emissions;
- the timely development of technologies, innovations and advancements to provide cost effective alternatives to traditional energy sources;
- the ability to defend against environmental claims brought by state and federal agencies, such as the EPA and state natural resources agencies, or third parties, such as the Sierra Club, and the impact on operating expenses of defending and resolving such claims;
- the direct or indirect effects resulting from breakdown or failure of equipment in the operation of electric and gas distribution systems, such as mechanical problems, disruptions in telecommunications, technological problems, and explosions or fires, and compliance with electric and gas transmission and distribution safety regulations, including regulations promulgated by the Pipeline and Hazardous Materials Safety Administration;
- issues related to the availability and operations of EGUs and energy storage facilities, including start-up risks, breakdown or failure of equipment, fires, availability of warranty coverage and successful resolution of warranty issues or contract disputes for equipment breakdowns or failures, performance below expected or contracted levels of output or efficiency, operator error, employee safety, transmission constraints, compliance with mandatory reliability standards and risks related to recovery of resulting incremental operating, capacity, fuel-related and capital costs through rates;
- impacts that excessive heat, excessive cold, storms, wildfires, or natural disasters may have on Alliant Energy's, IPL's and WPL's operations and construction activities, and recovery of costs associated with restoration activities, or on the operations of Alliant Energy's investments;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- changes to costs of providing benefits and related funding requirements of pension and OPEB plans due to the market value of the assets that fund the plans, economic conditions, financial market performance, interest rates, timing and form of benefits payments, life expectancies and demographics;
- material changes in employee-related benefit and compensation costs, including settlement losses related to pension plans;
- risks associated with operation and ownership of non-utility holdings, including potential impairments;
- changes in technology that alter the channels through which customers buy or utilize Alliant Energy's, IPL's or WPL's products and services;
- risks associated with third-party risk management practices, including vendor financial condition, operational performance, cybersecurity incidents, and compliance with contractual and regulatory requirements;
- risks associated with large-scale internal technology modernization initiatives, including enterprise asset management systems, operational technology/informational technology integration, cloud transformation, and digital modernization, and the potential for delays, cost overruns, or operational impacts;
- impacts on equity income from unconsolidated investments from changes in valuations of the assets held, as well as potential changes to ATC's authorized return on equity;
- impacts of IPL's future tax benefits from Iowa rate-making practices, including deductions for repairs expenditures and cost of removal obligations, allocation of mixed service costs and state depreciation, and recoverability of the associated regulatory assets from customers, when the differences reverse in future periods;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- reputational damage from negative publicity, protests, fines, penalties and other negative consequences resulting in regulatory and/or legal actions;
- the direct or indirect effects resulting from pandemics;
- the effect of accounting standards issued periodically by standard-setting bodies;
- the ability to successfully complete tax audits and changes in tax accounting methods with no material impact on earnings and cash flows; and
- other factors listed in MDA.

Alliant Energy, IPL and WPL each assume no obligation, and disclaim any duty, to update the forward-looking statements in this report, except as required by law.

Available Information. Alliant Energy routinely posts important information on its website and considers the Investors section of its website, www.alliantenergy.com/investors, a channel of distribution for material information. Information contained on Alliant Energy's website is not incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MDA includes information relating to Alliant Energy, IPL and WPL (collectively, the Utilities), as well as ATC Holdings, AEF and Corporate Services. Where appropriate, information relating to a specific entity has been segregated and labeled as such. The following discussion and analysis should be read in conjunction with the Financial Statements and Notes included in this report. Unless otherwise noted, all "per share" references in MDA refer to earnings per diluted share.

OVERVIEW

Mission, Purpose and Strategy

Alliant Energy's mission is to deliver the energy solutions and exceptional service that its customers and communities count on - affordably, safely, reliably and responsibly. This mission aligns with Alliant Energy's purpose - to serve customers and build stronger communities - which guides it through the evolving dynamics of the economy and the energy industry. Alliant Energy leads as a corporate citizen, advancing environmental stewardship and supporting the communities in its service territories. Alliant Energy's mission and purpose are supported by a strategy focused on meeting evolving customer expectations, delivering attractive returns for investors, and advancing emerging technologies and generation to enable safe, secure and future-ready energy production. This strategy includes the following key elements:

Providing affordable energy solutions for customers - Alliant Energy's strategy focuses on affordable energy solutions that support retention and growth of existing customers and attract new customers to its service territories.

Key Highlights -
- Alliant Energy's resource plan is the roadmap for building a strong and resilient energy future to meet the growing energy needs across Iowa and Wisconsin. This long-term plan expands generation capacity and includes a balanced mix of natural gas, energy storage, new renewable generation, improvements at existing natural gas-fired EGUs and refurbishments at existing wind farms. It is designed to deliver the reliable, affordable energy customers count on by efficiently increasing the capabilities of existing generation through gas and wind facility upgrades while also building larger scale natural gas facilities to capture economies of scale. Alliant Energy's industry-leading wind and solar energy resources provide zero-fuel cost generation as well as generate renewable tax credits that are provided to its electric customers. By enhancing new and existing energy sources while maximizing traditional energy sources, Alliant Energy is helping support economic growth, maintain reliability and keep customer bills affordable. At the same time, Alliant Energy is modernizing its distribution system to create a smarter, more adaptable infrastructure that increases resiliency and supports evolving energy technologies. By advancing a responsible approach to energy resources, Alliant Energy can deliver what matters most to the customers and communities it serves - affordably, safely and reliably.
- Higher electric capacity revenues from existing generation resources beginning in 2025 are expected to provide cost benefits to WPL's retail electric customers in the future through its fuel cost recovery mechanism.
- Alliant Energy, IPL and WPL have utilized, and expect to continue to utilize, various provisions of the Inflation Reduction Act of 2022 to enhance tax benefits provided to customers that are expected from wind, solar and energy storage projects in Iowa and Wisconsin, including transferring certain future tax credits from such projects to other corporate taxpayers. Refer to Note 1(c) for discussion of $285 million, $216 million and $98 million of proceeds from renewable tax credits transferred to other corporate taxpayers in 2025, 2024 and 2023, respectively.
- Reductions in Iowa corporate income tax rates resulting from tax reform enacted in 2022 are expected to provide cost benefits to IPL's electric and gas customers in the future. IPL's retail electric and gas customers began receiving these benefits with the new base rates effective October 1, 2024.
- IPL provided billing credits to its retail electric customers through the tax benefit rider of $52 million and $16 million in 2025 and 2024, respectively. IPL also provided its retail electric customers $162 million and $40 million in credits on customers' bills related to production tax credits through its fuel-related cost recovery mechanism in 2025 and 2024, respectively.
- IPL maintaining flat base rates for its retail electric and gas customers from 2021 through September 30, 2024, as well as a retail electric base rate moratorium from October 2025 through September 2029 approved by the IUC in IPL's most recent retail electric rate review.
- Completion of a restructuring and voluntary employee separation program in 2024, which is expected to reduce operation and maintenance expenses in the future. Refer to Note 12 for discussion of this program.
- IPL and WPL have entered into conditional commitments with the U.S. Department of Energy Office of Energy Dominance Financing, formerly the Loan Programs Office, for loan guarantees of approximately $1.4 billion and $1.6 billion, respectively. If finalized, such loans would provide low interest financing for IPL's and WPL's expected construction of eligible projects as defined in the governing agreement.
- In July 2024, the U.S. Department of Energy Office of Electricity - formerly administered by the Office of Clean Energy Demonstrations awarded WPL's Columbia Energy Storage Project, an approximately 20 MW compressed CO_2-based long-duration energy storage system at the Columbia Energy Center site, up to approximately $30 million in grant funding during construction of the project.
- In April 2025, WPL submitted an application to the U.S. Army Corps of Engineers for up to $45 million in loans through the Corps Water Infrastructure Financing Program. If finalized, such loans would provide low interest financing for various proposed safety projects at WPL's Kilbourn and Prairie du Sac hydro EGUs.
- IPL and WPL executed agreements to enable fiber connectivity to one of its data center customers by leasing underground conduit in their service territories, which is expected to provide cost benefits to IPL's and WPL's existing customers.

Making customer-focused investments - Alliant Energy's strategic priorities include making customer-focused investments to provide reliable, resilient, and sustainable energy solutions. Alliant Energy's capital allocation strategy is focused on:
- Growth: Developing energy resources to meet demand for future phases of economic development and transmission investments through ATC.
- Reliability and Resiliency: Investments to extend the flexibility, efficiency, capacity and optionality of existing resources including coal plant conversions and replacements, resiliency investments in natural gas storage, liquified natural gas and gas delivery, as well as reliability and safety investments in electric and gas distribution.
- Customer Value: Improving customer and employee experiences through technology investments that increase operational efficiency, service effectiveness and organizational agility.

Key Highlights (refer to "Customer Investments" for details) -
- Over the next five years, Alliant Energy currently plans to develop and/or acquire new generation investments to add flexibility with evolving load growth, including approximately 1,600 MW of new natural gas resources, approximately 1,000 MW of new energy storage, approximately 1,300 MW of new renewable generation, improvements of approximately 410 MW at existing natural gas-fired EGUs, and refurbishments at approximately 450 MW of existing wind farms. Alliant Energy is currently evaluating the impact of potential additional demand from large load growth customers and MISO's seasonal resource adequacy requirements on its resource plans and will update these generation investment plans as needed in the future.
- Completion of new solar generation at WPL (1,089 MW in Wisconsin from 2022-2024) and IPL (400 MW in Iowa in 2024), and IPL's refurbishment of the existing Franklin County wind farm in Iowa in 2024.
- Completion of construction of energy storage projects totaling 175 MW at WPL and 99MW at IPL in 2025.
- Completion of the Neenah Unit 1 and Sheboygan Falls Unit 1 advanced gas path projects in 2025, which increased the efficiency and capacity at each of these facilities.
- Alliant Energy continues to partner with its commercial and industrial customers in Iowa and Wisconsin to help develop renewable solutions to support their sustainability initiatives.

Growing customer demand - Alliant Energy's strategy supports expanding electric and gas usage in its service territories by promoting electrification initiatives and economic development to grow at the pace of its customers.

Key Highlights -
- IPL has entered into electric service agreements with two new customers, and WPL has entered into an electric service agreement with one new customer, each of whom is constructing or expects to construct one or more data centers in IPL's or WPL's service territories. IPL's and WPL's currently executed electric service agreements include aggregate, peak demands of approximately 3 gigawatts. The energy resources to serve this expected load are included in the construction and acquisition table in "Liquidity and Capital Resources." The actual timing and amount of increases in IPL's and WPL's load are subject to various factors, including interconnections and actual customer demand, and any executed or future agreements with customers are not expected to result in immediate increases in load.
- The IUC's order for IPL's most recent retail electric rate review includes the creation of an individual customer rate tariff, allowing IPL to attract new load growth to its service territory. In addition, Iowa's Major Economic Growth Attraction program and Iowa's and Wisconsin's sales and use tax exemption for qualified data centers, encourage economic development in Alliant Energy's service territory.
- In May 2025 and October 2025, the IUC issued orders, with certain conditions, approving individual customer rates for data centers expected to be constructed in IPL's service territory. In April 2025, WPL filed a request with the PSCW for approval of an individual customer rate for a data center expected to be constructed in its service territory. A decision from the PSCW is currently expected in the second quarter of 2026.
- Various development-ready sites, which have transmission capabilities, are rail-served and in close proximity to a variety of transportation options, are located throughout Alliant Energy's service territories.


RESULTS OF OPERATIONS


Financial Results Overview - The table below includes diluted EPS for Utilities and Corporate Services, ATC Holdings, and Non-utility and Parent, which are non-GAAP financial measures. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of performance and trends, and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's net income and EPS attributable to Alliant Energy common shareowners were as follows (dollars in millions, except per share amounts):

	2025		2024	
	Income (Loss)	EPS	Income (Loss)	EPS
Utilities and Corporate Services	$875	$3.39	$722	$2.81
ATC Holdings	41	0.16	40	0.16
Non-utility and Parent	(106)	(0.41)	(72)	(0.28)
Alliant Energy Consolidated	$810	$3.14	$690	$2.69

Alliant Energy's Utilities and Corporate Services net income increased by $153 million in 2025 compared to 2024. The increase was primarily due to higher revenue requirements from capital investments, estimated temperature impacts on retail electric and gas sales, an asset valuation charge for IPL's Lansing Generating Station as a result of the IUC order for IPL's retail electric rate review in 2024, restructuring and voluntary separation charges in 2024, and an ARO charge allocated to the steam business at IPL due to the revised CCR Rule in 2024. These items were partially offset by higher other operation and maintenance expenses, depreciation and financing expenses.

Alliant Energy's Non-utility and Parent net income decreased by $34 million in 2025 compared to 2024, primarily due to an asset valuation charge for Alliant Energy's non-utility business in 2025, higher financing expense and a state income tax apportionment charge in 2025, partially offset by an adjustment of deferred tax assets due to Iowa tax reform in 2024.

Net Income Variances - The following items contributed to increased (decreased) net income for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Revenues:			
Changes in electric utility (Refer to details below)	$325	$149	$176
Changes in gas utility (Refer to details below)	60	15	45
Changes in other utility	(3)	(2)	(1)
Changes in non-utility	(1)	—	—
Changes in total revenues	381	162	220
Operating expenses:			
Changes in electric production fuel and purchased power (Refer to details below)	(114)	(14)	(100)
Changes in electric transmission service (Refer to details below)	(12)	(5)	(7)
Changes in cost of gas sold (Refer to details below)	(39)	(7)	(32)
Asset valuation charge for IPL's Lansing Generating Station in 2024 (Refer to Note 2 for details)	60	60	—
Changes in other operation and maintenance (Refer to details below)	(64)	(15)	(27)
Changes in depreciation and amortization (Higher primarily due to solar generation placed in service in 2024 and updated electric depreciation rates for IPL effective October 1, 2024)	(74)	(59)	(13)
Changes in taxes other than income taxes	1	1	1
Changes in total operating expenses	(242)	(39)	(178)
Changes in operating income	139	123	42
Other income and deductions:			
Changes in interest expense (Higher primarily due to financings completed in 2024 and 2025)	(63)	(34)	(8)
Changes in equity income from unconsolidated investments, net (Refer to Note 6 for details)	(1)	—	—
Changes in AFUDC	14	13	1
Changes in Other	(4)	(5)	(4)
Changes in total other income and deductions	(54)	(26)	(11)
Changes in income before income taxes	85	97	31
Changes in income taxes (Refer to Note 11 for details)	35	(2)	25
Changes in net income	$120	$95	$56

Electric and Gas Revenues and Sales Summary - Electric and gas revenues (in millions), and MWh and Dth sales (in thousands), were as follows:

	Electric				Gas			
	Revenues		MWhs Sold		Revenues		Dths Sold	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024
Alliant Energy								
Retail	**$3,305**	$3,009	**25,122**	24,569	**$472**	$419	**49,363**	43,489
Sales for resale:								
Wholesale	**184**	200	**2,565**	2,783	**N/A**	N/A	**N/A**	N/A
Bulk power and other	**164**	86	**5,386**	5,620	**N/A**	N/A	**N/A**	N/A
Transportation/Other	**44**	77	**56**	57	**53**	46	**123,141**	123,386
	$3,697	$3,372	**33,129**	33,029	**$525**	$465	**172,504**	166,875

Sales Trends and Temperatures - Alliant Energy's retail electric sales volumes increased 2% in 2025 compared to 2024, primarily due to changes in temperatures and higher sales to commercial and industrial customers. Alliant Energy's retail gas sales volumes increased 14% in 2025 compared to 2024, primarily due to changes in temperatures.

Estimated increases (decreases) to operating income from the impacts of temperatures were as follows (in millions):

	Electric			Gas		
	2025	2024	Change	**2025**	2024	Change
IPL	**$13**	($14)	$27	**($4)**	($12)	$8
WPL	**3**	(15)	18	**(1)**	(10)	9
Total Alliant Energy	**$16**	($29)	$45	**($5)**	($22)	$17

Electric Sales for Resale - Bulk Power and Other - Bulk power and other volume changes were due to changes in sales in the wholesale energy markets operated by MISO. These changes are impacted by several factors, including the availability and dispatch of Alliant Energy's EGUs and electricity demand within these wholesale energy markets. Changes in bulk power and other revenues were largely offset by changes in fuel-related costs, and therefore did not have a significant impact on operating income.

Gas Transportation/Other - Gas transportation/other sales volume changes were largely due to changes in the gas volumes supplied to Alliant Energy's natural gas-fired EGUs caused by the availability and dispatch of such EGUs.

Electric Utility Revenue Variances - The following items contributed to increased (decreased) electric utility revenues for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher revenue requirements (a)(b)	$333	$271	$62
Higher sales for resale bulk power and other revenues (c)	78	34	44
Estimated changes in sales volumes caused by temperatures	45	27	18
Changes in WPL refunds/collections of previous over-/under-collection of retail electric fuel-related costs (offset in electric production fuel and purchased power expenses) (Refer to Note 1(g))	43	—	43
Higher revenues at IPL related to changes in recovery amounts for energy efficiency costs through the energy efficiency rider (mostly offset by changes in energy efficiency expense) (Refer to Note 1(g))	18	18	—
Changes in WPL electric fuel-related costs, net of recoveries (d)	8	—	8
Higher (lower) revenues primarily due to changes in retail electric fuel-related costs (Refer to Electric Production Fuel and Purchased Power Expenses Variances below)	5	(10)	15
Lower revenues at IPL due to credits on customers' bills related to production tax credits through its fuel-related cost recovery mechanism (offset by changes in income taxes) (a)	(122)	(122)	—
Lower revenues at IPL due to credits on customers' bills through the tax benefit rider (partially offset by changes in income taxes) (a)	(36)	(36)	—
Lower revenues at IPL from discontinuation of renewable energy rider in 2024 (a)	(24)	(24)	—
Lower wholesale revenues at IPL primarily due to lower sales from the expiration of IPL's wholesale power agreement with Southern Minnesota Energy Cooperative in 2025	(22)	(22)	—
Other	(1)	13	(14)
	$325	$149	$176

(a) In September 2024, the IUC issued an order authorizing an annual base rate increase of $185 million for IPL's retail electric customers, with customers receiving partially offsetting credits for the first 12 months through a tax benefit rider, for the October 2024 through September 2025 forward-looking Test Period. Rate changes were effective October 1, 2024, which reflect revenue requirement impacts of increasing electric rate base including investments in solar generation, updated depreciation rates, and certain incremental costs incurred resulting from the 2020 derecho windstorm. In addition, effective October 1, 2024, IPL's renewable energy rider was discontinued, and certain production tax credits are credited to IPL's retail electric customers through IPL's fuel-related cost recovery mechanism. Credits on IPL's customers' bills are expected to be offset by a reduction in income tax expense.
(b) In December 2023, the PSCW issued an order authorizing an annual base rate increase of $60 million for WPL's retail electric customers, covering the 2025 forward-looking Test Period, which reflects revenue requirement impacts of increasing electric rate base including investments in solar generation and energy storage.
(c) Sales for resale bulk power and other revenues increased primarily due to higher prices for electricity and capacity sold by IPL and WPL to MISO wholesale energy markets. These changes were largely offset by changes in electric fuel-related costs.
(d) WPL's cost recovery mechanism for retail fuel-related expenses supports deferrals of amounts that fall outside an approved fuel monitoring range of forecasted fuel-related expenses determined by the PSCW each year. The difference between revenue collected and actual fuel-related expenses incurred within the fuel monitoring range increases or decreases Alliant Energy's and WPL's electric utility revenues. WPL estimates the increase (decrease) to electric utility revenues from amounts within the fuel monitoring range were approximately $4 million and $(4) million in 2025 and 2024, respectively.

Gas Utility Revenue Variances - The following items contributed to increased (decreased) gas utility revenues for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher revenues due to changes in gas costs (Refer to Cost of Gas Sold Expense Variances below)	$40	$8	$32
Estimated changes in sales volumes caused by temperatures	17	8	9
Higher revenue requirements (a)	6	6	—
Lower revenues at IPL related to changes in recovery amounts for energy efficiency costs through the energy efficiency rider (mostly offset by changes in energy efficiency expense) (Refer to Note 1(g))	(8)	(8)	—
Other	5	1	4
	$60	$15	$45

(a) In September 2024, the IUC issued an order authorizing an annual base rate increase of $10 million for IPL's retail gas customers, for the October 2024 through September 2025 forward-looking Test Period. Rate changes were effective October 1, 2024, which reflect revenue requirement impacts of increasing gas rate base.

Electric Production Fuel and Purchased Power Expenses Variances - The following items contributed to (increased) decreased electric production fuel and purchased power expenses for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher electric production fuel costs (a)	($63)	($41)	($22)
Changes in WPL refunds/collections of previous over-/under-collection of retail electric fuel-related costs (offset in electric utility revenue) (Refer to Note 1(g))	(43)	—	(43)
Changes in regulatory recovery of retail electric fuel-related costs (Refer to Note 1(g))	(6)	7	(13)
(Higher) lower purchased power expense (b)	(5)	20	(25)
Other	3	—	3
	($114)	($14)	($100)

(a) Electric production fuel costs increased primarily due to higher coal volumes due to higher dispatch of coal-fired EGUs and higher natural gas prices, partially offset by lower natural gas volumes due to lower dispatch of natural gas-fired EGUs.
(b) Purchased power expense increased primarily due to higher prices for electricity purchased by WPL, partially offset by lower volumes of electricity purchased at IPL.

Electric Transmission Service Expense Variances - The following items contributed to (increased) decreased electric transmission service expense for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Changes in regulatory recovery for the difference between actual electric transmission service costs and those costs used to determine rates (Refer to Note 1(g))	$15	$4	$11
Other (primarily due to changes in transmission service costs provided by third parties)	(27)	(9)	(18)
	($12)	($5)	($7)

Cost of Gas Sold Expense Variances - The following items contributed to (increased) decreased cost of gas sold expense for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Changes in retail gas volumes and natural gas prices	($43)	($12)	($31)
Changes in the regulatory recovery of gas costs (Refer to Note 1(g))	4	5	(1)
	($39)	($7)	($32)

Other Operation and Maintenance Expenses Variances - The following items contributed to (increased) decreased other operation and maintenance expenses for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher generation and energy delivery expenses	($26)	($8)	($18)
Higher incentive compensation expense	(20)	(11)	(9)
Asset valuation charge for Alliant Energy's non-utility business in 2025 (Refer to Note 17)	(16)	—	—
Development costs for new generation	(14)	(6)	(8)
Higher energy efficiency expense at IPL (mostly offset by higher revenues)	(11)	(11)	—
Restructuring and voluntary employee separation charges in 2024 (excluding payroll taxes) (Refer to Note 12(a))	27	13	12
ARO charge for steam assets at IPL in 2024 (Refer to Note 13)	20	20	—
Other	(24)	(12)	(4)
	($64)	($15)	($27)

Other Future Considerations - In addition to items discussed in this report, the following key items could impact Alliant Energy's, IPL's and WPL's future financial condition or results of operations:

- **Financing Plans -** Alliant Energy currently expects to issue up to $2.4 billion of common stock in aggregate from 2026 through 2029 through the distribution agreement that was executed in May 2025, its Shareholder Direct Plan (up to $25 million in common stock annually) and additional future equity offerings. Refer to Note 7 for discussion of common stock issuances by Alliant Energy in 2025 and Alliant Energy's at-the-market offering program. In 2026, IPL and WPL currently expect to issue up to $500 million and $300 million, respectively, of long-term debt, and AEF and/or Alliant Energy at the parent company level expect to issue up to $400 million of long-term debt in aggregate. AEF and Alliant Energy at the parent company level have $500 million ($300 million term loan was retired in January 2026) and $575 million, respectively, of long-term debt maturing in 2026.
- **Common Stock Dividends -** Alliant Energy announced a 5% increase in its targeted 2026 annual common stock dividend to $2.14 per share, which is equivalent to a quarterly rate of $0.535 per share, beginning with the February 2026 dividend payment. The timing and amount of future dividends is subject to approval of quarterly dividend declarations from Alliant Energy's Board of Directors, and is dependent upon earnings expectations, capital requirements, and general financial business conditions, among other factors.
- **Higher Earnings on Increasing Rate Base -** Alliant Energy and WPL currently expect increases in electric utility and gas utility revenues in 2026 compared to 2025 due to impacts from increasing revenue requirements related to investments in the utility business (refer to "Rate Matters" for further discussion). Additionally, Alliant Energy and IPL currently expect electric utility revenues to increase in 2026 compared to 2025 due to the expiration of tax benefit rider credits in 2025. Furthermore, Alliant Energy, IPL and WPL currently expect a decrease in the effective income tax rate in 2026 compared to 2025 due to additional renewable tax credits from renewable generation and energy storage projects placed in service in 2025 and/or expected to be placed in service in 2026. A majority of the differences between actual renewable tax credits and renewable tax credits used to determine rates are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers. Investment tax credits resulting from IPL energy storage projects placed in service in 2025 and/or expected to be placed in service in 2026 may be utilized to offset any revenue deficiency on an annual basis up to the earnings sharing mechanism threshold included in IPL's retail electric rate review settlement agreement.
- **Sales Trends -** Alliant Energy, IPL and WPL currently expect an increase in retail electric sales in 2026 compared to 2025 driven by expected load growth from new customers who currently expect to build data centers in IPL's and WPL's service territories. Refer to "Growing Customer Demand" for further discussion.
- **Other Operation and Maintenance Expenses** - Alliant Energy, IPL and WPL currently expect an increase in other operation and maintenance expenses in 2026 compared to 2025 largely due to higher generation maintenance and energy delivery expenses.
- **Depreciation and Amortization Expense -** Alliant Energy, IPL and WPL currently expect an increase in depreciation and amortization expense in 2026 compared to 2025 due to capital projects placed in service in 2025 and 2026.
- **Interest Expense -** Alliant Energy, IPL and WPL currently expect an increase in interest expense in 2026 compared to 2025 due to financings completed in 2025 and planned in 2026 as discussed above.
- **Allowance for Funds Used During Construction** - Alliant Energy, IPL and WPL currently expect an increase in AFUDC in 2026 compared to 2025 largely due to changes in CWIP balances related to construction activity on capital projects.

CUSTOMER INVESTMENTS

Alliant Energy's, IPL's and WPL's strategic priorities include making significant customer-focused investments toward reliable, resilient and sustainable customer energy solutions. These priorities include:

Resource Planning

Alliant Energy's current resource plan guides the addition of resources in Iowa and Wisconsin to meet customer demand for energy solutions that are affordable, safe, reliable, and responsibly delivered. Over the next five years, Alliant Energy currently plans to develop and/or acquire new generation investments to add flexibility with evolving load growth, including approximately 1,600 MW of new natural gas resources, approximately 1,000 MW of new energy storage, approximately 1,300 MW of new renewable generation, improvements of approximately 410 MW at existing natural gas-fired EGUs, and refurbishments at approximately 450 MW of existing wind farms. Alliant Energy is currently evaluating the impact of potential additional demand from large load growth customers and MISO's seasonal resource adequacy requirements on its resource plans and will update these generation investment plans as needed in the future. Estimated capital expenditures for these planned projects for 2026 through 2029 are included in the "Generation" section in the construction and acquisition table in "Liquidity and Capital Resources." Information on IPL's and WPL's regulatory filings and/or approvals for future generation and energy storage projects, as well as recently completed projects, are as follows:

WPL's Generation and Energy Storage Projects -
New Solar - In 2022 through 2024, WPL completed 1,089 MW of new solar generation projects in Wisconsin. Refer to Note 3 for discussion of the construction costs associated with these projects.

New Energy Storage - In 2023, the PSCW issued orders authorizing WPL to construct, own and operate energy storage at the Grant County (100 MW) and Wood County (75 MW) solar projects in Wisconsin, which were placed in service in July and October 2025, respectively, and at the Edgewater Generation Station in Wisconsin (approximately 99 MW), which is currently expected to be placed in service in 2026.

In July 2024, the U.S. Department of Energy Office of Electricity - formerly administered by the Office of Clean Energy Demonstrations - awarded WPL's Columbia Energy Storage Project, an approximately 20 MW compressed CO_2-based long-duration energy storage system at the Columbia Energy Center site, up to approximately $30 million in grant funding during construction of the project. In June 2025, WPL received an order from the PSCW authorizing the construction of the energy storage system. Any grant proceeds are expected to reduce the cost of the project for WPL's customers.

In February 2025, WPL filed a CA application with the PSCW for approval to construct a 2 billion cubic feet, or 25 million gallon, liquified natural gas facility in Rock County, Wisconsin. A decision from the PSCW is currently expected in the second quarter of 2026.

New Wind - In April 2025, WPL filed a CA application with the PSCW for approval to construct, own and operate the Bent Tree North EGU, an approximately 153 MW wind farm. A decision from the PSCW is currently expected in the second quarter of 2026. In January 2026, WPL filed a CA application with the PSCW for approval to acquire, construct, own and place into service an approximately 277 MW wind farm in Columbia County, Wisconsin. The CA application also included a request for approval of an agreement between WPL and an affiliated subsidiary of AEF, under which WPL would acquire wind development assets from the affiliate. A decision from the PSCW is currently expected in the first quarter of 2027.

New Natural Gas-fired Electric Generation - In April 2025, the PSCW issued an order authorizing WPL to construct, own and operate a 17.5 MW natural gas-fired EGU using Reciprocating Internal Combustion Engine (RICE) technology, at the site of its Riverside Energy Center.

Existing Natural Gas-Fired Electric Generating Unit Improvements - In April 2024, the PSCW issued orders authorizing WPL to construct improvements at the existing natural gas-fired Neenah Energy Facility and Sheboygan Falls Energy Facility. In 2025, the Neenah Unit 1 and Sheboygan Falls Unit 1 advanced gas path projects were completed, which increased the efficiency and capacity at each of these EGUs. The Neenah Unit 2 and Sheboygan Falls Unit 2 advanced gas path projects are expected to be completed in the second quarter of 2026.

Existing Wind Farm Refurbishment - In May 2025, the PSCW issued an order authorizing WPL to refurbish the Bent Tree wind farm. In December 2025, the PSCW issued an order authorizing WPL to refurbish the Forward Wind Energy Center.

IPL's Generation and Energy Storage Projects -
New Solar - In 2024, IPL completed 400 MW of new solar generation projects in Iowa.

New Energy Storage - In 2024, IPL received approval from the IUC to construct, own and operate up to 99 MW of energy storage, which was placed in service in November 2025 at the site of its Wever solar facility. In July 2025, the IUC issued an order authorizing IPL to construct, own and operate up to 150 MW of energy storage at the site of its retired Lansing Generating Station. In August 2025, the IUC issued an order authorizing IPL to construct, own and operate up to 75 MW of energy storage at the site of its Golden Plains wind farm. In September 2025, the IUC issued an order authorizing IPL to construct, own and operate up to 75 MW of energy storage at the site of its Whispering Willow - North wind farm.

New Natural Gas-fired Electric Generation - In June 2025, IPL received approval from the IUC to construct, own and operate the Cedar River Generating Station, a 94 MW natural gas-fired EGU using RICE technology, at the site of IPL's Prairie Creek Generation Station. In December 2025, IPL received an order from the IUC for approval to construct, own and operate an approximately 720 MW simple-cycle natural gas-fired EGU at the site of its Marshalltown Generating Station, known as the Bobcat Energy Center. In January 2026, IPL received approval from the IUC to construct, own and operate a 94 MW natural gas-fired EGU using RICE technology at the site of its Burlington Generating Station.

New Wind - In July 2025, IPL filed for advance rate-making principles with the IUC for up to 1,000 MW of new wind generation in Iowa. The advance rate-making principles filing included requests for a fixed cost cap of $3,020/kilowatt, including AFUDC and transmission upgrade costs among other costs, and a return on common equity of 11.25%. In December 2025, IPL reached a non-unanimous settlement agreement with the Iowa Office of Consumer Advocate and others, subject to IUC approval, for up to 1,000 MW nameplate capacity of wind generation with a cost cap of $3,020/kW including AFUDC and transmission costs. IPL's return on common equity will be the same as other assets without advance rate-making principles for purposes of setting future rates and IPL's blended return on common equity, which will be updated each year, will be used for IPL's retail electric earnings sharing mechanism calculation. A decision from the IUC is currently expected in the first half of 2026.

Existing Wind Farm Refurbishment - In 2024, IPL completed the refurbishment of the existing Franklin County wind farm in Iowa. IPL currently expects the refurbishment of the existing Whispering Willow - East wind farm to be completed in 2026. These projects are eligible for production tax credits under the Inflation Reduction Act of 2022.

WPL's West Riverside Natural Gas-fired Generating Station - In 2020, WPL completed the construction of West Riverside, a 723 MW natural gas-fired combined-cycle EGU in Beloit, Wisconsin. WPL entered into agreements with neighboring utilities and electric cooperatives that provide each of them options to purchase a partial ownership interest in West Riverside. The purchase price for such options is based on the ownership interest acquired and the net book value of West Riverside on the date of the purchase. The timing and ownership amount of the options are as follows:

Counterparty	Option Amount and Timing
WEC Energy Group, Inc. (WEC)	In 2023 and 2024, WEC acquired 200 MW in aggregate, pursuant to PSCW and FERC approval (a)
Madison Gas and Electric Company (MGE)	In 2023 and 2024, MGE acquired 50 MW in aggregate, pursuant to PSCW and FERC approval
Electric cooperatives	Approximately 60 MW were acquired in 2018

(a) WPL may exercise reciprocal options, subject to approval by the PSCW, to purchase up to 200 MW of any natural-gas combined-cycle EGU that WEC places in service prior to May 2030.

Plant Retirements and Fuel Switching - The current strategy includes the retirement, or fuel switch from coal to natural gas, of various EGUs. Subsequent to December 31, 2025, IPL retired Prairie Creek Unit 1 and fuel switched Prairie Creek Unit 3 (65 MW in aggregate) to natural gas. WPL currently plans to continue coal operations at Edgewater Unit 5 (414 MW) and Columbia Units 1 and 2 (595 MW in aggregate) at least through 2029, as well as evaluate the potential conversion of these EGUs to natural gas. Alliant Energy, IPL and WPL are working with MISO, state regulatory commissions and other regulatory agencies, as required, to determine the timing of these actions, which are subject to change depending on operational, regulatory, market and other factors. Refer to Note 3 for additional details on Columbia Units 1 and 2.

Environmental Stewardship - Alliant Energy's environmental stewardship is focused on the implementation of a responsible energy strategy. Alliant Energy's strategy and business plans consider the transition to a low-carbon economy as one of several factors driving transformation of the energy industry. Alliant Energy's journey toward carbon reductions includes long-term voluntary goals to eliminate all coal-fired EGUs from its generating fleet by 2040 and aspiring to achieve net-zero GHG emissions from its utility operations by 2050.

Alliant Energy's voluntary Environmental Stewardship goals previously included interim 2030 environmental-related goals for GHG emissions, utility water supply, and electrifying owned light-duty fleet vehicles. In the first quarter of 2026, Alliant Energy decided to remove the interim 2030 voluntary environmental-related goals while remaining focused on its long-term voluntary goals. This decision was made due to a combination of factors, including the need to serve its customers with affordable, safe, and reliable energy, resource adequacy requirements, and increasing customer energy needs.

Alliant Energy's voluntary environmental stewardship goals may be revised, or their achievement may be delayed, based on increasing customer energy needs, reliability and resource adequacy requirements, and tax policy changes. The ability to achieve these goals will depend on future economic developments, evolving energy technologies and emerging trends in Alliant Energy's service territories. These goals are not meant to be considered guidance.

Other Customer-focused Investments
Electric and Gas Distribution Systems - Customer-focused investments include replacing, modernizing and upgrading infrastructure in the electric and gas distribution systems. Electric system investments will focus on areas such as improving reliability and resiliency with more underground electric distribution and upgrades including automation and enabling distributed energy resources. Gas system investments will focus on pipeline replacement to modernize Alliant Energy's gas distribution systems and pipeline expansion to support reliability and economic development. Estimated capital expenditures for expected and current electric and gas distribution infrastructure projects for 2026 through 2029 are included in the "Electric and gas distribution systems" lines in the construction and acquisition expenditures table in "Liquidity and Capital Resources."

Fiber Optic Telecommunication Network - Alliant Energy installed fiber optic routes between its facilities to enhance its communications network to improve resiliency and reliability of, and enable and strengthen, the integrated grid network focused on less densely populated rural areas.

Gas Pipeline Expansion - IPL and WPL currently expect to make investments to extend various gas distribution systems to provide natural gas to unserved or underserved areas in their service territories. Additionally, IPL expects to make investments in gas pipelines to serve new natural gas generating facilities.

Gas Pipeline Safety - The Pipeline and Hazardous Materials Safety Administration published various final rules from 2019 through 2024 that updated safety requirements for gas transmission pipelines, and updated procedures were implemented to address these rules. Plans to address certain requirements for specific pipelines were developed and implemented. The majority of identified remediation efforts have been completed with remaining items to be completed by July 2035. In response to these rule changes, Alliant Energy, IPL and WPL have been assessing, testing and modifying certain of IPL's and WPL's pipelines, and updating practices for assessment and operation of all IPL and WPL pipelines. Alliant Energy, IPL, and WPL also continue to evaluate the impact of these final rules and resulting remediation plans on their financial condition and results of operations.

Technology - Alliant Energy, IPL and WPL currently plan to make investments in technology to enhance productivity and efficiency through automation and customer self-service. Estimated capital expenditures for expected and current technology projects for 2026 through 2029 are included in the "Other" line in the construction and acquisition expenditures table in "Liquidity and Capital Resources."

<center>RATE MATTERS</center>

Rate Reviews

Retail Base Rate Filings - Base rate changes reflect both returns on additions to infrastructure and recovery of changes in costs incurred or expected to be incurred to provide electric and gas service to retail customers. Given that a portion of the rate changes will offset changes in costs, revenues from rate changes should not be expected to result in an equal change in net income for either IPL or WPL.

IPL's Retail Electric and Gas Rate Reviews (October 2024 Through September 2025 Forward-looking Test Period) - In September 2024, the IUC issued an order for IPL's retail electric and gas rate reviews for the October 2024 through September 2025 forward-looking Test Period with rate changes effective October 1, 2024. Key drivers for the rate review included revenue requirement impacts of increasing electric and gas rate base, including investments in solar generation, as well as updated depreciation rates and certain incremental costs incurred resulting from the 2020 derecho windstorm. The IUC's order included the following provisions:
- Annual retail electric base rate increase of $185 million, with customers receiving partially offsetting credits for the first 12 months through a tax benefit rider totaling $52 million and $16 million in 2025 and 2024, respectively, and a subsequent retail electric base rate moratorium through September 2029;
  - During the moratorium, IPL may request updated rates if its actual return on common equity is 100 or more basis points below the authorized return on common equity for a single calendar year or 50 or more basis points below the authorized return on common equity for two consecutive years, and/or if a material change in laws or regulations causes the moratorium to become unsustainable;
- Annual retail gas base rate increase of $10 million;
- Electric earnings sharing mechanism beginning in calendar year 2025, where IPL would apply excess earnings to the remaining net book value of IPL's highest earning asset with advance ratemaking principles (currently the Emery Generation Station) based on its authorized return on common equity as follows;

Threshold Above Authorized Return on Common Equity	Sharing
First 50 basis points	75% customers, 25% IPL
>50 to 100 basis points	50% customers, 50% IPL
>100 to 150 basis points	25% customers, 75% IPL
>150 basis points	100% customers

- Investment tax credits resulting from renewable generation and energy storage projects may be utilized to offset any revenue deficiency on an annual basis up to IPL's return on common equity threshold; any remaining investment tax credits, net of the cost of transferability, that are not used to offset any revenue deficiency, will be deferred by IPL and carried forward to offset any revenue deficiency in future years;
- Creation of an individual customer rate tariff, which would allow IPL to attract new load growth to its service territory;
- Electric distribution system investment cap not to exceed $900 million in aggregate or $325 million in any given year from 2026 through 2029, with certain exceptions;
- IPL to retain renewable production tax credits from new generation resources not included in base rates and the repowering of existing wind farms, including the Franklin County wind farm refurbishment, as well as retain energy margins for new generation resources and energy storage;
- Discontinuation of the renewable energy rider; and
- A return of the remaining net book value of the Lansing Generating Station; however, the IUC's order does not include a return on the remaining net book value of Lansing, resulting in Alliant Energy recording a pre-tax non-cash charge of $60 million to "Asset valuation charge for IPL's Lansing Generating Station" in the income statement in 2024.

IPL filed a subsequent proceeding with the IUC in December 2025 for its October 2024 through September 2025 forward-looking Test Period retail electric and gas rate reviews, which compared actual revenues and costs to those initially forecasted by IPL. IPL currently does not expect any rate adjustments from this subsequent proceeding.

WPL's Retail Electric and Gas Rate Reviews (2026/2027 Forward-looking Test Period) - In December 2025, the PSCW issued an order authorizing annual base rate increases of $69 million and $7 million for WPL's retail electric and gas customers, respectively, effective January 1, 2026, for the 2026 forward-looking Test Period. The PSCW's order also authorized WPL to implement an additional $75 million and $5 million increase in annual rates for its retail electric and gas customers, respectively, effective January 1, 2027, for the 2027 forward-looking Test Period. The key drivers for the annual base rate increases include revenue requirement impacts of increasing electric and gas rate base, including wind refurbishment projects, energy storage, existing natural gas-fired EGU improvements, solar generation costs incurred that exceed the construction cost estimates previously approved by the PSCW (refer to Note 3 for further discussion), and electric and gas distribution investments. The order extends, with certain modifications, an earnings sharing mechanism through 2027. Under the earnings sharing mechanism, WPL will defer a portion of its earnings if its annual regulatory return on common equity exceeds 10.05% during the 2026/2027 Test Period. WPL must defer 50% of its excess earnings between 10.05% and 10.55%, and 100% of any excess earnings above 10.55%. The PSCW also authorized an AFUDC applied to 100% of CWIP balances related to construction activity on capital projects requiring PSCW approval and are impacted by federal law changes.

Rate Review Details - Details related to IPL's and WPL's key jurisdictions were as follows:

	Regulatory Body	Average Rate Base (in millions)	Authorized Return on Common Equity (a)	Common Equity Component of Regulatory Capital Structure	Effective Date
IPL Retail Electric (October 2024-September 2025 Test Period) (b)					
Marshalltown	IUC	$484	11.00%	51.0%	10/1/2024
Emery	IUC	90	12.23%	51.0%	10/1/2024
Whispering Willow - East	IUC	124	11.70%	51.0%	10/1/2024
Wind	IUC	1,218	11.00%	51.0%	10/1/2024
Solar	IUC	511	10.25%	51.0%	10/1/2024
Other (c)	IUC	4,852	9.34%	51.0%	10/1/2024
IPL Retail Gas (October 2024-September 2025 Test Period) (b)	IUC	630	9.65%	51.0%	10/1/2024
IPL Wholesale Electric	FERC	177	10.97%	50.0%	1/1/2025
WPL Retail Electric and Gas					
Electric (2026 Test Period) (d)	PSCW	6,234	9.80%	54.5%	1/1/2026
Gas (2026 Test Period) (d)	PSCW	558	9.80%	54.5%	1/1/2026
WPL Wholesale Electric	FERC	550	10.90%	55.0%	1/1/2025

(a) Authorized returns on common equity may not be indicative of actual returns earned or projections of future returns.
(b) Average rate base amounts reflect IPL's allocated retail share of rate base and do not include CWIP and were calculated using a forecasted 13-month average for the test period.
(c) Average rate base amounts include assets that do not have advance rate-making principles (9.65% return on common equity), production tax credits carryforwards for 1,000 MW of wind generating facilities placed in service in 2019 and 2020 (5% return on common equity), as well as the portion of Whispering Willow - East that does not earn a return on investment.
(d) Average rate base amounts reflect WPL's allocated retail share of rate base and do not include CWIP or a cash working capital allowance, and were calculated using a forecasted 13-month average for the test period. The PSCW provides a return on selected CWIP and a cash working capital allowance by adjusting the percentage return on rate base.

LEGISLATIVE MATTERS

Tax Legislation
In August 2022, the Inflation Reduction Act of 2022 was enacted. The most significant provisions of the legislation for Alliant Energy, IPL and WPL relate to a 10-year extension of tax credits for clean energy projects, a new production tax credit for eligible solar projects, a standalone investment tax credit for energy storage projects, and the right to transfer renewable tax credits generated after 2022 to other corporate taxpayers. The legislation also established a requirement for corporations with income over $1 billion to pay a 15% minimum tax; however, Alliant Energy is currently below this income level. Alliant Energy, IPL and WPL are utilizing various provisions of the Inflation Reduction Act of 2022 to enhance the tax benefits expected from their current and planned renewable generation and energy storage projects, including transferring tax credits from such projects to other corporate taxpayers. Refer to Note 1(c) for discussion of the transfer of renewable tax credits to other corporate taxpayers.

In July 2025, the One Big Beautiful Bill Act was enacted, which modified various clean energy tax credits under the Inflation Reduction Act of 2022, including production tax credits and investment tax credits. The most significant provisions of the new legislation for Alliant Energy, IPL, and WPL relate to the accelerated phase out of clean energy tax credits for eligible wind and solar projects for which construction begins more than 12 months after the enactment date or for projects placed in service after 2027, and restricted access to clean energy tax credits for projects that begin construction after 2025 and receive impermissible amounts of construction support from entities with ties to certain foreign countries, including China. Additionally, in July 2025, the Presidential Administration directed the U.S. Department of the Treasury to strictly enforce the termination of clean energy tax credits, including issuing new and revised guidance in August 2025, to ensure that requirements concerning the beginning of construction are not circumvented.

Refer to "Customer Investments" for discussion of Alliant Energy's, IPL's and WPL's current plans to develop and/or acquire new renewable generation and energy storage projects. Alliant Energy, IPL and WPL currently expect these planned renewable generation and energy storage projects would continue to be eligible for clean energy tax credits. If these renewable generation and energy storage projects do not begin construction within the anticipated timeframes or fail to meet other eligibility requirements, the amount of clean energy tax credits could be significantly reduced, which could adversely impact Alliant Energy's, IPL's and WPL's financial condition and results of operations.

Refer to Note 11 for discussion of Iowa tax reform enacted in 2022.

Economic Development
In May 2024, the Major Economic Growth Attraction program was enacted in Iowa, which offers various tax incentives for up to two qualified businesses for certain large-scale projects with capital investments greater than $1 billion constructed on certified sites greater than 250 acres in Iowa. The most significant provision of this program for Alliant Energy encourages economic development in IPL's service territory. Alliant Energy has various development-ready sites throughout Iowa, including the Prairie View Industrial Center Super Park in Ames, Iowa and the River City Industrial Center in Mason City, Iowa.

In July 2023, legislation was enacted in Wisconsin, which creates a sales and use tax exemption for the sale of certain property for qualified data centers. The most significant provision of this legislation for Alliant Energy encourages economic development in WPL's service territory.

Advance Rate-making Principles
In May 2024, legislation was enacted in Iowa related to the advance rate-making principles for certain generation and energy storage investments located in Iowa. The most significant provisions of this legislation for Alliant Energy would allow IPL to include energy storage and nuclear-fired generation projects in the advance rate-making principles request process prior to making these investments in Iowa, and require IPL to obtain a GCU Certificate from the IUC in order to construct energy storage projects.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy, IPL and WPL expect to maintain adequate liquidity to operate their businesses and implement their strategy as a result of operating cash flows generated by their utility business, and available capacity under a single revolving credit facility and IPL's sales of accounts receivable program, supplemented by periodic issuances of long-term debt and Alliant Energy equity securities. As summarized below, Alliant Energy, IPL and WPL believe they have the ability to generate and obtain adequate amounts of cash to meet their requirements and plans for cash in the next 12 months and beyond.

Liquidity Position - At December 31, 2025, Alliant Energy had $556 million of cash and cash equivalents, $1,212 million ($550 million at the parent company, $262 million at IPL and $400 million at WPL) of available capacity under the single revolving credit facility and noavailable capacity at IPL under its sales of accounts receivable program.

Capital Structure - Alliant Energy, IPL and WPL plan to maintain debt-to-total capitalization ratios that are consistent with investment-grade credit ratings, as well as maintain capital structures consistent with the authorized levels approved by IPL's and WPL's regulators. The following table shows financial capital structures as of December 31, 2025, as well as an adjusted capitalization structure that Alliant Energy believes is consistent with how a majority of the rating agencies currently view its junior subordinated notes:

(in millions)	Alliant Energy		IPL	WPL
	Actual	Adjusted (a)	Actual	Actual
Common equity	$7,334	$7,697	$4,844	$4,375
Long-term debt (including current maturities)	12,028	11,665	4,680	3,669
Short-term debt	88	88	88	—
Total capitalization	$19,450	$19,450	$9,612	$8,044
Total debt	$12,116	$11,753	$4,768	$3,669
Ratio of debt to total capitalization	62 %	60 %	50 %	46 %

(a) The long-term debt component of Alliant Energy's financial capital structure includes junior subordinated notes classified as "Long-term debt, net" on Alliant Energy's balance sheet (refer to Note 8(b) for additional information). The adjusted presentation at December 31, 2025 attributes 50% of the junior subordinated notes to common equity and 50% to long-term debt, to align with the debt-to-capital ratio used by the majority of rating agencies. The non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate Alliant Energy's capital structure.

Alliant Energy, IPL and WPL intend to manage their capital structures and liquidity positions in such a way that facilitates their ability to raise funds reliably and at reasonable terms and conditions, while maintaining capital structures consistent with those approved by regulators. In addition to capital structures, other important factors used to determine the characteristics of future financings include financial coverage ratios, capital spending plans, regulatory orders and rate-making considerations, levels of debt and equity imputed by rating agencies, market conditions, the impact of tax initiatives and legislation, and any potential proceeds from asset sales. The PSCW factors certain imputed debt adjustments, including certain lease obligations, in establishing a regulatory capital structure as part of WPL's retail rate reviews. The IUC does not make any explicit adjustments for imputed debt in establishing capital ratios used in determining customer rates, although such adjustments are considered by IPL in recommending an appropriate capital structure. Debt imputations by rating agencies include, among others, AROs, pension and OPEB obligations, the sales of accounts receivable program and certain lease obligations.

Credit and Capital Markets - Alliant Energy, IPL and WPL maintain a single revolving credit facility to provide backstop liquidity to their commercial paper programs, and ensure a committed source of liquidity in the event the commercial paper market becomes disrupted. In addition, IPL maintains a sales of accounts receivable program as an alternative financing source; however, if customer arrears were to exceed certain levels, IPL's access to the program may be restricted.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is from electric and gas sales to IPL's and WPL's customers. Cash from these sales reimburses IPL and WPL for prudently-incurred expenses to provide service to their utility customers and generally provides IPL and WPL a return of and a return on the assets used to provide such services. Capital needed to retire debt and fund capital expenditures related to large strategic projects is expected to be met primarily through external financings.

Cash Flows - Selected cash flows information was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	2025	2024	2025	2024
Cash, cash equivalents and restricted cash, January 1	$81	$63	$29	$53	$51	$7
Cash flows from (used for):						
Operating activities	1,169	1,167	286	357	836	761
Investing activities	(1,896)	(1,547)	(859)	(684)	(827)	(724)
Financing activities	1,202	398	551	303	(23)	7
Net increase (decrease)	475	18	(22)	(24)	(14)	44
Cash, cash equivalents and restricted cash, December 31	$556	$81	$7	$29	$37	$51

Operating Activities - The following items contributed to increased (decreased) operating activity cash flows for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher collections from IPL's and WPL's retail electric and IPL's gas base rate increases	$339	$277	$62
Changes in income taxes paid/received (a)	69	(36)	95
Increased collections from IPL's and WPL's retail customers caused by temperature impacts on electric and gas sales	62	35	27
Timing of WPL's fuel-related cost recoveries from retail electric customers	56	—	56
Lower revenues at IPL due to credits on customers' bills related to production tax credits through its fuel-related cost recovery mechanism	(122)	(122)	—
Changes in interest payments	(66)	(43)	(13)
Changes in the sales of accounts receivable at IPL	(51)	(51)	—
Lower revenues at IPL due to credits on customers' bills through the tax benefit rider	(36)	(36)	—
Changes in levels of materials and supplies	(31)	(8)	(23)
Restructuring and voluntary employee separation payments in 2025	(25)	(11)	(12)
Lower revenues at IPL due to discontinuation of renewable energy rider in 2024	(24)	(24)	—
Lower wholesale revenues at IPL primarily due to lower sales from the expiration of IPL's wholesale power agreement with Southern Minnesota Energy Cooperative in 2025	(22)	(22)	—
Other (primarily due to other changes in working capital)	(147)	(30)	(117)
	$2	($71)	$75

(a) Refer to the cash flows statements for details of renewable tax credits transferred to other corporate taxpayers in 2024 and 2025.

Income Tax Payments and Receipts - Income tax (payments) receipts were as follows (in millions):

	2025	2024
IPL	$139	$175
WPL	109	14
Other subsidiaries	18	8
Alliant Energy	$266	$197

Alliant Energy, IPL and WPL currently do not expect to make any significant federal income tax payments over the next few years based on their current credit carryforward positions; however, some tax payments and receipts may occur for state taxes and between consolidated group members (including IPL and WPL) under the tax sharing agreement between Alliant Energy and its subsidiaries. Refer to Note 11 for discussion of the carryforward positions.

As discussed in "Legislative Matters," the Inflation Reduction Act of 2022 provides the right to transfer renewable tax credits to other corporate taxpayers. Refer to the cash flows statements and Note 1(c) for details of renewable tax credits transferred to other corporate taxpayers. Alliant Energy, IPL and WPL currently intend to transfer all eligible renewable tax credits in the future.

Pension Plan Contributions - Alliant Energy, IPL and WPL currently expect to make $23 million, $3 million and $13 million of pension plan contributions in 2026, respectively, based on the funded status and assumed return on assets for each plan as of the December 31, 2025 measurement date. Refer to Note 12(a) for discussion of pension plan contributions in 2025 and the current funded levels of pension plans.

Investing Activities - The following items contributed to increased (decreased) investing activity cash flows for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
(Higher) lower utility construction and acquisition expenditures (a)	($225)	($249)	$24
Proceeds from sales of partial ownership interests in West Riverside in 2024	(123)	—	(123)
Changes in the amount of cash receipts on sold receivables	35	35	—
Other	(36)	39	(4)
	($349)	($175)	($103)

(a) Largely due to higher expenditures for IPL's energy storage and gas generation and IPL's and WPL's refurbishment of existing wind farms, partially offset by lower expenditures for IPL's and WPL's solar generation and WPL's energy storage.

Construction and Acquisition Expenditures - Construction and acquisition expenditures and financing plans are reviewed, approved and updated as part of the strategic planning process. Changes may result from a number of reasons, including changes in expected load growth, regulatory requirements, changing legislation, not obtaining favorable and acceptable regulatory approval on certain projects, changing costs of projects due to market conditions and the impact of tariffs, improvements in technology, and improvements to ensure resiliency and reliability of the electric and gas distribution systems. Refer to "Rate Matters" for discussion of an electric distribution system investment cap included in IPL's rate review settlement agreement, which was approved by the IUC in September 2024. Alliant Energy, IPL and WPL have not yet entered into contractual commitments relating to the majority of their anticipated future construction and acquisition expenditures. As a result, they have some discretion with regard to the level and timing of these expenditures. Construction and acquisition expenditures for 2026 through 2029 are currently anticipated as follows (in millions), which are focused on adding renewable generation and energy storage projects and dispatchable gas generation projects to meet growing customer demand for electricity, including expected future data center growth from currently executed electric service agreements, and strengthening the resiliency and reliability of the electric and gas distribution systems. Alliant Energy, IPL and WPL are currently evaluating the impacts of tariffs, recently enacted legislation and additional potential demand from large load growth customers on their resource plans, and will update their anticipated construction and acquisition expenditures as needed in the future. Cost estimates represent Alliant Energy's, IPL's and WPL's portion of construction expenditures and exclude AFUDC and capitalized interest, if applicable. Refer to "Customer Investments" for further discussion of certain key utility business projects impacting construction and acquisition plans, and the related regulatory filings.

	Alliant Energy				IPL				WPL			
	2026	2027	2028	2029	2026	2027	2028	2029	2026	2027	2028	2029
Generation:												
Renewables and energy storage projects	$1,055	$1,035	$1,465	$1,495	$625	$830	$625	$1,400	$360	$325	$840	$95
Gas projects	970	1,515	1,135	460	660	1,095	890	400	280	420	245	60
Other	175	125	120	105	70	75	50	45	105	50	70	60
Distribution:												
Electric systems	545	540	565	605	275	260	265	270	270	280	300	335
Gas systems	145	135	105	105	80	70	40	40	65	65	65	65
Other	240	230	235	295	45	45	40	60	40	35	35	55
	$3,130	$3,580	$3,625	$3,065	$1,755	$2,375	$1,910	$2,215	$1,120	$1,175	$1,555	$670

West Riverside Options - WPL entered into agreements with neighboring utilities that provided them options to purchase a partial ownership interest in West Riverside. Upon exercise of such options and the resulting sales, WPL received proceeds from the sales in 2024. Refer to "Customer Investments" for additional information.

Renewable Tax Credits - IPL and WPL started construction in 2024 and 2025, and currently expect to start construction in the first half of 2026, of certain renewable and energy storage projects, with the intention of preserving the qualification of any renewable tax credits associated with these projects.

Financing Activities - The following items contributed to increased (decreased) financing activity cash flows for 2025 compared to 2024 (in millions):

	Alliant Energy	IPL	WPL
Higher (lower) net proceeds from issuance of long-term debt	$857	$245	($1)
Lower payments to retire long-term debt	509	200	—
Net changes in the amount of commercial paper outstanding	(553)	(12)	(48)
Higher common stock dividends	(29)	(159)	(11)
Higher (lower) capital contributions from IPL's and WPL's parent company, Alliant Energy	—	(40)	25
Other	20	14	5
	$804	$248	($30)

FERC and Public Utility Holding Company Act Financing Authorizations - Under the Public Utility Holding Company Act of 2005, FERC has authority over the issuance of utility securities, except to the extent that a public utility's primary state regulatory commission has retained jurisdiction over such matters. FERC currently has authority over the issuance of securities by IPL. FERC does not have authority over the issuance of securities by Alliant Energy, WPL, AEF or Corporate Services. In January 2026, IPL received authorization from FERC to issue securities in 2026 and 2027 as follows (in millions):

	Initial Authorization
Long-term debt securities issuances in aggregate	$2,500
Short-term debt securities outstanding at any time (including borrowings from its parent)	400
Preferred stock issuances in aggregate	300

State Regulatory Financing Authorizations - In March 2023, WPL received authorization from the PSCW to have up to $500 million of short-term borrowings and/or letters of credit outstanding at any time through the expiration date of WPL's credit facility agreement. In January 2026, WPL received authorization from the PSCW to issue up to $2.8 billion of long-term debt securities in aggregate in 2026-2028.

Shelf Registrations - Alliant Energy, IPL and WPL have current shelf registration statements on file with the SEC for availability to issue unspecified amounts of securities through December 2026. Alliant Energy's shelf registration statement may be used to issue common stock, debt and other securities. IPL's and WPL's shelf registration statements may be used to issue preferred stock and debt securities.

Common Stock Dividends - Payment of common stock dividends is subject to dividend declaration by Alliant Energy's Board of Directors and is dependent upon, among other factors, regulatory limitations, earnings, cash flows, capital requirements and general financial condition of subsidiaries. Alliant Energy's general long-term goal is to maintain a dividend payout ratio that is competitive with the industry average. Based on that, Alliant Energy's goal is to maintain a dividend payout ratio of approximately 60% to 70% of consolidated earnings from continuing operations. Refer to "Results of Operations" for discussion of expected common stock dividends in 2026.

Common Stock Issuances - Refer to Note 7 for discussion of common stock issuances by Alliant Energy in 2024 and 2025, and "Results of Operations" for discussion of expected issuances of common stock in 2026 through 2029.

Short-term Debt - In December 2025, Alliant Energy, IPL and WPL amended and extended their single revolving credit facility agreement, which expires in December 2030 and is discussed in Note 8(a). There are currently 14 lenders that participate in the credit facility, with respective commitments ranging from $25 million to $130 million. Subject to certain conditions, Alliant Energy, IPL and WPL may exercise one extension option, which would extend the maturity date by one year. The credit facility has a provision to expand the facility size up to an additional $700 million, for a potential total commitment of $2 billion, subject to lender approval for Alliant Energy and subject to lender and regulatory approvals for IPL and WPL.

The credit agreement contains customary events of default, including a cross-default provision that would be triggered if Alliant Energy or certain of its significant subsidiaries (including IPL and WPL) defaults on debt (other than non-recourse debt) totaling $100 million or more. IPL and WPL are subject to a similar cross-default provision with respect to their own respective consolidated debt. A default by Alliant Energy or its non-utility subsidiaries would not trigger a cross-default at IPL or WPL, nor would a default by either of IPL or WPL constitute a cross-default event for the other. If an event of default under the credit agreement occurs and is continuing, then the lenders may declare any outstanding obligations of the defaulting borrower under the credit agreement immediately due and payable.

The single credit facility agreement contains a financial covenant, which requires Alliant Energy, IPL and WPL to maintain certain debt-to-capital ratios in order to borrow under the credit facility. AEF's term loan credit agreement contains a financial covenant, which requires Alliant Energy to maintain a certain debt-to-capital ratio in order to borrow under the term loan credit agreement. The required debt-to-capital ratios compared to the actual debt-to-capital ratios at December 31, 2025 were as follows:

	Alliant Energy	IPL	WPL
Requirement, not to exceed	65%	65%	65%
Actual	59%	50%	47%

The debt component of the capital ratios includes, when applicable, long- and short-term debt (excluding non-recourse debt and hybrid securities (e.g., junior subordinated notes) to the extent the total carrying value of such hybrid securities does not exceed 15% of consolidated capital of the applicable borrower), finance lease obligations, certain letters of credit, guarantees of the foregoing and new synthetic leases. Unfunded vested benefits under qualified pension plans and sales of accounts receivable are not included in the debt-to-capital ratios. The equity component of the capital ratios excludes accumulated other comprehensive income (loss).

Long-term Debt - Refer to Note 8(b) for discussion of issuances and retirements of long-term debt in 2025, and "Results of Operations" for discussion of expected issuances and retirements of long-term debt in 2026. In 2024, IPL issued $350 million of 4.95% senior debentures due 2034 and $300 million of 5.45% senior debentures due 2054, a portion of which was used for the retirement of IPL's $500 million 3.25% senior debentures, and the remainder was used for general corporate purposes. In 2024, WPL issued $300 million of 5.375% green bond debentures due 2034, and an amount equal to or in excess of the net proceeds was disbursed for the development and acquisition of its solar EGUs. In 2024, AEF entered into a $300 million variable rate term loan credit agreement, which amended and restated the term loan credit agreement that expired in March 2024, and retired the $300 million variable rate term loan credit agreement set forth therein. In 2024, AEF issued $375 million of 5.40% senior notes due 2027, and used the net proceeds to reduce Alliant Energy's outstanding commercial paper and for general corporate purposes.

Impact of Credit Ratings on Liquidity and Collateral Obligations -
Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements that contain provisions dependent on credit ratings. In the event of a significant downgrade, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of any exposure, or may need to unwind contracts or pay underlying obligations. In the event of a significant downgrade, management believes Alliant Energy, IPL and WPL have sufficient liquidity to cover counterparty credit support or collateral requirements under these various agreements. In addition, a downgrade in the credit ratings of Alliant Energy, IPL or WPL could also result in them paying higher interest rates in future financings, reduce flexibility with future financing plans,

reduce their pool of potential lenders, increase their borrowing costs under existing credit facilities or limit their access to the commercial paper market. Credit ratings and outlooks as of the date of this report are as follows:

		Standard & Poor's Ratings Services	Moody's Investors Service
Alliant Energy:	Corporate/issuer	BBB+	Baa2
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB	N/A
	Outlook	Stable	Stable
IPL:	Corporate/issuer	BBB+	Baa1
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB+	Baa1
	Outlook	Stable	Stable
WPL:	Corporate/issuer	A-	Baa1
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	A-	Baa1
	Outlook	Stable	Stable

Standard & Poor's Ratings Services and Moody's Investors Service issued credit ratings of BBB+ and Baa2, respectively, for the senior notes issued by AEF in 2018, 2020, 2022, 2023 and 2024 (with Alliant Energy as guarantor). Credit ratings are not recommendations to buy or sell securities and are subject to change, and each rating should be evaluated independently of any other rating. Each of Alliant Energy, IPL or WPL assumes no obligation to update their respective credit ratings. Refer to Note 14 for additional information on ratings triggers for commodity contracts accounted for as derivatives.

Off-Balance Sheet Arrangements -
Special Purpose Entities - IPL maintains a Receivables Agreement whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third party through wholly-owned and consolidated special purpose entities. The purchase commitment from the third party to which IPL sells its receivables expires in March 2026. In 2025 and 2024, IPL evaluated the third party that purchases IPL's receivable assets under the Receivables Agreement and believes that the third party is a VIE; however, IPL concluded consolidation of the third party was not required.

In addition, IPL's sales of accounts receivable program agreement contains a cross-default provision that is triggered if IPL or Alliant Energy incurs an event of default on debt totaling $100 million or more. If an event of default under IPL's sales of accounts receivable program agreement occurs, then the counterparty could terminate such agreement. Refer to Note 5(b) for additional information regarding IPL's sales of accounts receivable program.

Guarantees and Indemnifications - At December 31, 2025, various guarantees and indemnifications are outstanding related to Alliant Energy's cash equity ownership interest in a non-utility wind farm, prior divestiture activities, transfers of renewable tax credits to other corporate taxpayers and electric transmission infrastructure. Refer to Note 16(d) for additional information.

Certain Financial Commitments -
Contractual Obligations - Alliant Energy, IPL and WPL have various long-term contractual obligations as of December 31, 2025, which include long-term debt maturities in Note 8(b), operating and finance leases in Note 9, capital purchase obligations in Note 16(a), and other purchase obligations in Note 16(b). At December 31, 2025, Alliant Energy, IPL and WPL had no uncertain tax positions recorded as liabilities. Refer to Note 12(a) for anticipated pension and OPEB funding amounts. Refer to "Construction and Acquisition Expenditures" above for additional information on construction and acquisition programs. In addition, at December 31, 2025, there were various other liabilities included on the balance sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Primary market risk exposures are associated with commodity prices, counterparty credit risk, investment prices and interest rates. Risk management policies are used to monitor and assist in mitigating these market risks and derivative instruments are used to manage some of the exposures related to commodity prices and interest rates. Refer to Notes 1(h) and 14 for further discussion of derivative instruments, and Note 1(g) for details of utility cost recovery mechanisms that significantly reduce commodity risk.

Commodity Price - Alliant Energy, IPL and WPL are exposed to the impact of market fluctuations in the price and transportation costs of commodities they procure and market. Established policies and procedures mitigate risks associated with these market fluctuations, including the use of various commodity derivatives and contracts of various durations for the forward sale and purchase of these commodities. Exposure to commodity price risks in the utility businesses is also significantly mitigated by current rate-making structures in place for recovery of fuel-related costs as well as the cost of natural gas purchased for resale. IPL's electric and gas tariffs and WPL's wholesale electric and gas tariffs provide for subsequent monthly adjustments to their tariff rates for material changes in prudently incurred commodity costs. IPL's and WPL's rate mechanisms, combined with commodity derivatives, significantly reduce commodity risk associated with their electric and gas service. WPL's retail electric service is exposed to the impact of changes in commodity prices due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs.

Counterparty Credit Risk - Alliant Energy, IPL, and WPL are exposed to credit risk related to losses resulting from counterparties' nonperformance of their contractual obligations. Alliant Energy, IPL and WPL maintain credit policies intended to minimize overall credit risk and actively monitor these policies to reflect changes and scope of operations. Alliant Energy, IPL, and WPL conduct credit reviews for certain counterparties, and employ credit risk controls such as letters of credit, surety bonds, parental guarantees, master netting agreements and termination provisions. Credit exposure is monitored, and when necessary, activity with a specific counterparty is limited until credit enhancement is provided. Distress in the financial markets could increase Alliant Energy's, IPL's and WPL's credit risk.

Investment Price - Alliant Energy, IPL and WPL are exposed to investment price risk as a result of their investments in securities, largely related to securities held by their pension and OPEB plans, as well as unconsolidated investments accounted for under the equity method of accounting. Refer to Note 12(a) for details of the securities held by their pension and OPEB plans, and Note 6 for details of equity investments. Refer to "Critical Accounting Estimates" for the impact on retirement plan costs of changes in the rate of returns earned by plan assets.

Interest Rate - Alliant Energy, IPL and WPL are exposed to risk resulting from changes in interest rates associated with variable-rate borrowings. In addition, Alliant Energy and IPL are exposed to risk resulting from changes in interest rates on cash amounts outstanding under IPL's sales of accounts receivable program. Assuming the impact of a hypothetical 100 basis point increase in interest rates on variable-rate borrowings and cash amounts outstanding under IPL's sales of accounts receivable program at December 31, 2025, Alliant Energy's, IPL's and WPL's annual pre-tax expense would increase by approximately $2 million, $2 million and $0 million, respectively. Refer to Notes 5(b) and 8 for additional information on cash amounts outstanding under IPL's sales of accounts receivable program, and short- and long-term variable-rate borrowings, respectively. Refer to "Critical Accounting Estimates" for the impacts of changes in discount rates on retirement plan obligations and costs.

Critical Accounting Estimates - Alliant Energy's financial statements are prepared in conformity with GAAP, which requires management to apply accounting policies, judgments and assumptions, and make estimates that affect results of operations and the amounts of assets and liabilities reported in the financial statements. The following accounting estimates are critical to the business and the understanding of financial results as they require critical assumptions and judgments by management. The results of these assumptions and judgments form the basis for making estimates regarding the results of operations and the amounts of assets and liabilities that are not readily apparent from other sources. Actual financial results may differ materially from estimates. Management has discussed these critical accounting estimates with the Audit Committee of the Board of Directors. Refer to Note 1 for additional discussion of accounting estimates used in the preparation of the financial statements.

Regulatory Assets and Regulatory Liabilities - IPL and WPL are regulated by various federal and state regulatory agencies. As a result, they are subject to GAAP for regulated operations, which recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or regulatory liabilities arise as a result of a difference between GAAP and actions imposed by the regulatory agencies in the rate-making process. Regulatory assets generally represent incurred costs that have been deferred as such costs are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers or amounts collected in rates for which the related costs have not yet been incurred. Regulatory assets and regulatory liabilities are recognized in accordance with the rulings of applicable federal and state regulators, and future regulatory rulings may impact the carrying value and accounting treatment of regulatory assets and regulatory liabilities. Note 2 provides details of the nature and amounts of regulatory assets and regulatory liabilities assessed at December 31, 2025.

Assumptions and judgments are made each reporting period regarding whether regulatory assets are probable of future recovery and regulatory liabilities are probable future obligations by considering factors such as regulatory environment changes, rate orders issued by the applicable regulatory agencies, historical decisions by such regulatory agencies regarding similar regulatory assets and regulatory liabilities, and subsequent events of such regulatory agencies. The decisions made by regulatory agencies have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these decisions may result in a material impact on results of operations and the amount of assets and liabilities in the financial statements.

Income Taxes - Alliant Energy, IPL and WPL are subject to income taxes in various jurisdictions. Assumptions and judgments are made each reporting period to estimate income tax assets, liabilities, benefits and expenses. Judgments and assumptions are supported by historical data and reasonable projections. Significant changes in these judgments and assumptions could have a material impact on financial condition and results of operations. Alliant Energy's and IPL's critical assumptions and judgments for 2025 included estimates of qualifying deductions for repairs expenditures, allocation of mixed service costs and state depreciation, and costs related to retirement or removal of depreciable property due to the impact of Iowa rate-making principles on such property-related differences. Critical assumptions and judgments also include projections of future taxable income used to determine the ability to utilize federal credit carryforwards prior to their expiration. Refer to Note 11 for further discussion of tax matters.

<u>Effect of Rate-making on Property-related Differences</u> - Alliant Energy's and IPL's effective income tax rates are normally impacted by certain property-related differences at IPL for which deferred tax is not recorded in the income statement pursuant to Iowa rate-making principles. Changes in methods or assumptions regarding the amount of IPL's qualifying repairs expenditures, allocation of mixed service costs and state depreciation, and costs related to retirement or removal of depreciable property, could result in a material impact on Alliant Energy's and IPL's financial condition and results of operations.

<u>Carryforward Utilization</u> - Significant federal tax credit carryforwards exist for Alliant Energy, IPL and WPL as of December 31, 2025. Based on projections of current and future taxable income, Alliant Energy, IPL and WPL plan to utilize all of these carryforwards more than five years before expiration. Changes in tax regulations or assumptions regarding current and future taxable income could require valuation allowances in the future resulting in a material impact on financial condition and results of operations.

Long-Lived Assets - Periodic assessments regarding the recoverability of certain long-lived assets are completed when factors indicate the carrying value of such assets may not be recoverable or such assets are planned to be sold. These assessments require significant assumptions and judgments by management. The long-lived assets assessed for impairment generally include certain assets within regulated operations that may not be fully recovered from IPL's and WPL's customers as a result of regulatory decisions in the future, and assets within non-utility operations that are proposed to be sold or are currently generating operating losses.

<u>Regulated Operations</u> - Long-lived assets within regulated operations are reviewed for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate-making purposes. If IPL or WPL is disallowed recovery of any portion of the carrying value of its regulated property, plant and equipment that has been recently completed or is probable of being retired early, an impairment charge is recognized equal to the amount of the carrying value that was disallowed recovery. If IPL or WPL is disallowed a full or partial return on the carrying value of its regulated property, plant and equipment that has been recently completed or is probable of being retired early, an impairment charge is recognized equal to the difference between the carrying amount of the asset and the present value of the future revenues expected from its regulated property, plant and equipment. Refer to Note 3 for further discussion of Alliant Energy's, IPL and WPL's long-lived assets within their regulated operations.

AROs - The fair value of a legal obligation associated with the retirement of an asset is recorded as a liability when an asset is placed in service, when a legal obligation is subsequently identified or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement costs. Alliant Energy, IPL and WPL estimate the fair value of their AROs using present value techniques, in which they make various assumptions, including estimates of the amounts and timing of future cash flows associated with retirement activities, inflation and discount rates. Estimates of the timing and amounts of future cash outlays are based on projections of when and how assets will be retired and the cost of future removal activities. This amount is expected to be adjusted in the future, as additional information is obtained for the specific site closure plans, including the determination of whether or not individual sites are considered legal obligations and the acceptance and approval of compliance approaches, which could change management assumptions and result in a material change to the recorded ARO amounts. Future updates, including updates due to the enactment of the revised CCR Rule, could have a material impact on Alliant Energy's financial condition and results of operations. Refer to Note 13 for further discussion of AROs.

Pensions and Other Postretirement Benefits - Alliant Energy, IPL and WPL sponsor various defined benefit pension and OPEB plans that provide benefits to a significant portion of their employees and retirees. Assumptions and judgments are made periodically to estimate the obligations and costs related to their retirement plans. There are many judgments and assumptions involved in determining an entity's pension and other postretirement liabilities and costs each period including employee demographics (including life expectancies and compensation levels), discount rates, assumed rates of return and funding. Changes made to plan provisions may also impact current and future benefits costs. Judgments and assumptions are supported by historical data and reasonable projections and are reviewed at least annually. The following table shows the impacts of changing certain key actuarial assumptions discussed above (in millions):

	Defined Benefit Pension Plans		OPEB Plans	
Change in Actuarial Assumption	Impact on Projected Benefit Obligation at December 31, 2025	Impact on 2026 Net Periodic Benefit Costs	Impact on Accumulated Benefit Obligation at December 31, 2025	Impact on 2026 Net Periodic Benefit Costs
<u>Alliant Energy</u>				
1% change in discount rate	$83	$7	$10	$—
1% change in expected rate of return	N/A	7	N/A	1
<u>IPL</u>				
1% change in discount rate	39	3	4	—
1% change in expected rate of return	N/A	3	N/A	1
<u>WPL</u>				
1% change in discount rate	37	3	4	—
1% change in expected rate of return	N/A	3	N/A	—

Contingencies - Assumptions and judgments are made each reporting period regarding the future outcome of contingent events. Loss contingency amounts are recorded for any contingent events for which the likelihood of loss is probable and able to be reasonably estimated based upon current available information. The amounts recorded may differ from actuals when the uncertainty is resolved. The estimates made in accounting for contingencies, and the gains and losses that are recorded upon the ultimate resolution of these uncertainties, could have a significant effect on results of operations and the amount of assets and liabilities in the financial statements. Certain contingencies require estimation each reporting period of the expected credit losses on those contingencies, which requires significant judgment and may result in the recognition of a credit loss liability. Note 16 provides further discussion of contingencies assessed at December 31, 2025 that may have a material impact on financial condition and results of operations, including various pending legal proceedings, guarantees and indemnifications.

<u>**Retroactive Tariffs on Solar Cells and Modules**</u> - In August 2023, the U.S. Department of Commerce (DOC) issued a final ruling that found solar cells and modules produced in certain Southeast Asian countries, including Cambodia, Malaysia, Thailand and Vietnam, using parts and components produced in China, were circumventing pre-existing antidumping and countervailing duties on China. Consistent with a June 2022 Presidential Proclamation, the DOC issued rules granting duty-free treatment of solar cells and modules imported from these four countries as of June 2022 until June 2024. In August 2025, the U.S. Court of International Trade (CIT) ruled that this two-year duty suspension, as issued, was impermissible. In September 2025, this ruling from the CIT was appealed to the Federal Circuit. The CIT's order has been stayed pending appeal. Alliant Energy, IPL and WPL continue to assess the potential impact of these tariffs on previously completed solar generation projects and are currently unable to predict with certainty the future outcome or impact of these matters, including resolution of ongoing litigation.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy, IPL and WPL are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Alliant Energy's, IPL's and WPL's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's, IPL's and WPL's management assessed the effectiveness of their respective internal control over financial reporting as of December 31, 2025 using the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these assessments, Alliant Energy's, IPL's and WPL's management concluded that, as of December 31, 2025, their respective internal control over financial reporting was effective.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has audited Alliant Energy's internal control over financial reporting. That report is included herein.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of Alliant Energy Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 20, 2026, expressed an unqualified opinion on the Company's 2025 financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 20, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of Alliant Energy Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Accounting - Impact of rate regulation on the financial statements - Refer to Notes 1, 2, and 11 to the financial statements

Critical Audit Matter Description

Alliant Energy Corporation, through its wholly-owned subsidiaries Interstate Power and Light Company and Wisconsin Power and Light Company, is subject to rate regulation by regulatory agencies. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the Regulated Operations Topic 980 of the Financial Accounting Standards Board's Accounting Standards Codification.

The Company's rates are subject to regulatory rate-setting processes and periodic earnings oversight. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Regulatory assets generally represent incurred costs that have been deferred and are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers or amounts collected in rates for which the costs have not yet been incurred. The Company's regulatory assets and regulatory liabilities are recognized in accordance with the rulings of the regulatory agencies. A change in these rulings may result in a material impact on results of operations and the amount of certain assets and liabilities in the financial statements. Future regulatory rulings may impact the carrying value and accounting treatment of certain regulatory assets and regulatory liabilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about certain impacted account balances and disclosures and the high degree of subjectivity involved in assessing the impact of relevant future regulatory orders on the financial statements. Management judgments include assessing the likelihood of the recovery of incurred costs and refund of obligations to customers in future rates. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the regulatory agencies, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate-setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the regulatory filings by management and the uncertainty of future decisions by the regulatory agencies included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of certain regulatory assets and regulatory liabilities, including the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We inspected and evaluated the Company's analysis supporting the probability of recovery for certain regulatory assets or refund to customers or future reduction in customer rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertions.

- We inquired of management regarding current events impacting the Company and inspected minutes of the board of directors and other committees of the Company and evaluated whether matters were identified that may have an impact on certain recorded regulatory assets and liabilities.

- We read relevant regulatory orders, interpretations, filings made by the Company or its stakeholders, and other publicly available information issued by the regulatory agencies that pertain to the Company. We evaluated the external information and assessed whether there are matters in such information that would be contradictory to management's assertion of probability of recovery of certain regulatory assets or refund of regulatory liabilities, or impact other recorded balances.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery and that obligations to make refunds to customers are appropriately recorded as regulatory liabilities.

- We evaluated the Company's disclosures related to the impacts of rate regulation and regulatory developments, including disclosures related to certain regulatory balances recorded.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 20, 2026

We have served as the Company's auditor since 2002.

CONSOLIDATED FINANCIAL STATEMENTS

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2025	2024	2023
	(in millions, except per share amounts)		
Revenues:			
Electric utility	**$3,697**	$3,372	$3,345
Gas utility	**525**	465	540
Other utility	**51**	54	52
Non-utility	**89**	90	90
Total revenues	**4,362**	3,981	4,027
Operating expenses:			
Electric production fuel and purchased power	**742**	628	736
Electric transmission service	**625**	613	583
Cost of gas sold	**263**	224	299
Other operation and maintenance:			
Asset valuation charge for IPL's Lansing Generating Station	**—**	60	—
Other	**740**	676	675
Depreciation and amortization	**846**	772	676
Taxes other than income taxes	**121**	122	115
Total operating expenses	**3,337**	3,095	3,084
Operating income	**1,025**	886	943
Other (income) and deductions:			
Interest expense	**512**	449	394
Equity income from unconsolidated investments, net	**(60)**	(61)	(61)
Allowance for funds used during construction	**(89)**	(75)	(100)
Other	**1**	(3)	3
Total other (income) and deductions	**364**	310	236
Income before income taxes	**661**	576	707
Income tax expense (benefit)	**(149)**	(114)	4
Net income attributable to Alliant Energy common shareowners	**$810**	$690	$703
Weighted average number of common shares outstanding:			
Basic	**257.0**	256.5	253.0
Diluted	**257.8**	256.8	253.3
Earnings per weighted average common share attributable to Alliant Energy common shareowners:			
Basic	**$3.15**	$2.69	$2.78
Diluted	**$3.14**	$2.69	$2.78

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
	(in millions, except per share and share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$556**	$81
Accounts receivable, less allowance for expected credit losses	**476**	427
Production fuel, at weighted average cost	**46**	54
Gas stored underground, at weighted average cost	**49**	55
Materials and supplies, at weighted average cost	**193**	186
Regulatory assets	**155**	210
Other	**222**	171
Total current assets	**1,697**	1,184
Property, plant and equipment, net	**20,344**	18,701
Investments:		
ATC Holdings	**463**	415
Other	**231**	224
Total investments	**694**	639
Other assets:		
Regulatory assets	**2,119**	2,064
Deferred charges and other	**137**	126
Total other assets	**2,256**	2,190
Total assets	**$24,991**	$22,714
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$1,074**	$1,171
Commercial paper	**88**	558
Accounts payable	**498**	532
Accrued interest	**124**	112
Regulatory liabilities	**88**	69
Other	**251**	273
Total current liabilities	**2,123**	2,715
Long-term debt, net (excluding current portion)	**10,954**	8,677
Other liabilities:		
Deferred tax liabilities	**2,310**	2,188
Regulatory liabilities	**1,113**	959
Pension and other benefit obligations	**173**	224
Other	**984**	947
Total other liabilities	**4,580**	4,318
Commitments and contingencies (Note 16)		
Equity:		
Alliant Energy Corporation common equity:		
Common stock - $0.01 par value - 480,000,000 shares authorized; 257,137,261 and 256,690,222 shares outstanding	**3**	3
Additional paid-in capital	**3,101**	3,060
Retained earnings	**4,243**	3,954
Accumulated other comprehensive income	**1**	1
Shares in deferred compensation trust - 367,338 and 372,116 shares at a weighted average cost of $39.05 and $36.56 per share	**(14)**	(14)
Total Alliant Energy Corporation common equity	**7,334**	7,004
Total liabilities and equity	**$24,991**	$22,714

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(in millions)		
Cash flows from operating activities:			
Net income	**$810**	$690	$703
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**846**	772	676
Deferred tax expense (benefit) and tax credits	**(158)**	(117)	14
Asset valuation charge for IPL's Lansing Generating Station	**—**	60	—
Other	**27**	(22)	(39)
Other changes in assets and liabilities:			
Accounts receivable	**(652)**	(547)	(414)
Derivative assets	**6**	13	149
Accounts payable	**14**	96	(122)
Regulatory liabilities	**140**	(103)	(149)
Deferred income taxes (a)	**252**	259	84
Other	**(116)**	66	(35)
Net cash flows from operating activities	**1,169**	1,167	867
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Utility business	**(2,277)**	(2,052)	(1,731)
Other	**(206)**	(197)	(123)
Cash receipts on sold receivables	**628**	593	453
Proceeds from sales of partial ownership interests in West Riverside	**—**	123	120
Other	**(41)**	(14)	(120)
Net cash flows used for investing activities	**(1,896)**	(1,547)	(1,401)
Cash flows from financing activities:			
Common stock dividends	**(521)**	(492)	(456)
Proceeds from issuance of common stock, net	**23**	23	246
Proceeds from issuance of long-term debt	**2,470**	1,613	1,455
Payments to retire long-term debt	**(300)**	(809)	(508)
Net change in commercial paper	**(470)**	83	(167)
Other	**—**	(20)	3
Net cash flows from financing activities	**1,202**	398	573
Net increase in cash, cash equivalents and restricted cash	**475**	18	39
Cash, cash equivalents and restricted cash at beginning of period	**81**	63	24
Cash, cash equivalents and restricted cash at end of period	**$556**	$81	$63
Supplemental cash flows information:			
Cash (paid) received during the period for:			
Interest	**($500)**	($434)	($378)
Income taxes, net:			
Federal (a)	**$271**	$202	$82
State - Iowa	**(5)**	(5)	6
Total income taxes, net	**$266**	$197	$88
Significant non-cash investing and financing activities:			
Accrued capital expenditures	**$178**	$224	$364
Beneficial interest obtained in exchange for securitized accounts receivable	**$126**	$163	$216

(a) 2025, 2024 and 2023 include $285 million, $216 million and $98 million, respectively, of proceeds from renewable tax credits transferred to other corporate taxpayers

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Shares in Deferred Compensation Trust	Total Common Equity
				(in millions)		
2023:						
Beginning balance	$3	$2,777	$3,509	$—	($13)	$6,276
Net income attributable to Alliant Energy common shareowners			703			703
Common stock dividends ($1.81 per share)			(456)			(456)
At-the-market offering program, net and Shareowner Direct Plan issuances		246				246
Equity-based compensation plans and other		7				7
Other comprehensive income, net of tax				1		1
Ending balance	3	3,030	3,756	1	(13)	6,777
2024:						
Net income attributable to Alliant Energy common shareowners			690			690
Common stock dividends ($1.92 per share)			(492)			(492)
Shareowner Direct Plan issuances		23				23
Equity-based compensation plans and other		7			(1)	6
Ending balance	3	3,060	3,954	1	(14)	7,004
2025:						
Net income attributable to Alliant Energy common shareowners			**810**			**810**
Common stock dividends ($2.03 per share)			**(521)**			**(521)**
Shareowner Direct Plan issuances		**23**				**23**
Equity-based compensation plans and other		**18**				**18**
Ending balance	**$3**	**$3,101**	**$4,243**	**$1**	**($14)**	**$7,334**

Refer to accompanying Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 1(a) General -

Description of Business - Alliant Energy's financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is a Midwest U.S. energy holding company, whose primary wholly-owned subsidiaries are IPL, WPL, AEF and Corporate Services.

IPL is a direct subsidiary of Alliant Energy and is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas to retail customers in select markets in Iowa. IPL also sells electricity to wholesale customers in Illinois and Iowa. In July 2025, IPL's wholesale power agreement with Southern Minnesota Energy Cooperative expired. IPL provided steam from its Prairie Creek Generating Station to high-pressure steam customers in Cedar Rapids, Iowa through 2025.

WPL is a direct subsidiary of Alliant Energy and is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas to retail customers in select markets in Wisconsin. WPL also sells electricity to wholesale customers in Wisconsin.

AEF is comprised of Travero, ATI, corporate venture investments, a non-utility wind farm, the Sheboygan Falls Energy Facility and other non-utility holdings. Travero includes a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; freight brokerage services; and a rail-served warehouse in Iowa. ATI, a wholly-owned subsidiary of AEF, holds all of Alliant Energy's interest in ATC Holdings. Corporate venture investments includes various minority ownership interests in regional and national venture funds, including a global coalition of energy companies working together to help identify and research innovative technologies and business models within the emerging energy economy. The non-utility wind farm includes a 50% cash equity ownership interest in a 225 MW wind farm located in Oklahoma. The Sheboygan Falls Energy Facility is a 347 MW, simple-cycle, natural gas-fired EGU near Sheboygan Falls, Wisconsin, which is currently leased to WPL through 2044.

Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries.

Basis of Presentation - The financial statements reflect investments in controlled subsidiaries on a consolidated basis and Alliant Energy's, IPL's and WPL's proportionate shares of jointly-owned utility EGUs. Unconsolidated investments that Alliant Energy and WPL do not control are accounted for under the equity method of accounting. Under the equity method of accounting, Alliant Energy and WPL initially record the investment at cost, and adjust the carrying amount of the investment to recognize their respective share of the earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investment. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method.

All intercompany balances and transactions, other than certain transactions affecting the rate-making process at IPL and WPL, have been eliminated from the financial statements. Such transactions not eliminated include costs that are recoverable from customers through rate-making processes. The financial statements are prepared in conformity with GAAP, which give recognition to the rate-making practices of FERC and state commissions having regulatory jurisdiction.

Certain prior period amounts in the Financial Statements and Notes have been reclassified to conform to the current period presentation for comparative purposes.

Use of Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect: (a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and (b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1(b) Regulatory Assets and Regulatory Liabilities - Alliant Energy, IPL and WPL are subject to regulation by FERC and state regulatory commissions in their service territories. As a result, Alliant Energy, IPL and WPL are subject to GAAP provisions for regulated operations, which provide that rate-regulated public utilities record certain costs and credits allowed in the rate-making process in different periods than for non-utility entities. Regulatory assets generally represent incurred costs that have been deferred as such costs are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers or amounts collected in rates for which the related costs have not yet been incurred. Amounts recorded as regulatory assets or regulatory liabilities are generally recognized in the income statements at the time they are reflected in rates.

NOTE 1(c) Income Taxes - The liability method of accounting is followed for deferred taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. Deferred taxes are recorded using currently enacted tax rates and estimates of state apportionment. Changes in deferred tax assets and liabilities associated with certain property-related differences at IPL are accounted for differently than other subsidiaries of Alliant Energy due to rate-making practices in Iowa. Rate-making practices in Iowa do not allow the impact of certain deferred tax expenses (benefits) to be included in the determination of retail rates. Based on these rate-making practices, deferred tax expense (benefit) related to these property-related differences at IPL is not recorded in the income statement but instead recorded to regulatory assets or regulatory liabilities until these temporary differences reverse. In Wisconsin, the PSCW allows rate recovery of deferred tax expense on all temporary differences.

The flow-through method of accounting is used for investment tax credits. Certain federal investment tax credits related to utility property, plant and equipment are subject to statutory tax normalization rules limiting how they may be treated in rate-making. As appropriate to reflect the rate-making practices, investment tax credits are deferred and amortized over the book depreciable lives of the related property or other period prescribed by rate regulation.

Alliant Energy files a consolidated federal income tax return and a combined return in Wisconsin, which include Alliant Energy and its subsidiaries. Alliant Energy subsidiaries with a presence in Iowa file as part of a consolidated return in Iowa.

IPL and WPL have entered into agreements to transfer renewable tax credits from certain wind, solar and energy storage facilities to other corporate taxpayers in exchange for cash. Alliant Energy, IPL and WPL have elected to record transfers of renewable tax credits as part of income taxes, and cash received from the transfer of renewable tax credits is recorded in cash flows from operating activities. Renewable tax credits subject to future transfer are recorded at expected realizable value. Renewable tax credits are derecognized when control of the tax credits is transferred to other corporate taxpayers. Beginning October 1, 2024, IPL's renewable energy rider was discontinued, and production tax credits, excluding production tax credits from the refurbishment of existing wind farms, are credited to IPL's retail electric customers through its fuel-related cost recovery mechanism. Investment tax credits resulting from IPL's renewable generation and energy storage projects that are not yet included in base rates may be utilized to offset any revenue deficiency on an annual basis up to IPL's return on common equity threshold; any remaining investment tax credits, net of the cost of transferability, that are not used to offset any revenue deficiency, will be deferred by IPL and carried forward to offset any potential revenue deficiency in future years. At WPL, pursuant to escrow treatment approved by the PSCW, the difference between actual renewable tax credits and the amount of renewable tax credits collected from customers as electric revenues is recognized in "Income taxes" in Alliant Energy's income statements. An offsetting amount is recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until reflected in future billings to customers. Refer to Note 16(d) for further discussion of the indemnification requirements.

NOTE 1(d) Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include short-term liquid investments that have original maturities of less than 90 days. At December 31, 2025, Alliant Energy's and WPL's cash and cash equivalents included $411 million and $25 million, respectively, of money market fund investments, with weighted average interest rates of 4%. At December 31, 2025 and 2024, Alliant Energy's restricted cash was not material.

NOTE 1(e) Property, Plant and Equipment -
<u>Utility Plant -</u>
General - Utility plant is recorded at the original cost of acquisition or construction, which includes material, labor, contractor services, AFUDC and allocable overheads, such as supervision, engineering, certain administrative costs directly related to construction, benefits, certain taxes and transportation. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Property, plant and equipment that is probable of being retired early is classified as plant anticipated to be retired early. Generally, ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized consistent with rate-making principles. However, if regulators have approved recovery of the remaining net book value of property, plant and equipment that is retired early, or such approval by regulators is probable, the remaining net book value is reclassified from property, plant and equipment to regulatory assets upon retirement.

Depreciation - IPL and WPL use a combination of remaining life and straight-line depreciation methods as approved by their respective regulatory commissions. The composite or group method of depreciation is used, in which a single depreciation rate is applied to the gross investment in a particular class of property. This method pools similar assets and then depreciates each group as a whole. Periodic depreciation studies are performed to determine the appropriate group lives, net salvage, estimated cost of removal and group depreciation rates. These depreciation studies are subject to review and approval by IPL's and WPL's respective regulatory commissions. Depreciation expense is included within the recoverable cost of service component of rates collected from customers. The average rates of depreciation for electric, gas and other properties, consistent with current rate-making practices, were as follows:

	IPL			WPL		
	2025	2024	2023	**2025**	2024	2023
Electric - generation	**3.5%**	3.3%	3.3%	**3.4%**	3.4%	3.0%
Electric - distribution	**2.9%**	2.8%	2.8%	**2.7%**	2.7%	2.7%
Electric - other	**3.6%**	5.2%	5.6%	**4.2%**	6.1%	6.3%
Gas	**3.3%**	3.3%	3.3%	**2.4%**	2.5%	2.5%
Other	**5.6%**	4.6%	6.2%	**4.5%**	4.4%	4.6%

AFUDC - AFUDC represents costs to finance construction additions, including a return on equity component and cost of debt component as required by regulatory accounting. AFUDC for IPL's construction projects is calculated in accordance with FERC guidelines. AFUDC for WPL's retail and wholesale jurisdiction construction projects is calculated in accordance with PSCW and FERC guidelines, respectively. The AFUDC rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2025	2024	2023
IPL	7.1%	7.0%	7.0%
WPL (retail jurisdiction)	7.4%	7.4%	7.4%
WPL (wholesale jurisdiction)	6.6%	7.1%	7.1%

In accordance with their respective regulatory commission decisions, IPL applies its AFUDC rates to 100% of applicable CWIP balances, and WPL generally applies its AFUDC rates to 50% of applicable CWIP balances and the remaining 50% of applicable CWIP balances earns a return on such balances as part of its rate base. WPL may be authorized to apply its AFUDC rates to 100% of the retail portion of the CWIP balances for construction projects requiring a CA or CPCN that were approved by the PSCW after its then most recent rate order. Beginning January 1, 2026, the PSCW also authorized an AFUDC applied to 100% of the retail portion of CWIP balances related to construction activity on capital projects requiring PSCW approval and are impacted by federal law changes.

Non-utility and Other Property -
General - Non-utility property is recorded at the original cost of acquisition or construction, which includes material, labor and contractor services. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Upon retirement or sale of non-utility property, the original cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the income statements.

Costs related to software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of the related software. If software is retired prior to being fully amortized, the remaining book value is recorded as a loss in the income statements.

NOTE 1(f) Revenue Recognition -
Utility - Revenues from Alliant Energy's utility business are primarily from electric and gas sales to customers. Utility revenues are recognized over time as services are rendered or commodities are delivered to customers, and include billed and unbilled components. The billed component is based on the reading of customers' meters, which occurs on a systematic basis throughout each reporting period and represents the fair value of the services provided or commodities delivered. The unbilled component is recorded at the end of each reporting period based on estimated amounts of energy delivered to customers but not yet billed.

IPL and WPL accrue revenues from their wholesale customers to the extent that the actual net revenue requirements calculated in accordance with FERC-approved formula rates for the reporting period are higher or lower than the amounts billed to wholesale customers during such period. Regulatory assets or regulatory liabilities are recorded as the offset for these accrued revenues under formulaic rate-making programs. As of December 31, 2025, the related amounts accrued for IPL and WPL were not material.

IPL and WPL participate in bid/offer-based wholesale energy and ancillary services markets operated by MISO. The MISO transactions are grouped together, resulting in a net supply to or net purchase from MISO for each hour of each day. The net supply to MISO is recorded as bulk power sales in "Electric utility revenues" and the net purchase from MISO is recorded in "Electric production fuel and purchased power" in the income statements.

Non-utility - Revenues from Alliant Energy's non-utility businesses are primarily from its Travero business and are recognized over time as services are rendered to customers.

Taxes Collected from Customers - Sales or various other taxes collected by certain of Alliant Energy's subsidiaries on behalf of other agencies are recorded on a net basis and are not included in revenues.

Other - Alliant Energy, IPL and WPL do not disclose the value of unsatisfied performance obligations for: (i) contracts with an original expected length of one year or less; and (ii) contracts for which revenue is recognized at the amount to which they have the right to invoice for services performed.

NOTE 1(g) Utility Cost Recovery Mechanisms -
Electric Production Fuel and Purchased Power (Fuel-related Costs) - Fuel-related costs are incurred to generate and purchase electricity to meet the demand of IPL's and WPL's electric customers. These fuel-related costs include the cost of fossil fuels (primarily natural gas and coal) used to produce electricity at their EGUs, and electricity purchased from MISO wholesale energy markets and under PPAs. These fuel-related costs are recorded in "Electric production fuel and purchased power" in the income statements.

IPL Retail - The cost recovery mechanisms for IPL's retail electric customers provide for monthly adjustments to their electric rates for changes in fuel-related costs. Changes in the under-/over-collection of these costs are recognized in "Electric production fuel and purchased power" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

WPL Retail - The cost recovery mechanism for WPL's retail electric customers is based on forecasts of certain fuel-related costs expected to be incurred during forward-looking test periods and fuel monitoring ranges determined by the PSCW during each retail electric rate proceeding or in a separate fuel cost plan approval proceeding. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges, WPL is authorized to defer the incremental under-/over-collection of fuel-related costs that are outside the approved ranges. Deferral of under-collections are reduced to the extent actual return on common equity earned by WPL during the fuel cost plan year exceeds the most recently authorized return on common equity. Deferred amounts for fuel-related costs outside the approved fuel monitoring ranges are recognized in "Electric production fuel and purchased power" in Alliant Energy's income statements. The cumulative effects of these deferred amounts are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

IPL and WPL Wholesale - The cost recovery mechanisms for IPL's and WPL's wholesale electric customers provide for subsequent adjustments to their electric rates for changes in fuel-related costs. Changes in the under-/over-collection of these costs are recognized in "Electric production fuel and purchased power" in the income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

Electric Capacity - PPAs help meet the electricity demand of IPL's and WPL's customers. Certain PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity, which are charged each period to "Electric production fuel and purchased power" in the income statements. Purchased electric capacity expenses are recovered from IPL's and WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Purchased electric capacity expenses are recovered from IPL's and WPL's wholesale electric customers through annual changes in base rates determined by a formula rate structure. Electric capacity revenues are refunded to IPL's retail electric customers through changes in base rates determined during periodic rate proceedings, and to IPL and WPL's wholesale electric customers through annual changes in base rates determined by a formula rate structure. Electric capacity revenues are refunded to WPL's retail electric customers through its fuel cost recovery mechanism.

Electric Transmission Service - Costs incurred for the transmission of electricity to meet the demands of IPL's and WPL's customers are charged to "Electric transmission service" in the income statements.

IPL Retail - Electric transmission service expense is recovered from IPL's retail electric customers through a transmission cost rider. This cost recovery mechanism provides for periodic adjustments to electric rates charged to retail electric customers for changes in electric transmission service expense. Changes in the under-/over-collection of these costs are recognized in "Electric transmission service" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

WPL Retail - Electric transmission service expense is recovered from WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Pursuant to escrow accounting treatment approved by the PSCW, the difference between actual electric transmission service expense incurred and the amount of electric transmission service costs collected from customers as electric revenues is recognized in "Electric transmission service" in Alliant Energy's income statements. An offsetting amount is recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until reflected in future billings to customers.

IPL and WPL Wholesale - IPL and WPL arrange transmission service for the majority of their respective wholesale electric customers. Electric transmission service expense is allocated to and recovered from these customers based on a load ratio share computation.

Cost of Gas Sold - Costs are incurred for the purchase, transportation and storage of natural gas to serve IPL's and WPL's gas customers and the costs associated with the natural gas delivered to customers are charged to "Cost of gas sold" in the income statements. The tariffs for IPL's and WPL's retail gas customers provide for subsequent adjustments to their rates periodically for changes in the cost of gas sold. Changes in the under-/over-collection of these costs are also recognized in "Cost of gas sold" in the income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

Energy Efficiency Costs - Costs incurred to fund energy efficiency programs and initiatives that help customers reduce their energy usage are charged to "Other operation and maintenance" in the income statements. Energy efficiency costs incurred by IPL are recovered from its retail electric and gas customers through energy efficiency and demand response cost recovery factor tariffs, which are revised annually and include a reconciliation to eliminate any under-/over-collection of energy efficiency costs from prior periods. Pursuant to escrow accounting treatment approved by the PSCW, the difference between actual energy efficiency costs incurred by WPL and the amount collected from its retail electric and gas customers is recovered through changes in base rates determined during periodic rate proceedings, and reconciliations eliminate any under-/over-collection of energy efficiency costs from prior periods. Changes in the under-/over-collection of energy efficiency costs for IPL and WPL are recognized in "Other operation and maintenance" in the income statements. The cumulative effects of the under-/over-collection of these costs for IPL and WPL are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

Renewable Energy Rider - IPL utilized a renewable energy rider prior to its discontinuation on October 1, 2024, effective with the IUC's order for IPL's retail electric rate review for the October 2024 through September 2025 Test Period. Prior to October 1, 2024, IPL recovered a return of, as well as earned a return on, its wind generation placed in service in 2019 and 2020 from its retail electric customers through the renewable energy rider. Other applicable costs and tax benefits associated with this wind generation, excluding operation and maintenance expenses, were also included in the rider. This cost recovery mechanism provided for annual adjustments to electric rates charged to IPL's retail electric customers for actual renewable energy costs and tax benefits. Changes in the under-/over-collection of these costs were recognized in "Electric utility revenue" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs for IPL is recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers. Refer to Note 1(c) for further discussion of the treatment of IPL's renewable tax credits for rate-making purposes.

NOTE 1(h) Financial Instruments - Financial instruments are periodically used for risk management purposes to mitigate exposures to fluctuations in certain commodity prices, transmission congestion costs and interest rates. The fair value of those financial instruments that are determined to be derivatives are recorded as assets or liabilities on the balance sheets. Certain commodity purchase and sales contracts qualified for and were designated under the normal purchase and sale exception, and were accounted for on the accrual basis of accounting. Alliant Energy, IPL and WPL have elected to not net the fair value amounts of derivatives subject to a master netting arrangement by counterparty. Alliant Energy, IPL and WPL do not offset fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) against fair value amounts recognized for derivative instruments that are executed with the same counterparty under the same master netting arrangement. Refer to Note 2 for discussion of the recognition of regulatory assets and regulatory liabilities related to the unrealized losses and gains on commodity derivative instruments. Refer to Notes 14, 15 and 16(f) for further discussion of derivatives and related credit risk.

NOTE 1(i) Asset Impairments -
Property, Plant and Equipment of Regulated Operations - Property, plant and equipment of regulated operations are reviewed for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate-making purposes. If IPL or WPL are disallowed recovery of any portion of, or are only allowed a partial return on, the carrying value of their regulated property, plant and equipment that is under construction, has been recently completed or is probable of abandonment, or conclude it is probable recovery or a full return will be disallowed, then an impairment charge is recognized.

Property, Plant and Equipment of Non-utility Operations - Property, plant and equipment of non-utility operations are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the asset's fair value. Refer to Note 17 for discussion of an asset valuation charge at Alliant Energy's non-utility holdings in 2025.

Unconsolidated Equity Investments - If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting exceeds fair value and the decline in value is other than temporary, potential impairment is assessed. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

NOTE 1(j) Asset Retirement Obligations - The fair value of a legal obligation associated with the retirement of an asset is recorded as a liability when an asset is placed in service, when a legal obligation is subsequently identified or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement costs. When an ARO is recorded as a liability, an equivalent amount is added to the asset cost. The fair value of AROs at inception is determined using discounted cash flows analyses. The liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Accretion and depreciation expenses related to AROs for IPL's and WPL's regulated operations are recorded to regulatory assets on the balance sheets. Revisions in estimated cash flows for IPL's and WPL's regulated operations are recorded as an increase or decrease to the ARO liability, with an offset to the asset cost, unless the asset is already retired and then the offset is recorded to regulatory assets or regulatory liabilities on the balance sheets. Upon regulatory approval to recover IPL's AROs expenditures, its regulatory assets are amortized to depreciation and amortization expenses in Alliant Energy's income statements over the same time period the ARO expenditures are recovered from IPL's customers. WPL's regulatory assets related to AROs are recovered as a component of depreciation rates pursuant to PSCW and FERC orders. Upon settlement of the ARO liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. Any gains or losses related to AROs for IPL's and WPL's regulated operations are recorded to regulatory liabilities or regulatory assets on the balance sheets. Refer to Note 13 for details of an ARO charge for steam assets at IPL in 2024.

NOTE 1(k) Debt Issuance and Retirement Costs - Debt issuance costs and debt premiums or discounts are presented on the balance sheets as a direct adjustment to the carrying amount of the related debt liability, and are deferred and amortized over the expected life of each debt issue, considering maturity dates and, if applicable, redemption rights held by us or by others. Alliant Energy's non-utility businesses and Corporate Services record to interest expense in the period of retirement any unamortized debt issuance costs and debt premiums or discounts on debt retired early.

NOTE 1(l) Current Expected Credit Losses Estimates - Current expected credit losses are estimated for trade and other receivables and credit exposures on guarantees of the performance by third parties. The current expected credit losses for short-term trade receivables are based on estimates of losses resulting from the inability of customers to make required payments. The methodology used to estimate losses is based on historical write-offs, regional economic conditions, significant events that could impact collectability, such as significant weather related matters and related regulatory actions, and actual and forecasted changes to the accounts receivable aging portfolio and write-offs. The current expected credit losses related to guarantees of the performance by third parties are estimated using both quantitative and qualitative information, which utilizes potential outcomes in a range of possible estimated amounts.

NOTE 1(m) Variable Interest Entities - An entity is considered a VIE if its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the entity is structured with disproportionate voting rights and substantially all of the entity's activities are conducted on behalf of the investor with disproportionately fewer voting rights, or its equity investors lack any of the following characteristics: (1) power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance; (2) the obligation to absorb expected losses of the entity; or (3) the right to receive expected benefits of the entity. The primary beneficiary of a VIE is required to consolidate the VIE. The financial statements do not reflect any consolidation of VIEs.

NOTE 1(n) Leases - The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. Arrangements that qualify as leases are classified as either operating or finance. Operating and finance lease liabilities represent obligations to make payments arising from the lease. Operating and finance lease assets represent the right to use an underlying asset for the lease term and are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Leases with initial terms less than 12 months are not recognized as leases. For operating leases, an incremental borrowing rate, as determined at the lease commencement date, is used to determine the present value of the lease payments. For finance leases, the rate implicit in the lease, if known, is used to determine the present value of the lease payments. If the rate implicit in the lease is not known, the incremental borrowing rate, as determined at the lease commencement date, is used to determine the present value of the lease payments. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Operating lease expense is recognized on a straight-line basis over the expected lease term. Finance lease expense is comprised of depreciation and amortization, and interest expenses. Finance lease assets are accounted for as operating leases for rate-making purposes.

NOTE 2. REGULATORY MATTERS

Regulatory Assets - Alliant Energy, IPL and WPL assess whether IPL's and WPL's regulatory assets are probable of future recovery by considering factors such as applicable regulations, recent orders by the applicable regulatory agencies, historical treatment of similar costs by the applicable regulatory agencies and regulatory environment changes. Based on these assessments, Alliant Energy, IPL and WPL believe the regulatory assets recognized as of December 31, 2025 are probable of future recovery. However, no assurance can be made that IPL and WPL will recover all of these regulatory assets in future rates. If future recovery of a regulatory asset ceases to be probable, the regulatory asset will be charged to expense. At December 31, regulatory assets were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	**2025**	2024	**2025**	2024
Tax-related	**$1,089**	$989	**$949**	$870	**$140**	$119
AROs	**455**	401	**312**	281	**143**	120
Pension and OPEB costs	**274**	315	**136**	157	**138**	158
Assets retired early	**158**	180	**149**	168	**9**	12
Non-service pension and OPEB costs	**57**	51	**21**	19	**36**	32
Derivatives	**52**	60	**12**	15	**40**	45
WPL's Western Wisconsin gas distribution expansion investments	**39**	42	**—**	—	**39**	42
Commodity cost recovery	**10**	68	**3**	2	**7**	66
Other	**140**	168	**34**	74	**106**	94
	$2,274	$2,274	**$1,616**	$1,586	**$658**	$688

At December 31, 2025, IPL and WPL had $165 million and $28 million, respectively, of regulatory assets that were not earning a return on investment. IPL's regulatory assets that were not earning a return consisted primarily of the retired Lansing Generating Station, retired analog electric meters, and costs for certain construction projects. WPL's regulatory assets that were not earning a return consisted primarily of amounts related to the retail portion of under-collected electric transmission service expenses and costs for certain construction projects. The other regulatory assets reported in the above table either earn a return or the cash has not yet been expended, in which case the assets are offset by liabilities that also do not incur a carrying cost.

Tax-related - IPL and WPL record regulatory assets for certain temporary differences (primarily related to utility property, plant and equipment at IPL) that result in a decrease in current rates charged to customers and an increase in future rates charged to customers based on the timing of income tax expense that is used to determine such rates. These temporary differences for IPL include the impacts of qualifying deductions for repairs expenditures, allocation of mixed service costs, and Iowa accelerated tax depreciation, which all contribute to lower current income tax expense during the first part of an asset's useful life and higher current income tax expense during the latter part of an asset's useful life. Conversely, cost of removal obligations contribute to higher current income tax expense during the first part of an asset's useful life and lower current income tax expense during the latter part of an asset's useful life. These regulatory assets will be recovered from customers in the future when these temporary differences reverse resulting in additional current income tax expense used to determine customers' rates.

AROs - Alliant Energy, IPL and WPL believe it is probable that certain differences between expenses accrued for AROs related to their utility operations and expenses recovered currently in rates will be recoverable in future rates, and are deferring the differences as regulatory assets. Refer to Note 13 for discussion of the recognition of additional ARO regulatory assets in 2024, substantially resulting from the enactment of the revised CCR Rule.

Pension and other postretirement benefits costs - The IUC, PSCW and FERC have authorized IPL and WPL to record the previously unrecognized net actuarial gains and losses, and prior service costs and credits, as regulatory assets in lieu of accumulated other comprehensive loss on the balance sheets, as these amounts are expected to be recovered in future rates. These regulatory assets will be increased or decreased as the net actuarial gains or losses, and prior service costs or credits, are subsequently amortized and recognized as a component of net periodic benefit costs. Regulatory assets are also increased or decreased as a result of the annual defined benefit plan measurement process. Pension and OPEB costs are included within the recoverable cost of service component of rates charged to IPL's and WPL's retail and wholesale customers, which are based upon pension and OPEB costs determined in accordance with GAAP and are calculated in accordance with IPL's and WPL's respective regulatory jurisdictions.

Assets retired early - IPL and WPL have retired various natural gas- and coal-fired EGUs, and IPL has retired certain analog electric meters. As a result, the remaining net book value of these assets was reclassified from property, plant and equipment to a regulatory asset on the balance sheets. Details regarding the recovery of the remaining net book value of these assets from IPL's and WPL's customers are as follows (dollars in millions):

Entity	Asset	Retirement Date	Regulatory Asset Balance as of Dec. 31, 2025	Recovery	Regulatory Approval
IPL	Lansing	2023	$123	Return of (IUC and FERC) and return on (FERC) remaining net book value through 2037 (a)	IUC and FERC (b)
IPL	Analog electric meters	2019	10	Return of remaining net book value through 2028	IUC and FERC
IPL	Sutherland Units 1 and 3	2017	11	Return of and return on remaining net book value through 2027 (a)	IUC and FERC
IPL	M.L. Kapp Unit 2	2018	5	Return of and return on remaining net book value through 2029 (a)	IUC and FERC
WPL	Edgewater Unit 4	2018	9	Return of and return on remaining net book value through 2028	PSCW and FERC

(a) The remaining regulatory asset balances include differences between expected and actual cost of removal obligations.
(b) IPL was previously allowed a full recovery of and a full return on the Lansing Generating Station from both its retail and wholesale customers. The IUC's September 2024 order for IPL's retail electric rate review for the October 2024 through September 2025 forward-looking Test Period includes a return of the remaining net book value of Lansing, but does not include a return on the remaining net book value of Lansing, effective October 1, 2024. As a result, the return on the remaining net book value is no longer recoverable from IPL's retail electric customers, and a pre-tax non-cash charge of $60 million was recorded to "Asset valuation charge for IPL's Lansing Generating Station" in Alliant Energy's income statement in 2024, with a corresponding decrease in Alliant Energy's and IPL's assets retired early regulatory assets.

Non-service pension and OPEB costs - Non-service pension and OPEB costs are recorded to regulatory assets to reflect the impacts of rate-making, and are recovered from IPL's and WPL's electric and gas customers through depreciation expense based on the depreciation rates for plant in-service.

Derivatives - In accordance with IPL's and WPL's fuel and natural gas recovery mechanisms, prudently incurred costs from derivative instruments are recoverable from customers in the future after any losses are realized, and gains from derivative instruments are refundable to customers in the future after any gains are realized. Based on these recovery mechanisms, the changes in the fair value of derivative liabilities/assets resulted in comparable changes to regulatory assets/liabilities on the balance sheets. Refer to Note 14 for discussion of changes in Alliant Energy's, IPL's and WPL's derivative liabilities/assets during 2025, which resulted in comparable changes to regulatory assets/liabilities on the balance sheets.

WPL's Western Wisconsin gas distribution expansion investments - WPL made contributions in aid of construction to a third party for investments as part of its Western Wisconsin gas distribution expansion project. Pursuant to authorization by the PSCW, Alliant Energy and WPL have recorded a regulatory asset for these costs, and are authorized by the PSCW to recover these amounts from WPL's retail gas customers in base rates from 2021 through the end of 2040.

Commodity cost recovery - Refer to Note 1(g) for details of IPL's and WPL's commodity cost recovery mechanisms. The cost recovery mechanism for WPL's retail electric customers is based on forecasts of certain fuel-related costs expected to be incurred during forward-looking test periods and fuel monitoring ranges determined by the PSCW during each retail electric rate proceeding or in a separate fuel cost plan approval proceeding. In 2022, WPL's actual fuel-related costs fell outside these fuel monitoring ranges, resulting in a $117 million deferral as of December 31, 2022, which WPL substantially collected from October 2023 through December 2025 from its retail electric customers, plus interest ($12 million, $50 million and $52 million was collected in 2023, 2024 and 2025, respectively). In 2023, WPL's actual fuel-related costs fell outside these fuel monitoring ranges, resulting in a $34 million regulatory liability as of December 31, 2023, which was refunded in 2024 to its retail electric customers, plus interest.

Regulatory Liabilities - At December 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	**2025**	2024	**2025**	2024
Tax-related	**$690**	$582	**$304**	$286	**$386**	$296
Cost of removal obligations	**366**	347	**217**	205	**149**	142
Derivatives	**47**	53	**26**	29	**21**	24
Other	**98**	46	**39**	26	**59**	20
	$1,201	$1,028	**$586**	$546	**$615**	$482

Tax-related regulatory liabilities reduce revenue requirement calculations utilized in IPL's and WPL's respective rate proceedings. Cost of removal obligations, to the extent expensed through depreciation rates, reduce rate base. A significant portion of the remaining regulatory liabilities is not used to adjust revenue requirement calculations.

Tax-related - Alliant Energy's, IPL's and WPL's tax-related regulatory liabilities are primarily related to excess deferred tax benefits resulting from the remeasurement of accumulated deferred income taxes caused by the Tax Cuts and Jobs Act. The majority of these benefits related to accelerated depreciation are subject to tax normalization rules. These rules limit the rate at which these tax benefits are allowed to be passed on to customers. Additionally, Alliant Energy's, IPL's and WPL's tax-related regulatory liabilities include tax benefits resulting from investment tax credits for IPL's and WPL's energy storage facilities and WPL's Cassville solar facility. Refer to Note 1(c) for details related to the regulatory treatment of IPL's and WPL's investment tax credits.

Cost of removal obligations - Alliant Energy, IPL and WPL collect in rates future removal costs for many assets that do not have associated AROs or that have removal costs in addition to AROs. Alliant Energy, IPL and WPL record a regulatory liability for the amounts collected in rates for these future removal costs and reduce the regulatory liability for amounts spent on removal activities. Cash payments related to cost of removal obligations are included in "Other" in cash flows used for investing activities.

Rate Reviews -
WPL's Retail Electric and Gas Rate Reviews (2024/2025 Forward-looking Test Period) - In December 2023, the PSCW issued an order authorizing annual base rate increases of $49 million and $13 million for WPL's retail electric and gas customers, respectively, effective January 1, 2024, for the 2024 forward-looking Test Period. The PSCW's order also authorized WPL to implement an additional $60 million increase in annual rates for its retail electric customers, effective January 1, 2025, for the 2025 forward-looking Test Period. The key drivers for the annual base rate increases include revenue requirement impacts of increasing electric and gas rate base, including investments in solar generation and energy storage. In addition, the PSCW's order extended, with certain modifications, an earnings sharing mechanism through the end of 2025. The PSCW also authorized WPL to defer the incremental under-/over-collection of solar and energy storage renewable tax credits that are outside of the approved amounts, which are included in the tax-related lines of the regulatory assets and regulatory liabilities tables above. Refer to Note 3 for discussion of PSCW orders approving deferral of, and the deferral of a return on, incremental solar generation construction costs in 2024 and 2025.

WPL's Retail Electric and Gas Rate Reviews (2026/2027 Forward-looking Test Period) - In December 2025, the PSCW issued an order authorizing annual base rate increases of $69 million and $7 million for WPL's retail electric and gas customers, respectively, effective January 1, 2026, for the 2026 forward-looking Test Period. The PSCW's order also authorized WPL to implement an additional $75 million and $5 million increase in annual rates for its retail electric and gas customers, respectively, effective January 1, 2027, for the 2027 forward-looking Test Period.

IPL's Retail Electric and Gas Rate Reviews (October 2024 through September 2025 Forward-looking Test Period) - In September 2024, the IUC issued an order authorizing annual base rate increases of $185 million for IPL's retail electric customers, with customers receiving partially offsetting credits for the first 12 months through a tax benefit rider, and $10 million for IPL's retail gas customers, for the October 2024 through September 2025 forward-looking Test Period. Rate changes were effective October 1, 2024. The IUC's order also reflects the following:

- Electric earnings sharing mechanism beginning in calendar year 2025, where IPL would apply excess earnings to the remaining net book value of IPL's highest earning asset with advance ratemaking principles (currently the Emery Generation Station) based on its authorized return on common equity;
- Investment tax credits resulting from renewable generation and energy storage projects may be utilized to offset any revenue deficiency on an annual basis up to IPL's return on common equity threshold; any remaining investment tax credits, net of the cost of transferability, that are not used to offset any revenue deficiency, will be deferred by IPL and carried forward to offset any revenue deficiency in future years; and
- Discontinuation of the renewable energy rider.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

At December 31, details of property, plant and equipment on the balance sheets were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	**2025**	2024	**2025**	2024
Utility:						
Electric plant:						
Generation and energy storage in service (a)(b)	**$12,757**	$11,156	**$6,251**	$5,924	**$6,506**	$5,232
Distribution in service	**8,418**	7,811	**4,691**	4,344	**3,727**	3,467
Other in service	**572**	595	**369**	385	**203**	210
Anticipated to be retired early (c)	**—**	784	**—**	—	**—**	784
Total electric plant	**21,747**	20,346	**11,311**	10,653	**10,436**	9,693
Gas plant in service	**1,938**	1,863	**1,020**	981	**918**	882
Other plant in service	**752**	734	**456**	456	**296**	278
Accumulated depreciation (c)	**(6,690)**	(6,229)	**(3,574)**	(3,360)	**(3,116)**	(2,869)
Net plant	**17,747**	16,714	**9,213**	8,730	**8,534**	7,984
Leased Sheboygan Falls Energy Facility, net (d)	**—**	—	**—**	—	**110**	74
Leased land for solar generation, net	**190**	189	**52**	53	**138**	136
Construction work in progress (e)	**1,742**	1,215	**1,166**	548	**576**	667
Other, net	**10**	5	**5**	5	**5**	—
Total utility	**19,689**	18,123	**10,436**	9,336	**9,363**	8,861
Non-utility and other:						
Non-utility Generation, net (f)	**146**	103	**—**	—	**—**	—
Corporate Services and other, net (g)	**509**	475	**—**	—	**—**	—
Total non-utility and other	**655**	578	**—**	—	**—**	—
Total property, plant and equipment	**$20,344**	$18,701	**$10,436**	$9,336	**$9,363**	$8,861

(a) Construction costs associated with WPL's approximately 1,100 MW of new solar generation exceeded the construction cost estimates previously approved by the PSCW by approximately $205 million. In 2024, the PSCW issued orders approving deferral of, and the deferral of a return on, the incremental solar generation construction costs in 2024 and 2025. In December 2025, the PSCW issued an order for the 2026/2027 forward-looking Test Period, which includes a full return of and on these solar generation construction costs from WPL's retail electric customers. As a result, Alliant Energy and WPL concluded that there was not a probable disallowance of the higher rate base amounts as of December 31, 2025.

(b) WPL's Grant County (100 MW) and Wood County (75 MW) energy storage facilities, and IPL's Wever (99 MW) energy storage facility, were placed in service in 2025.

(c) WPL previously received approval from MISO to retire the coal-fired Columbia Units 1 and 2. As of December 31, 2024, WPL planned to cease coal operations at Columbia Units 1 and 2 by the end of 2029, and Alliant Energy and WPL concluded that Columbia Units 1 and 2 met the criteria to be considered probable of abandonment. WPL currently plans to continue coal operations at Columbia Units 1 and 2 at least through 2029 as well as evaluate the potential conversion of Columbia Unit 1 and/or Unit 2 to natural gas. As a result, as of December 31, 2025, Alliant Energy and WPL concluded that Columbia Units 1 and 2 no longer meet the criteria to be considered probable of abandonment.

(d) Less accumulated amortization of $120 million and $116 million for WPL as of December 31, 2025 and 2024, respectively. For Alliant Energy, the leased Sheboygan Falls Energy Facility is eliminated upon consolidation and is included in the "Non-utility Generation, net" line within Alliant Energy's consolidated property, plant and equipment.

(e) Alliant Energy's and IPL's CWIP balances were higher as of December 31, 2025, compared to December 31, 2024, primarily due to IPL's energy storage and natural gas-fired generation projects.

(f) Less accumulated depreciation of $81 million and $78 million for Alliant Energy as of December 31, 2025 and 2024, respectively.

(g) Less accumulated depreciation of $305 million and $289 million for Alliant Energy as of December 31, 2025 and 2024, respectively.

AFUDC - AFUDC represents costs to finance construction additions, including a return on equity component and cost of debt component as required by regulatory accounting. The concurrent credit for the amount of AFUDC capitalized is recorded as "Allowance for funds used during construction" in the income statements. The amount of AFUDC generated by equity and debt components was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2025	2024	2023	**2025**	2024	2023	**2025**	2024	2023
Equity	**$63**	$54	$74	**$39**	$31	$15	**$24**	$23	$59
Debt	**26**	21	26	**17**	12	6	**9**	9	20
	$89	$75	$100	**$56**	$43	$21	**$33**	$32	$79

Non-utility and Other - The non-utility and other property, plant and equipment recorded on Alliant Energy's balance sheets include the following:

Non-utility Generation - The Sheboygan Falls Energy Facility was placed in service in 2005 and is depreciated using the straight-line method over a 45-year period.

Corporate Services and Other - Property, plant and equipment related to Corporate Services include computer software, and the corporate headquarters building located in Madison, Wisconsin. The majority of the software is amortized over a 5-year period. Other property, plant and equipment include Travero assets (a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; and a rail-served warehouse in Iowa). All Corporate Services and Other property, plant and equipment are depreciated using the straight-line method over periods ranging from 5 to 30 years.

NOTE 4. JOINTLY-OWNED ELECTRIC UTILITY PLANT
Under joint ownership agreements with other utilities, IPL and WPL have undivided ownership interests in jointly-owned EGUs. Each of the respective owners is responsible for the financing of its portion of the construction costs. IPL's and WPL's shares of expenses from jointly-owned EGUs are included in the corresponding operating expenses (e.g., electric production fuel, other operation and maintenance, etc.) in the income statements. Information relative to IPL's and WPL's ownership interest in these jointly-owned EGUs at December 31, 2025 was as follows (dollars in millions):

	Ownership Interest %	Electric Plant	Accumulated Provision for Depreciation	Construction Work in Progress
IPL				
Ottumwa Unit 1	48.0%	$662	$302	$7
George Neal Unit 4	25.7%	201	113	4
George Neal Unit 3	28.0%	192	89	4
Louisa Unit 1	4.0%	44	24	1
		1,099	528	16
WPL				
Columbia Units 1-2 and Energy Storage System	53.5%	868	407	4
West Riverside Energy Center and Solar Facility	56.6%	456	71	7
Forward Wind Energy Center	42.6%	118	58	—
		1,442	536	11
Alliant Energy		$2,541	$1,064	$27

NOTE 5. RECEIVABLES
NOTE 5(a) Accounts Receivable - Details for accounts receivable included on the balance sheets as of December 31 were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	**2025**	2024	**2025**	2024
Customer	**$139**	$113	**$—**	$—	**$126**	$98
Unbilled utility revenues	**117**	101	**—**	—	**117**	101
Deferred proceeds	**126**	163	**126**	163	**—**	—
Other	**104**	58	**59**	29	**39**	29
Allowance for expected credit losses	**(10)**	(8)	**—**	—	**(9)**	(8)
	$476	$427	**$185**	$192	**$273**	$220

In 2025, gross write-offs for accounts receivable were as follows (in millions):

	Originated in 2023	Originated in 2024	Originated in 2025
Alliant Energy	$1	$12	$16
IPL	1	8	9
WPL	—	4	7

NOTE 5(b) Sales of Accounts Receivable - IPL maintains a Receivables Agreement whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third party through wholly-owned and consolidated special purpose entities. In March 2024, IPL amended and extended through March 2026 the purchase commitment from the third party to which it sells its receivables. IPL pays a monthly fee to the third party that varies based on interest rates, limits on cash proceeds and cash amounts received from the third party. Deferred proceeds represent IPL's interest in the receivables sold to the third party. At IPL's request, deferred proceeds are paid to IPL from collections of receivables, after paying any required expenses incurred by the third party and the collection agent. Corporate Services acts as collection agent for the third party and receives a fee for collection services. The Receivables Agreement can be terminated by the third party if arrears or write-offs exceed certain levels. The transfers of receivables meet the criteria for sale accounting established by the transfer of financial assets accounting rules. IPL believes that the allowance for expected credit losses related to its sales of receivables is a reasonable approximation of credit risk of the customers that generated the receivables. Refer to Note 15 for discussion of the fair value of deferred proceeds.

Under the Receivables Agreement, IPL has the right to receive cash proceeds, up to a certain limit, from the third party in exchange for the receivables sold. The limit on cash proceeds fluctuates between $5 million and $110 million, which IPL may change periodically throughout the year. As of December 31, 2025, the limit on cash proceeds was $110 million and IPL had noavailable capacity under its sales of accounts receivable program. Cash proceeds are used by IPL to meet short-term financing needs, and cannot exceed the current limit or amount of receivables available for sale, whichever is less. IPL's maximum and average outstanding aggregate cash proceeds (based on daily outstanding balances) related to the sales of accounts receivable program were as follows (in millions):

	Maximum			Average		
	2025	2024	2023	**2025**	2024	2023
Outstanding aggregate cash proceeds	**$110**	$110	$110	**$57**	$31	$51

As of December 31, the attributes of IPL's receivables sold under the Receivables Agreement were as follows (in millions):

	2025	2024
Customer accounts receivable	**$147**	$137
Unbilled utility revenues	**104**	108
Receivables sold to third party	**251**	245
Less: cash proceeds	**110**	70
Deferred proceeds	**141**	175
Less: allowance for expected credit losses	**15**	12
Fair value of deferred proceeds	**$126**	$163
Outstanding receivables past due	**$21**	$21

Additional attributes of IPL's receivables sold under the Receivables Agreement were as follows (in millions):

	2025	2024	2023
Collections	**$2,279**	$2,090	$2,233
Write-offs, net of recoveries	**12**	12	12

NOTE 6. INVESTMENTS
<u>Unconsolidated Equity Investments</u> - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (in millions):

	Ownership Interest at December 31, 2025	Carrying Value at December 31,		Equity (Income) / Loss		
		2025	2024	**2025**	2024	2023
ATC Holdings	16%, 20%	**$463**	$415	**($59)**	($57)	($49)
Non-utility wind farm in Oklahoma	50%	**112**	107	**(9)**	(6)	(7)
Corporate venture investments	Various	**76**	78	**10**	3	(2)
Other	Various	**23**	23	**(2)**	(1)	(3)
		$674	$623	**($60)**	($61)	($61)

Summary aggregate financial information from the financial statements of these holdings is as follows (in millions):

	Alliant Energy		
	2025	2024	2023
Revenues	$1,080	$1,005	$898
Operating income	482	433	384
Net income	91	434	370
As of December 31:			
Current assets	254	223	
Non-current assets	10,818	9,930	
Current liabilities	879	524	
Non-current liabilities	4,243	3,933	
Noncontrolling interest	184	221	

ATC Holdings - As of December 31, 2025, Alliant Energy has a 16% ownership interest in ATC and a 20% ownership interest in ATC Holdco LLC, collectively referred to as ATC Holdings. ATC is an independent, for-profit, transmission-only company. ATC Holdco LLC holds an interest in Duke-American Transmission Company, LLC, which holds a note receivable related to previously owned electric transmission infrastructure in North America.

Non-utility Wind Farm in Oklahoma - The non-utility wind farm located in Oklahoma provides electricity to a third-party under a long-term PPA, and has both cash and tax equity ownership. Alliant Energy does not maintain or operate the wind farm, and provided a parent guarantee of its subsidiary's indemnification obligations under the operating agreement and PPA. Refer to Note 16(d) for discussion of the guarantee.

Corporate Venture Investments - Alliant Energy has various minority ownership interests in regional and national venture funds, including a global coalition of energy companies working together to help identify and research innovative technologies and business models within the emerging energy economy.

NOTE 7. COMMON EQUITY
Common Share Activity - A summary of Alliant Energy's common stock activity was as follows:

	2025	2024	2023
Shares outstanding, January 1	256,690,222	256,096,848	251,134,966
At-the-market offering program	—	—	4,372,561
Shareowner Direct Plan	360,662	439,107	454,987
Equity-based compensation plans	86,377	154,267	134,334
Shares outstanding, December 31	257,137,261	256,690,222	256,096,848

At December 31, 2025, Alliant Energy had a total of 11 million shares available for issuance in the aggregate, pursuant to its 2020 OIP, Shareowner Direct Plan and 401(k) Savings Plan.

At-the-Market Offering Program - In December 2022, Alliant Energy filed a prospectus supplement to sell up to $225 million of its common stock through an at-the-market offering program. In 2023, Alliant Energy issued 4,372,561 shares of common stock through this program and received cash proceeds of $223 million, net of $2 million in commissions and fees. The proceeds from the issuances of common stock were used for general corporate purposes. This at-the-market offering program has expired.

In May 2025, Alliant Energy filed a prospectus supplement and executed a related distribution agreement, under which it may sell up to $1.3 billion in aggregate of its common stock through 2028 through an at-the-market offering program that includes an equity forward sales component. Alliant Energy expects to use proceeds from the issuance of common stock for general corporate purposes.

Alliant Energy entered into forward sale agreements under its at-the-market offering program with various counterparties who, for the quarter and year ended December 31, 2025, borrowed and sold an aggregate of 3,831,429 and 14,595,532 shares of Alliant Energy common stock at an aggregate gross sales price of $258 million and $944 million, including approximately $2 million and $7 million in commissions, respectively, to the counterparties payable by Alliant Energy when the forward sale agreements are settled. Alliant Energy has not yet received any proceeds from this program and no amounts have been or will be recorded in equity on Alliant Energy's balance sheets until the forward sale agreements settle. Alliant Energy currently expects to settle the forward sale agreements in 2026 and 2027 through physical delivery of shares of common stock in exchange for cash proceeds at the then-applicable forward sale price; however, Alliant Energy may elect cash settlement or net share settlement for all or a portion of the obligations under the forward sale agreements. As of December 31, 2025, the weighted-average forward price, net of commissions, was $64.44 per share and is subject to daily adjustment based on a floating interest rate factor and decreased by other fixed amounts specified in the forward sale agreements. As of December 31, 2025, Alliant Energy could have settled all of its outstanding forward sale agreements under the at-the-market offering program with physical delivery of 14,595,532 shares of Alliant Energy common stock to the counterparties in exchange for cash of $941 million.

Alliant Energy has concluded that the forward sale agreements meet the derivative scope exception for certain contracts involving an entity's own equity. Until settlement of the forward sale agreements, Alliant Energy's EPS dilution resulting from the agreements, if any, is determined using the treasury stock method. Share dilution occurs when the average market price of Alliant Energy stock during the reporting period is higher than the forward sale price as of the end of the reporting period. As of December 31, 2025, 569,944 incremental shares were included in the calculation of diluted EPS related to the securities under the forward sale agreements.

Shareowner Direct Plan - Alliant Energy satisfies its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock through original issue, rather than on the open market.

NOTE 8. DEBT

NOTE 8(a) Short-term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and back-stop liquidity for commercial paper outstanding. At December 31, 2025, the short-term borrowing capacity under a single credit facility agreement, which expires in December 2030, totaled $1.3 billion ($550 million for Alliant Energy at the parent company level, $350 million for IPL and $400 million for WPL). Subject to certain conditions, Alliant Energy (at the parent company level), IPL and WPL may each reallocate and change its sublimit up to $1 billion, $400 million and $500 million, respectively, within the $1.3 billion total commitment. Information regarding Alliant Energy's, IPL's and WPL's commercial paper and borrowings under the single credit facility classified as short-term debt was as follows (dollars in millions):

	Alliant Energy		IPL		WPL	
December 31	**2025**	2024	**2025**	2024	**2025**	2024
Amount outstanding	**$88**	$558	**$88**	$50	**$—**	$183
Weighted average interest rates	**3.8%**	4.5%	**3.8%**	4.6%	**N/A**	4.5%
Available credit facility capacity	**$1,212**	$742	**$262**	$250	**$400**	$217

	Alliant Energy		IPL		WPL	
For the year ended	**2025**	2024	**2025**	2024	**2025**	2024
Maximum amount outstanding (based on daily outstanding balances)	**$741**	$632	**$141**	$80	**$297**	$390
Average amount outstanding (based on daily outstanding balances)	**$349**	$327	**$25**	$1	**$176**	$70
Weighted average interest rates	**4.5%**	5.3%	**4.6%**	5.1%	**4.5%**	5.4%

NOTE 8(b) Long-Term Debt - Long-term debt, net as of December 31 was as follows (dollars in millions):

	2025			2024		
	Alliant Energy	IPL	WPL	Alliant Energy	IPL	WPL
Senior Debentures (a):						
4.1%, due 2028	$ 500	$ 500	$ —	$ 500	$ 500	$ —
3.6%, due 2029	300	300	—	300	300	—
2.3%, due 2030	400	400	—	400	400	—
5.7%, due 2033	300	300	—	300	300	—
6.45%, due 2033	100	100	—	100	100	—
4.95%, due 2034	350	350	—	350	350	—
6.3%, due 2034	125	125	—	125	125	—
5.6%, due 2035 (b)	600	600	—	—	—	—
6.25%, due 2039	300	300	—	300	300	—
4.7%, due 2043	250	250	—	250	250	—
3.7%, due 2046	300	300	—	300	300	—
3.5%, due 2049	300	300	—	300	300	—
3.1%, due 2051	300	300	—	300	300	—
5.45%, due 2054	300	300	—	300	300	—
5.6%, due 2055 (b)	300	300	—	—	—	—
3.4%, (Retired in 2025)	—	—	—	250	250	—
5.5%, (Retired in 2025)	—	—	—	50	50	—
	4,725	4,725	—	4,125	4,125	—
Debentures (a):						
3.05%, due 2027	300	—	300	300	—	300
3%, due 2029	350	—	350	350	—	350
1.95%, due 2031	300	—	300	300	—	300
3.95%, due 2032	600	—	600	600	—	600
4.95%, due 2033	300	—	300	300	—	300
5.375%, due 2034	300	—	300	300	—	300
6.25%, due 2034	100	—	100	100	—	100
6.375%, due 2037	300	—	300	300	—	300
7.6%, due 2038	250	—	250	250	—	250
4.1%, due 2044	250	—	250	250	—	250
3.65%, due 2050	350	—	350	350	—	350
5.7%, due 2055 (c)	300	—	300	—	—	—
	3,700	—	3,700	3,400	—	3,400
Other:						
AEF term loan credit agreement through March 2026, 5% at December 31, 2025 (with Alliant Energy as guarantor) (d)	300	—	—	—	—	—
AEF 1.4% senior notes, due 2026 (with Alliant Energy as guarantor) (a)	200	—	—	200	—	—
Alliant Energy 3.875% convertible senior notes, due 2026 (e)	575	—	—	575	—	—
AEF 5.4% senior notes, due 2027 (with Alliant Energy as guarantor) (a)	375	—	—	375	—	—
Alliant Energy 3.25% convertible senior notes, due 2028 (e)	575	—	—	—	—	—
AEF 4.25% senior notes, due 2028 (with Alliant Energy as guarantor) (a)	300	—	—	300	—	—
AEF 5.95% senior notes, due 2029 (with Alliant Energy as guarantor) (a)	300	—	—	300	—	—
AEF 3.6% senior notes, due 2032 (with Alliant Energy as guarantor) (a)	350	—	—	350	—	—
Alliant Energy 5.75% junior subordinated notes, due 2056 (f)	725	—	—	—	—	—
AEF term loan credit agreement, 6% at December 31, 2024 (with Alliant Energy as guarantor) (Retired in 2025) (d)	—	—	—	300	—	—
	3,700	—	—	2,400	—	—
Subtotal	12,125	4,725	3,700	9,925	4,125	3,400
Current maturities	(1,074)	—	—	(1,171)	(300)	—
Unamortized debt issuance costs	(70)	(30)	(21)	(55)	(25)	(20)
Unamortized debt (discount) and premium, net	(27)	(15)	(10)	(22)	(10)	(10)
Long-term debt, net (g)	$10,954	$4,680	$3,669	$8,677	$3,790	$3,370

(a) Contains optional redemption provisions which, if elected by the issuer at its sole discretion, could require material redemption premium payments by the issuer. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable U.S. Treasury rates at the time of redemption.

(b) In May 2025, IPL issued $600 million of 5.6% senior debentures due 2035. A portion of the net proceeds was used for the retirement of IPL's $50 million 5.5% senior debentures and $250 million 3.4% senior debentures. The remainder of the proceeds were used to reduce cash amounts received from its sale of accounts receivable program and commercial paper classified as long-term debt, and for general corporate purposes. In September 2025, IPL issued $300 million of 5.6% senior debentures due 2055. The net proceeds were used to reduce cash amounts received from its sale of accounts receivable program, to reduce outstanding commercial paper, and for general corporate purposes.

(c) In December 2025, WPL issued $300 million of 5.7% debentures due 2055. The net proceeds were used to reduce outstanding commercial paper and for general corporate purposes.

(d) In March 2025, AEF entered into a $300 million variable rate term loan credit agreement, which amended and restated the term loan credit agreement that expired in March 2025, and retired the $300 million variable rate term loan set forth therein, which was classified as a non-cash financing activity. AEF's restated agreement includes an option to increase the amount outstanding with one or more additional term loans in an aggregate amount not to exceed $100 million. Refer to Note 14 for information on AEF's related interest rate swap. In January 2026, AEF retired its $300 million term loan.

(e) Refer to "Convertible Senior Notes" below for additional information.

(f) In September 2025, Alliant Energy issued $725 million of junior subordinated notes due 2056. The interest rate will reset every 5 years beginning April 1, 2031, to equal the then-current five-year U.S. Treasury rate plus a spread of 2.077%, provided the interest rate will not reset below 5.75%. The net proceeds were used to reduce outstanding commercial paper, retire long term debt and for general corporate purposes. Long term debt to be retired includes AEF's $300 million variable rate term loan which was retired in January 2026, AEF's $200 million of 1.4% senior notes and Alliant Energy's $575 million of 3.875% convertible senior notes, each of which matures in March 2026 and is expected to be retired at or prior to maturity. Alliant Energy has the option to redeem the notes prior to maturity upon the occurrence of certain events and during specified periods, at redemption prices specified in the governing agreements.

(g) There were no significant sinking fund requirements related to the outstanding long-term debt.

Convertible Senior Notes

2026 Notes - In March 2023, Alliant Energy issued $575 million of 3.875% convertible senior notes (the 2026 Notes), which are senior unsecured obligations, and used the net proceeds from the issuance for general corporate purposes. The 2026 Notes will mature on March 15, 2026 unless earlier converted or repurchased. Alliant Energy may not redeem the 2026 Notes prior to the maturity date. Holders could have converted their 2026 Notes at their option at any time prior to the close of business on the business day immediately preceding December 15, 2025 only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of Alliant Energy's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day during such period;
- during the 5 business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price (as defined in the related Indenture) per $1,000 principal amount of 2026 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Alliant Energy's common stock and the conversion rate on each such trading day; or
- upon the occurrence of specified corporate events.

On or after December 15, 2025 until the close of business on the business day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Notes at any time, regardless of the foregoing circumstances. Upon conversion of the 2026 Notes, Alliant Energy will pay cash up to the aggregate principal amount of the 2026 Notes to be converted and deliver shares of its common stock, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the 2026 Notes being converted.

The initial conversion rate is 15.5461 shares of common stock per $1,000 principal amount of 2026 Notes (equivalent to an initial conversion price of approximately $64.32 per share of Alliant Energy's common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, Alliant Energy will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2026 Notes in connection with such a corporate event.

If Alliant Energy undergoes a fundamental change (as defined in the related Indenture), then, subject to certain conditions, holders of the 2026 Notes may require Alliant Energy to repurchase for cash all or any portion of its 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

As of December 31, 2025 and 2024, the 2026 Notes were classified on Alliant Energy's balance sheets as "Current maturities of long-term debt". As of December 31, 2025 and 2024, the net carrying amount of the 2026 Notes was $574 million and $571 million, with unamortized debt issuance costs of $1 million and $4 million, and the estimated fair value (Level 2) of the 2026 Notes was $599 million and $591 million. As of December 31, 2025, there were 407,821 shares of Alliant Energy's common stock related to the potential conversion of the 2026 Notes included in diluted EPS based on Alliant Energy's average stock prices and the relevant terms of the 2026 Notes.

2028 Notes - In May 2025, Alliant Energy issued $575 million of 3.25% convertible senior notes (the 2028 Notes), which are senior unsecured obligations, and used the net proceeds from the issuance to reduce Alliant Energy's outstanding commercial paper and for general corporate purposes. The 2028 Notes will mature on May 30, 2028 unless earlier converted or repurchased, and no sinking fund is provided for the 2028 Notes. Alliant Energy may not redeem the 2028 Notes prior to the maturity date. Holders may convert their 2028 Notes at their option at any time prior to the close of business on the business day immediately preceding March 1, 2028 only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on September 30, 2025 (and only during such calendar quarter), if the last reported sale price of Alliant Energy's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day during such period;
- during the 5 business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price (as defined in the related Indenture) per $1,000 principal amount of 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Alliant Energy's common stock and the conversion rate on each such trading day; or
- upon the occurrence of specified corporate events.

On or after March 1, 2028 until the close of business on the business day immediately preceding the maturity date, holders may convert all or any portion of their 2028 Notes at any time, regardless of the foregoing circumstances. Upon conversion of the 2028 Notes, Alliant Energy will pay cash up to the aggregate principal amount of the 2028 Notes to be converted and pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the 2028 Notes being converted.

The initial conversion rate is 13.1773 shares of common stock per $1,000 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $75.89 per share of Alliant Energy's common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, Alliant Energy will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2028 Notes in connection with such a corporate event.

If Alliant Energy undergoes a fundamental change (as defined in the related Indenture), then, subject to certain conditions, holders of the 2028 Notes may require Alliant Energy to repurchase for cash all or any portion of its 2028 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

As of December 31, 2025, the conditions allowing holders of the 2028 Notes to convert their 2028 Notes were not met, and the 2028 Notes were classified as "Long-term debt, net" on Alliant Energy's balance sheet. As of December 31, 2025, the net carrying amount was $569 million, with unamortized debt issuance costs of $6 million, and the estimated fair value (Level 2) was $587 million for the 2028 Notes. As of December 31, 2025, there were no shares of Alliant Energy's common stock related to the potential conversion of the 2028 Notes included in diluted EPS based on Alliant Energy's average stock prices and the relevant terms of the 2028 Notes.

Five-Year Schedule of Long-term Debt Maturities - At December 31, 2025, long-term debt maturities for 2026 through 2030 were as follows (in millions):

	2026	2027	2028	2029	2030
IPL	$—	$—	$500	$300	$400
WPL	—	300	—	350	—
AEF	500	375	300	300	—
Alliant Energy parent company	575	—	575	—	—
Alliant Energy	$1,075	$675	$1,375	$950	$400

Fair Value of Long-term Debt - Refer to Note 15 for information on the fair value of long-term debt outstanding.

NOTE 9. LEASES

Operating Leases - Alliant Energy's, IPL's and WPL's operating leases primarily include leases of space on telecommunication towers and leases of property. Operating lease details are as follows (dollars in millions):

	December 31, 2025			December 31, 2024		
	Alliant Energy	IPL	WPL	Alliant Energy	IPL	WPL
Property, plant and equipment, net	$21	$11	$9	$22	$12	$9
Other current liabilities	$2	$1	$1	$2	$1	$1
Other liabilities	19	10	8	20	11	8
Total operating lease liabilities	$21	$11	$9	$22	$12	$9
Weighted average remaining lease term	10 years	10 years	11 years	11 years	11 years	12 years
Weighted average discount rate	4%	4%	4%	4%	4%	4%

Finance Leases - Related to their investments in solar generation, IPL and WPL entered into various land lease agreements with unaffiliated parties that have commenced. The leases have various terms with optional renewal periods that are assumed to be extended through the end of the estimated useful lives of the solar generating facilities. The leases do not contain purchase options and are fixed lease payments. Finance lease details are as follows (dollars in millions):

	December 31, 2025	December 31, 2024
	Alliant Energy	Alliant Energy
Property, plant and equipment, net:	**$190**	$189
Other liabilities:	**$190**	$189
Weighted average remaining lease term	**30 years**	31 years
Weighted average discount rate	**5%**	5%

	Alliant Energy		
	2025	2024	2023
Depreciation and amortization expenses	**$—**	$—	$1
Interest expense	**9**	8	6
Total finance lease expense	**$9**	$8	$7

Finance lease liabilities arising from obtaining leased assets, which represent non-cash financing activities, were as follows (in millions):

	Alliant Energy	
	2025	2024
Finance lease liabilities arising from obtaining leased assets	**$1**	$20

Expected Maturities - As of December 31, 2025, expected maturities of lease liabilities were as follows (in millions):

	2026	2027	2028	2029	2030	Thereafter	Total	Less: amount representing interest	Present value of minimum lease payments
Operating Leases:									
Alliant Energy	$3	$3	$3	$3	$2	$13	$27	$6	$21
IPL	2	1	1	1	1	8	14	3	11
WPL	1	1	1	1	1	7	12	3	9
Finance Leases:									
Alliant Energy	9	10	10	10	10	328	377	187	190

NOTE 10. REVENUES

Revenues from Alliant Energy's, IPL's and WPL's utility businesses are primarily from electric and gas sales provided to customers based on approved tariffs or specific contracts with customers. IPL's and WPL's primary performance obligations under such arrangements are to deliver electricity and gas, and their customers simultaneously receive and consume the electricity and gas. For such arrangements, revenues are recognized equivalent to the value of the electricity or gas supplied during each period, including amounts billed during each period and changes in amounts estimated to be billed at the end of each period. IPL and WPL apply the right to invoice method to measure progress towards completing performance obligations to transfer electricity and gas to their customers.

IPL provides retail electric and gas service to customers in Iowa, and WPL provides retail and wholesale electric and retail gas service to customers in Wisconsin. IPL also provides electricity to wholesale customers in Illinois and Iowa. IPL's wholesale power agreement with Southern Minnesota Energy Cooperative expired in July 2025. IPL provided steam from its Prairie Creek Generating Station to high-pressure steam customers in Iowa through 2025.

IPL's and WPL's retail electric and gas revenues include sales to residential, commercial and industrial customers. IPL's and WPL's retail electric and gas customer prices are based on IPL's and WPL's cost of service and are determined through general rate review proceedings and various tariff filings with the IUC and PSCW, respectively. Such tariff-based services provide electricity or gas to customers without a defined contractual term.

IPL and WPL have wholesale electric market-based rate authority from FERC allowing them to participate in wholesale energy markets (e.g. MISO) and transact directly with third parties. This authority from FERC allows sales of electricity referred to as bulk power sales based on current market values. FERC also allows IPL and WPL to enter into power supply agreements with municipalities and rural electric cooperatives with defined contractual terms, which include standard pricing mechanisms that are detailed in current tariffs accepted by FERC through wholesale rate review proceedings.

Revenues from Alliant Energy's non-utility business customers are primarily from its Travero business, which includes a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; freight brokerage services; and a rail-served warehouse in Iowa.

Disaggregation of revenues from contracts with customers is provided for each reportable segment (IPL and WPL), as well as by customer class within electric and gas sales, as follows (in millions):

	Alliant Energy			IPL			WPL		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Electric Utility:									
Retail - residential	$1,339	$1,236	$1,220	$661	$640	$641	$678	$596	$579
Retail - commercial	932	821	820	609	525	519	323	296	301
Retail - industrial	1,034	952	968	531	497	501	503	455	467
Wholesale	184	200	213	39	61	62	145	139	151
Bulk power and other	208	163	124	56	24	38	152	139	86
Total Electric Utility	3,697	3,372	3,345	1,896	1,747	1,761	1,801	1,625	1,584
Gas Utility:									
Retail - residential	306	275	316	155	148	176	151	127	140
Retail - commercial	153	133	163	72	68	86	81	65	77
Retail - industrial	13	11	16	7	7	11	6	4	5
Transportation/other	53	46	45	31	27	27	22	19	18
Total Gas Utility	525	465	540	265	250	300	260	215	240
Other Utility:									
Steam	37	40	45	37	40	45	—	—	—
Other utility	14	14	7	10	9	4	4	5	3
Total Other Utility	51	54	52	47	49	49	4	5	3
Non-Utility and Other:									
Travero and other	89	90	90	—	—	—	—	—	—
Total Non-Utility and Other	89	90	90	—	—	—	—	—	—
Total revenues	$4,362	$3,981	$4,027	$2,208	$2,046	$2,110	$2,065	$1,845	$1,827

NOTE 11. INCOME TAXES

Income Tax Expense (Benefit) - The components of "Income tax expense (benefit)" in the income statements were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Current tax expense (benefit):									
Federal	$10	$13	($3)	($21)	($19)	($44)	$38	$37	$48
State	(1)	(10)	(6)	(10)	(19)	(21)	18	23	25
Deferred tax expense (benefit):									
Federal	59	60	100	36	38	87	30	24	10
State	33	15	36	2	(17)	17	16	7	3
Production tax credits	(208)	(177)	(121)	(133)	(108)	(95)	(75)	(69)	(26)
Investment tax credits	(42)	(15)	(1)	(1)	(4)	(1)	(41)	(11)	—
Provision recorded as a change in accrued interest	—	—	(1)	—	—	(1)	—	—	—
	($149)	($114)	$4	($127)	($129)	($58)	($14)	$11	$60

Income Tax Rates - The overall income tax rates shown in the following table were computed by dividing income tax expense (benefit) by income before income taxes. In 2024, Alliant Energy's and IPL's effective income tax rates were impacted by the pre-tax non-cash charge of $60 million for IPL's Lansing Generating Station discussed in Note 2. In the fourth quarter of 2025, Alliant Energy, IPL and WPL retrospectively adopted the Financial Accounting Standards Board's (FASB) accounting standard for improvements to income tax disclosures. Previously reported information for prior periods has been recast to conform with current period presentation.

Alliant Energy	2025		2024		2023	
	Amount	Tax Rate	Amount	Tax Rate	Amount	Tax Rate
Statutory federal income tax rate	$139	21%	$121	21%	$149	21%
State income taxes, net of federal benefits (primarily from state income taxes in Iowa and Wisconsin)	22	3	4	1	21	3
Tax credits:						
Production tax credits	(206)	(31)	(171)	(30)	(121)	(17)
Investment tax credits	(156)	(24)	(42)	(7)	(3)	—
Research and development credits	(2)	—	(6)	(1)	—	—
Tax credit regulatory deferrals (Refer to Note 1(c) and Note 2)	112	17	20	3	2	—
Other credits	(1)	—	—	—	—	—
Nontaxable or nondeductible items	4	1	2	—	(2)	—
Other adjustments:						
Effect of rate-making on property-related differences (Refer to Note 1(c) and Note 2)	(37)	(6)	(33)	(6)	(27)	(4)
Amortization of excess deferred taxes (Refer to Note 2)	(24)	(4)	(13)	(2)	(13)	(2)
Other	—	—	4	1	(2)	—
Total income tax expense (benefit) and overall income tax rate	($149)	(23%)	($114)	(20%)	$4	1%

Deferred Tax Assets and Liabilities - The deferred tax assets and liabilities included on the balance sheets at December 31 arise from the following temporary differences (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	2025	2024	2025	2024
Deferred tax liabilities:						
Property	$2,828	$2,596	$1,666	$1,521	$1,060	$999
ATC Holdings	139	135	—	—	—	—
Other	167	178	112	120	62	66
Total deferred tax liabilities	3,134	2,909	1,778	1,641	1,122	1,065
Deferred tax assets:						
Federal credit carryforwards	669	605	455	426	199	166
Net operating losses carryforwards - state	19	20	1	1	—	—
Other	143	98	48	37	65	34
Subtotal deferred tax assets	831	723	504	464	264	200
Valuation allowances	(7)	(2)	(4)	(2)	(3)	—
Total deferred tax assets	824	721	500	462	261	200
Total deferred tax liabilities, net	$2,310	$2,188	$1,278	$1,179	$861	$865

Carryforwards - At December 31, 2025, carryforwards and expiration dates were estimated as follows (in millions):

	Range of Expiration Dates	Alliant Energy	IPL	WPL
State net operating losses	2025-2045	$311	$7	$1
Federal tax credits	2034-2045	669	455	199

State Income Tax Apportionment - Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. Deferred taxes are recorded using currently enacted tax rates and estimates of state income tax apportionment. Estimates of state income tax apportionment are supported by historical data and reasonable projections. Alliant Energy currently expects an increase in total state income tax apportionment primarily due to an increase in projected electric utility revenues driven by demand for energy from commercial and industrial customers, including demand from IPL's and WPL's executed electric service agreements with customers who expect to build data centers in their service territories. Alliant Energy parent company's deferred tax assets were remeasured to reflect an increase in estimated total state income tax apportionment, which resulted in a charge of $8 million recorded to income tax expense in Alliant Energy's income statement and an increase in deferred tax liabilities on Alliant Energy's balance sheet in 2025.

Uncertain Tax Positions - At December 31, 2025, 2024 and 2023, there were no uncertain tax positions or penalties accrued related to uncertain tax positions. As of December 31, 2025, no material changes to unrecognized tax benefits are expected during the next 12 months.

Open tax years - Tax years that remain subject to the statute of limitations in the major jurisdictions for each of Alliant Energy, IPL and WPL are as follows:

Consolidated federal income tax returns (a)	2022 - 2024
Consolidated Iowa income tax returns (b)	2022 - 2024
Wisconsin combined tax returns (c)	2021 - 2024

(a) The 2022 federal tax return is effectively settled as a result of participation in the IRS Compliance Assurance Program, which allows Alliant Energy and the IRS to work together to resolve issues related to Alliant Energy's current tax year before filing its federal income tax return. The statute of limitations for these federal tax returns expires three years from each filing date.
(b) The statute of limitations for these Iowa tax returns expires three years from each filing date.
(c) The statute of limitations for these Wisconsin combined tax returns expires four years from each filing date.

Iowa Tax Reform - Pursuant to Iowa tax reform enacted in 2022, annually, and by each November 1, the Iowa Department of Revenue will establish corporate income tax rates for the next tax year based on net corporate income tax receipts for the prior tax year, and reduce such rates if the minimum receipt threshold is met. These corporate income tax rate reductions are currently expected to occur over a period of several years, with a target corporate income tax rate of 5.5%, compared to the 9.8% Iowa corporate income tax rate in effect at the time the Iowa tax reform was enacted. In 2023, the Iowa Department of Revenue announced an Iowa corporate income tax rate of 7.1% effective January 1, 2024.

Deferred tax assets and liabilities are measured at the enacted tax rate expected to be applied when temporary differences are to be realized or settled. Given the announcement of the new Iowa corporate income tax rate, Alliant Energy's and IPL's deferred tax liabilities were remeasured in 2023 based upon the new rate effective January 1, 2024, which resulted in a $74 million reduction of Alliant Energy's and IPL's tax-related regulatory assets and a corresponding decrease in their deferred tax liabilities in 2023. In addition, Iowa tax reform made Iowa state income taxes fully deductible for the purpose of determining Iowa state income tax obligations beginning with the 2023 tax year. Alliant Energy reflected the deduction of the additional Iowa state income taxes in its 2023 Iowa state income tax return filed in 2024, which resulted in a $26 million reduction of Alliant Energy's and IPL's tax-related regulatory assets and a corresponding decrease in their deferred tax liabilities in 2024. The reductions in tax-related regulatory assets are expected to provide cost benefits to IPL's customers in the future.

Alliant Energy parent company's deferred tax assets were remeasured based upon the new rate effective January 1, 2024, and the deduction of Iowa state income taxes included in Alliant Energy's 2023 Iowa state income tax return filed in 2024, which resulted in charges of $10 million and $11 million recorded to income tax expense in Alliant Energy's income statements and an increase in deferred income tax liabilities on Alliant Energy's balance sheets in 2023 and 2024, respectively. Alliant Energy is currently unable to predict with certainty the timing or amount of any future rate reductions.

NOTE 12. BENEFIT PLANS
NOTE 12(a) Pension and Other Postretirement Benefits Plans - Retirement benefits are provided to substantially all employees through various qualified and non-qualified non-contributory defined benefit pension plans (currently closed to new hires), and/or through defined contribution plans (including 401(k) savings plans). Benefits of the non-contributory defined benefit pension plans are based on the plan participant's years of service, age and compensation. Benefits of the defined contribution plans are based on the plan participant's years of service, age, compensation and contributions. Certain defined benefit postretirement health care and life benefits are provided to eligible retirees. In general, the retiree health care plans consist of fixed benefit subsidy structures and the retiree life insurance plans are non-contributory.

Assumptions - The weighted-average assumptions for defined benefit pension and OPEB plans at the measurement date of December 31 were as follows:

	Defined Benefit Pension Plans			OPEB Plans		
Alliant Energy	**2025**	2024	2023	**2025**	2024	2023
Discount rate for benefit obligations	**5.52%**	5.65%	5.36%	**5.40%**	5.62%	5.40%
Discount rate for net periodic cost	**5.65%**	5.36%	5.54%	**5.62%**	5.40%	5.53%
Expected rate of return on plan assets	**7.60%**	7.73%	7.80%	**6.37%**	6.22%	6.50%
Interest crediting rate for Alliant Energy Cash Balance Pension Plan	**5.60%**	6.24%	10.75%	**N/A**	N/A	N/A
Rate of compensation increase	**3.75% - 4.50%**	3.50% - 4.50%	3.30% - 4.50%	**N/A**	N/A	N/A

Expected rate of return on plan assets - The expected rate of return on plan assets is based on projected asset class returns using target allocations. A forward-looking building blocks approach is used, and historical returns, survey information and capital market information are analyzed to support the expected rate of return on plan assets assumption. Refer to "Investment Strategy for Plan Assets" below for additional information related to investment strategy and mix of assets for the pension and OPEB plans.

Life Expectancy - The life expectancy assumption is used in determining the benefit obligation and net periodic benefit cost for defined benefit pension and OPEB plans. This assumption utilizes base mortality tables that were released in 2019 by the Society of Actuaries and mortality projection tables that were released in 2021 by the Society of Actuaries.

Net Periodic Benefit Costs - The components of net periodic benefit costs for sponsored defined benefit pension and OPEB plans are included below (in millions). The service cost component of net periodic benefit costs is included in "Other operation and maintenance" expenses in the income statements and all other components of net periodic benefit costs are included in "Other (income) and deductions" in the income statements or regulatory assets on the balance sheets.

Alliant Energy	Defined Benefit Pension Plans			OPEB Plans		
	2025	2024	2023	**2025**	2024	2023
Service cost	**$4**	$5	$5	**$1**	$2	$2
Interest cost	**46**	45	47	**8**	8	9
Expected return on plan assets (a)	**(53)**	(55)	(53)	**(4)**	(5)	(5)
Amortization of prior service credit (b)	**—**	(1)	(1)	**—**	—	—
Amortization of actuarial loss (c)	**22**	24	28	**—**	—	1
	$19	$18	$26	**$5**	$5	$7

(a) The expected return on plan assets is based on the expected rate of return on plan assets and the fair value approach to the market-related value of plan assets.
(b) Unrecognized prior service credits for the OPEB plans are amortized over the average future service period to full eligibility of the participants of each plan.
(c) Unrecognized net actuarial gains or losses in excess of 10% of the greater of the plans' benefit obligations or assets are amortized over the average future service lives of plan participants, except for the Alliant Energy Cash Balance Pension Plan where gains or losses outside the 10% threshold are amortized over the time period the participants are expected to receive benefits.

Benefit Plan Assets and Obligations - A reconciliation of the funded status of qualified and non-qualified defined benefit pension and OPEB plans to the amounts recognized on the balance sheets at December 31 was as follows (in millions):

Alliant Energy	Defined Benefit Pension Plans		OPEB Plans	
	2025	2024	**2025**	2024
Change in benefit obligation:				
Net benefit obligation at January 1	**$841**	$876	**$148**	$160
Service cost	**4**	5	**1**	2
Interest cost	**46**	45	**8**	8
Plan participants' contributions	**—**	—	**4**	3
Actuarial (gain) loss	**17**	(19)	**6**	(7)
Gross benefits paid	**(84)**	(66)	**(21)**	(18)
Net benefit obligation at December 31	**824**	841	**146**	148
Change in plan assets:				
Fair value of plan assets at January 1	**715**	732	**80**	83
Actual return on plan assets	**93**	38	**7**	5
Employer contributions	**23**	11	**8**	7
Plan participants' contributions	**—**	—	**4**	3
Gross benefits paid	**(84)**	(66)	**(21)**	(18)
Fair value of plan assets at December 31	**747**	715	**78**	80
Under funded status at December 31	**($77)**	($126)	**($68)**	($68)

Alliant Energy	Defined Benefit Pension Plans		OPEB Plans	
	2025	2024	**2025**	2024
Amounts recognized on the balance sheets consist of:				
Non-current assets	**$—**	$—	**$18**	$17
Current liabilities	**(5)**	(3)	**(6)**	(7)
Pension and other benefit obligations	**(72)**	(123)	**(80)**	(78)
Net amounts recognized at December 31	**($77)**	($126)	**($68)**	($68)
Amounts recognized in Regulatory Assets consist of:				
Net actuarial loss	**$267**	$312	**$7**	$4
Prior service credit	**(1)**	(2)	**—**	—
	$266	$310	**$7**	$4

Accumulated benefit obligations, aggregate amounts applicable to defined benefit pension and OPEB plans with accumulated benefit obligations in excess of plan assets, as well as defined benefit pension plans with projected benefit obligations in excess of plan assets as of the December 31 measurement date are as follows (in millions):

| | Defined Benefit Pension Plans | | OPEB Plans | |
Alliant Energy	**2025**	2024	**2025**	2024
Accumulated benefit obligations	**$805**	$824	**$146**	$148
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**805**	824	**146**	148
Fair value of plan assets	**747**	715	**78**	80
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**824**	841	**N/A**	N/A
Fair value of plan assets	**747**	715	**N/A**	N/A

Estimated Future Employer Contributions and Benefit Payments - Estimated funding for the qualified and non-qualified defined benefit pension and OPEB plans for 2026 is as follows (in millions):

	Alliant Energy
Defined benefit pension plans	$23
OPEB plans	7

Expected benefit payments for the qualified and non-qualified defined benefit plans, which reflect expected future service, as appropriate, are as follows (in millions):

Alliant Energy	2026	2027	2028	2029	2030	2031 - 2035
Defined benefit pension benefits	$75	$75	$75	$74	$69	$320
OPEB	16	15	15	14	14	61
	$91	$90	$90	$88	$83	$381

Investment Strategy for Plan Assets - Investment strategies for defined benefit pension and OPEB plan assets combine preservation of principal and prudent risk-taking to protect the integrity of plan assets, in order to meet the obligations to plan participants while minimizing benefit costs over the long term. Investment risk of plan assets is mitigated through an asset mix, which is governed by allocation targets. The asset allocation is monitored regularly, and appropriate steps are taken as needed to rebalance the assets within the prescribed ranges.

Defined Benefit Pension Plan Assets - Defined benefit pension plan assets have a long-term investment time horizon and are classified into return-seeking and liability-hedging portfolios. The return-seeking portfolio includes: public equities with different market capitalization, investment style and geography; liquid alternative securities, which include hedge fund strategies; and fixed income investments, which include, but are not limited to, high-yield bonds, emerging market debt, bank loans and private credit bonds. The liability-hedging portfolio includes: fixed-income investments including investment grade instruments of government and corporate issuers, as well as private placements and securitized assets; and fixed income derivative contracts for liability and interest rate hedging positions. At December 31, 2025, the current target ranges and actual allocations for the defined benefit pension plan assets were as follows:

	Target Range Allocation		Actual Allocation
Public equity securities	32%	- 44%	40%
Liquid alternative securities	0%	- 11%	5%
Return-seeking fixed income securities	4%	- 16%	7%
Liability-hedging fixed income securities (including cash and equivalents)	41%	- 54%	48%

Other Postretirement Benefits Plan Assets - OPEB plan assets are comprised of specific assets within certain defined benefit pension plans (401(h) assets) as well as assets held in VEBA trusts. For asset pools with a long-term investment time horizon, investments include public equities with different market capitalization, investment style and geography, and fixed income securities including investment grade instruments of government and corporate issuers. At December 31, 2025, the current target ranges and actual allocations for assets with a long-term investment horizon were as follows:

	Target Range Allocation		Actual Allocation
Cash and equivalents	0%	- 5%	3%
Public equity securities	0%	- 40%	26%
Fixed income securities	34%	- 100%	71%

Fair Value Measurements - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. Refer to Note 15 for discussion of levels within the fair value hierarchy. Level 1 items include investments in securities held in registered investment companies, which are valued at the closing price reported in the active market in which the securities are traded. Level 2 items include cash and equivalents consisting of money market fund investments and cash collateral supporting derivative financial instruments. Certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. These fair value amounts are included below to reconcile the fair value hierarchy to the respective total plan assets.

At December 31, the fair values of qualified and non-qualified defined benefit pension plan assets were as follows (in millions):

	2025				2024			
	Fair	Level	Level	Level	Fair	Level	Level	Level
Alliant Energy	Value	1	2	3	Value	1	2	3
Cash and equivalents	$71	$—	$71	$—	$49	$—	$49	$—
Equity securities	—	—	—	—	—	—	—	—
Equity securities - international	—	—	—	—	—	—	—	—
Global asset securities	—	—	—	—	—	—	—	—
Fixed income securities	—	—	—	—	—	—	—	—
Total assets in fair value hierarchy	71	$—	$71	$—	49	$—	$49	$—
Assets measured at net asset value	676				667			
Due to brokers, net (pending trades with brokers)	—				(1)			
Total pension plan assets	$747				$715			

At December 31, the fair values of OPEB plan assets were as follows (in millions):

	2025				2024			
	Fair	Level	Level	Level	Fair	Level	Level	Level
Alliant Energy	Value	1	2	3	Value	1	2	3
Cash and equivalents	$7	$—	$7	$—	$8	$—	$8	$—
Equity securities	19	19	—	—	20	20	—	—
Fixed income securities	52	52	—	—	52	52	—	—
Total OPEB plan assets	$78	$71	$7	$—	$80	$72	$8	$—

For the various defined benefit pension and OPEB plans, Alliant Energy common stock represented less than 1% of the assets directly held in the plans at December 31, 2025 and 2024, respectively.

401(k) Savings Plans - A significant number of employees participate in defined contribution retirement plans (401(k) savings plans). Alliant Energy common stock directly held by participants represented 7% of total assets in the 401(k) savings plans at December 31, 2025 and 2024. Costs related to the 401(k) savings plans, which are partially based on the participants' contributions and include allocated costs associated with Corporate Services employees for IPL and WPL, were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
401(k) costs	$30	$31	$30	$14	$14	$14	$14	$15	$14

Restructuring and Voluntary Employee Separation Charges - In 2024, Alliant Energy announced restructuring activities, including offering certain employees a voluntary separation package. Approximately 5% of total Alliant Energy employees accepted the package, and as a result of the restructuring activities, Alliant Energy recorded a pre-tax charge of $29 million in 2024. These charges were primarily recorded in "Other operation and maintenance" expenses in the income statements.

NOTE 12(b) Equity-based Compensation Plans - In 2020, Alliant Energy's shareowners approved the 2020 OIP, which permits the grant of shares of Alliant Energy common stock, restricted stock, restricted stock units, performance shares, performance units, and other stock-based or cash-based awards to key employees. At December 31, 2025, performance shares and restricted stock units were outstanding under the 2020 OIP, and 7 million shares of Alliant Energy common stock remained available for grants under the 2020 OIP. Alliant Energy satisfies share payouts related to equity awards through the issuance of new shares of its common stock. Nonvested awards generally do not have non-forfeitable rights to dividends or dividend equivalents when dividends are paid to common shareowners. A summary of compensation expense, including amounts allocated to IPL and WPL, and the related income tax benefits recognized for share-based compensation awards was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Compensation expense	$22	$12	$12	$11	$6	$6	$10	$5	$5
Income tax benefits	3	3	3	2	2	2	1	1	1

As of December 31, 2025, Alliant Energy's, IPL's and WPL's total unrecognized compensation cost related to share-based compensation awards was $14 million, $7 million and $6 million, respectively, which is expected to be recognized over a weighted average period of between one year and two years. Share-based compensation expense is recognized on a straight-line basis over the requisite service periods and is recorded in "Other operation and maintenance" in the income statements. As of December 31, 2025, 725,647 shares were included in the calculation of diluted EPS related to the nonvested equity awards.

Performance Shares (Total Shareowner Return Metric) - Payouts of certain performance shares are contingent upon achievement over a three-year period of specified performance criteria, which currently is total shareowner return relative to an investor-owned utility peer group. Performance shares grants are to be paid out in shares of Alliant Energy common stock and are accounted for as equity awards. The fair value of each of these performance shares is based on the fair value of the underlying common stock on the grant date and the probability of satisfying the market condition contained in the agreement during a three-year performance period. The actual number of these performance shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the target number of shares. If minimum performance targets are not met during the performance period, these performance shares are forfeited. Compensation expense is recorded ratably over the performance period based on the fair value of the awards at the grant date. A summary of the performance shares activity, with amounts representing the target number of awards, was as follows:

	2025		2024		2023	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested awards, January 1	289,399	$51.31	233,954	$52.60	190,273	$54.13
Granted	105,896	66.52	127,874	46.04	108,712	55.68
Vested	—	—	(47,497)	46.19	(53,431)	64.04
Forfeited	(73,918)	54.14	(24,932)	46.16	(11,600)	53.88
Nonvested awards, December 31	321,377	55.67	289,399	51.31	233,954	52.60

Restricted Stock Units - Payouts of restricted stock units are based on the expiration of a three-year time-vesting period. Restricted stock unit grants are to be paid out in shares of Alliant Energy common stock and are accounted for as equity awards. The fair value of each of these restricted stock units is based on the closing market price of one share of Alliant Energy common stock on the grant date of the award. Compensation expense is recorded ratably over the performance period based on the fair value of the awards on the grant date. A summary of the restricted stock units activity was as follows:

	2025		2024		2023	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested awards, January 1	289,148	$51.85	234,259	$52.58	198,275	$54.53
Granted	102,240	61.73	129,854	48.69	106,124	52.77
Vested	(63,789)	56.70	(71,441)	48.65	(55,345)	59.40
Forfeited	(14,215)	51.13	(3,524)	48.40	(14,795)	54.53
Nonvested awards, December 31	313,384	54.06	289,148	51.85	234,259	52.58

Performance Shares (Net Income, Environmental and Workforce Composition Metrics) (certain awards formerly granted as Performance Restricted Stock Units) - Payouts of certain performance shares are contingent upon achievement over a three-year period of specific performance criteria, which currently is specified growth of cumulative consolidated net income from continuing operations, as well as environmental and workforce composition metrics. Performance shares grants are to be paid out in shares of Alliant Energy common stock and are accounted for as equity awards. The fair value of each of these performance shares is based on the closing market price of one share of Alliant Energy common stock on the grant date of the award. The actual number of these performance shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the target number of shares under each award type. If minimum performance targets are not met during the performance period, these performance shares are forfeited. Compensation expense is recorded ratably over the performance period based on a probability assessment of payouts for the awards at each reporting period. A summary of the performance shares activity, with amounts representing the target number of awards, was as follows:

	2025		2024		2023	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested awards, January 1	330,700	$51.81	257,639	$52.76	199,874	$54.74
Granted	118,883	61.63	146,143	48.55	124,217	52.71
Vested	(68,233)	56.74	(67,852)	48.66	(53,431)	59.36
Forfeited	(16,225)	53.05	(5,230)	48.40	(13,021)	55.47
Nonvested awards, December 31	365,125	54.03	330,700	51.81	257,639	52.76

NOTE 12(c) Deferred Compensation Plan - Alliant Energy maintains a DCP under which certain key employees may defer up to 80% of base salary and short-term cash incentive compensation and members of its Board of Directors may elect to defer all or part of their retainer and committee fees. Key employees who have made the maximum allowed contribution to the Alliant Energy 401(k) Savings Plan may receive an additional credit to the DCP. Key employees and Board of Directors members may elect to have their deferrals credited to a company stock account, an interest account, equity accounts or mutual fund accounts based on certain benchmark funds.

Company Stock Account - The DCP does not permit reallocation of deferrals credited to the company stock account and all distributions from participants' company stock accounts are made in the form of shares of Alliant Energy common stock. The deferred compensation obligations for participants' company stock accounts are recorded in "Additional paid-in capital" and the shares of Alliant Energy common stock held in a rabbi trust to satisfy this obligation are recorded in "Shares in deferred compensation trust" on Alliant Energy's balance sheets. At December 31, the carrying value of the deferred compensation obligation for the company stock account and the shares in the deferred compensation trust based on the historical value of the shares of Alliant Energy common stock contributed to the rabbi trust, and the fair market value of the shares held in the rabbi trust, were as follows (in millions):

	2025	2024
Carrying value	$14	$14
Fair market value	24	22

Interest, Equity and Mutual Fund Accounts - Distributions from participants' interest, equity and mutual fund accounts are in the form of cash payments. The deferred compensation obligations for participants' interest, equity and mutual fund accounts are recorded in "Pension and other benefit obligations" on the balance sheets. At December 31, 2025 and 2024, the carrying value of Alliant Energy's deferred compensation obligations for participants' interest, equity and mutual fund accounts, which approximates fair market value, was $22 million and $23 million, respectively.

NOTE 13. ASSET RETIREMENT OBLIGATIONS

Recognized AROs relate to legal obligations for the removal, closure, dismantlement and management of several assets including, but not limited to, active and inactive ash landfills, ash ponds, wind farms, groundwater, solar facilities, above ground storage tanks and energy storage facilities. Recognized AROs also include legal obligations for the management and final disposition of asbestos and polychlorinated biphenyls. AROs are recorded in "Other current liabilities" and "Other liabilities" on the balance sheets. Refer to Note 2 for information regarding regulatory assets related to AROs. A reconciliation of the changes in AROs associated with long-lived assets is as follows (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	2025	2024	2025	2024
Balance, January 1	$663	$246	$350	$148	$313	$98
Revisions in estimated cash flows	(1)	(3)	—	(1)	(1)	(2)
Liabilities settled	(5)	(8)	(2)	(6)	(3)	(2)
Liabilities incurred (a)	16	409	3	201	13	208
Accretion expense	31	19	16	8	15	11
Balance, December 31	$704	$663	$367	$350	$337	$313

(a) In 2024, substantially due to the enactment of the revised CCR Rule, which significantly expands the scope of regulation to include coal ash ponds at sites that no longer produce electricity and inactive landfills, including some IPL and WPL facilities, Alliant Energy, IPL and WPL initially recorded additional AROs, additional ARO regulatory assets for EGUs no longer in operation, additional property, plant and equipment for EGUs still in operation, and a pre-tax non-cash charge of $20 million recorded to "Other operation and maintenance" in Alliant Energy's income statement for the portion allocated to IPL's steam business for IPL's Prairie Creek Generating Station and the retired Sixth Street Generating Station as established in prior rate reviews. The amounts initially recorded in 2024 are expected to be adjusted in the future as additional information is obtained for the specific site closure plans, including the determination of whether or not individual sites are considered legal obligations and the acceptance and approval of compliance approaches, which could change management assumptions and result in a material change to the recorded amounts.

NOTE 14. DERIVATIVE INSTRUMENTS
Commodity Derivatives -
Purpose - Derivative instruments were utilized for risk management purposes to mitigate pricing volatility for fuel used to supply natural gas-fired EGUs, natural gas supplied to retail customers, and purchased electricity, as well as optimize the value of natural gas pipeline capacity and electric generation, which may include swap, physical forward and option contracts. In addition, FTRs help manage transmission congestion costs in the MISO market. Risk policies are maintained that govern the use of such derivative instruments.

Notional Amounts - As of December 31, gross notional amounts and settlement/delivery years related to outstanding swap contracts, option contracts, physical forward contracts and FTRs that were accounted for as commodity derivative instruments were as follows (units in thousands):

	Electricity		FTRs		Natural Gas		Diesel Fuel	
	MWhs	Years	MWhs	Years	Dths	Years	Gallons	Years
2025								
Alliant Energy	**1,682**	**2026**	**11,332**	**2026**	**140,731**	**2026-2032**	—	**N/A**
IPL	**634**	**2026**	**4,482**	**2026**	**60,773**	**2026-2030**	—	**N/A**
WPL	**1,048**	**2026**	**6,850**	**2026**	**79,958**	**2026-2032**	—	**N/A**
2024								
Alliant Energy	1,422	2025-2026	10,232	2025	147,894	2025-2032	2,520	2025
IPL	383	2025-2026	3,551	2025	61,489	2025-2030	—	N/A
WPL	1,039	2025-2026	6,681	2025	86,405	2025-2032	2,520	2025

Financial Statement Presentation - Derivative instruments are recorded at fair value each reporting date on the balance sheet as assets or liabilities. At December 31, based on the maturities of the underlying contracts, the fair values of current derivative assets are included in "Other current assets," non-current derivative assets are included in "Deferred charges and other," current derivative liabilities are included in "Other current liabilities" and non-current derivative liabilities are included in "Other liabilities" on the balance sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2025	2024	**2025**	2024	**2025**	2024
Current derivative assets	**$49**	$41	**$33**	$29	**$16**	$12
Non-current derivative assets	**20**	34	**11**	19	**9**	15
Current derivative liabilities	**25**	26	**9**	11	**16**	15
Non-current derivative liabilities	**26**	32	**2**	2	**24**	30

Based on IPL's and WPL's cost recovery mechanisms, the changes in the fair value of derivative liabilities/assets resulted in comparable changes to regulatory assets/liabilities on the balance sheets.

Credit Risk-related Contingent Features - Various agreements contain credit risk-related contingent features, including requirements to maintain certain credit ratings and/or limitations on liability positions under the agreements based on credit ratings. Certain of these agreements with credit risk-related contingency features are accounted for as derivative instruments. In the event of a material change in creditworthiness or if liability positions exceed certain contractual limits, credit support may need to be provided up to the amount of exposure under the contracts, or the contracts may need to be unwound and underlying liability positions paid. At December 31, 2025 and 2024, the aggregate fair value of all derivative instruments with credit risk-related contingent features in a net liability position was not materially different than amounts that would be required to be posted as credit support to counterparties by Alliant Energy, IPL or WPL if the most restrictive credit risk-related contingent features for derivative agreements in a net liability position were triggered.

Balance Sheet Offsetting - The fair value amounts of derivative instruments subject to a master netting arrangement are not netted by counterparty on the balance sheets. However, if the fair value amounts of derivative instruments by counterparty were netted, derivative assets and derivative liabilities related to commodity contracts would have been presented on the balance sheets at December 31 as follows:

	Alliant Energy		IPL		WPL	
	Gross (as reported)	Net	Gross (as reported)	Net	Gross (as reported)	Net
2025						
Derivative assets	**$69**	**$59**	**$44**	**$40**	**$25**	**$19**
Derivative liabilities	**51**	**41**	**11**	**7**	**40**	**34**
2024						
Derivative assets	75	64	48	43	27	21
Derivative liabilities	58	47	13	8	45	39

Fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) are not offset against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

Interest Rate Derivative - In January 2023, AEF entered into a $300 million interest rate swap maturing in January 2026 to mitigate interest rate risk. Under the terms of the swap, AEF exchanged a variable interest rate for a fixed interest rate of 3.93% on a portion of its variable-rate term loan borrowings. In 2025, 2024 and 2023, $1 million, $4 million and $3 million, respectively, of reductions to interest expense were recorded in Alliant Energy's income statements related to the interest rate swap.

In October 2025, AEC entered into a $300 million forward starting interest rate swap maturing in March 2028 to mitigate forecasted interest rate risk. Under the terms of the swap, AEC exchanged a variable interest rate for a fixed interest rate of 3.10% on a portion of its forecasted variable-rate term loan borrowings expected to be issued in 2026. The related interest rate derivative was valued based on quoted prices that utilize current market interest rate forecasts. As of December 31, 2025, $1 million of non-current interest rate derivative assets was recorded in "Deferred charges and other" on Alliant Energy's balance sheet. This interest rate derivative was designated as a cash flow hedge, with changes in fair value recorded as other comprehensive income. As of December 31, 2025, accumulated other comprehensive income included $1 million of income related to the interest rate swap. In 2025, there were no increases or reductions to interest expense recorded in Alliant Energy's income statement related to the interest rate swap.

NOTE 15. FAIR VALUE MEASUREMENTS

Valuation Hierarchy - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. Level 1 pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 2 pricing inputs are quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. Level 3 pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Valuation Techniques -
Derivative assets and derivative liabilities - Swap, option and physical forward commodity contracts were non-exchange-based derivative instruments and were valued using indicative price quotations from a pricing vendor that provides daily exchange forward price settlements, from broker or dealer quotations, from market publications or from on-line exchanges. The indicative price quotations reflected the average of the bid-ask mid-point prices and were obtained from sources believed to provide the most liquid market for the commodity. A portion of these indicative price quotations were corroborated using quoted prices for similar assets or liabilities in active markets and categorized derivative instruments based on such indicative price quotations as Level 2. Commodity contracts that were valued using indicative price quotations based on significant assumptions such as seasonal or monthly shaping and indicative price quotations that could not be readily corroborated were categorized as Level 3. Swap, option and physical forward commodity contracts were predominately at liquid trading points. FTRs were valued using auction prices and were categorized as Level 3. Refer to Note 14 for additional details of derivative assets and derivative liabilities.

Deferred proceeds (sales of receivables) - The fair value of IPL's deferred proceeds related to its sales of accounts receivable program was calculated each reporting date using the cost approach valuation technique. The fair value represents the carrying amount of receivables sold less the allowance for expected credit losses associated with the receivables sold and cash amounts received from the receivables sold due to the short-term nature of the collection period. These inputs were considered unobservable and deferred proceeds were categorized as Level 3. Deferred proceeds represent IPL's maximum exposure to loss related to the receivables sold. Refer to Note 5(b) for additional information regarding deferred proceeds.

Long-term debt (including current maturities) - The fair value of long-term debt instruments was based on a discounted cash flow methodology using observable data from comparably traded securities with similar credit profiles, and was classified as Level 2. Refer to Note 8(b) for additional information regarding long-term debt.

Fair Value of Financial Instruments - The carrying amounts of current assets and current liabilities approximate fair value because of the short maturity of such financial instruments. Carrying amounts and related estimated fair values of other financial instruments at December 31 were as follows (in millions):

| Alliant Energy | 2025 | | | | | 2024 | | | | |
| | | Fair Value | | | | | Fair Value | | | |
	Carrying Amount	Level 1	Level 2	Level 3	Total	Carrying Amount	Level 1	Level 2	Level 3	Total
Assets:										
Money market fund investments	**$411**	**$411**	**$—**	**$—**	**$411**	$52	$52	$—	$—	$52
Commodity derivatives	**69**	**—**	**36**	**33**	**69**	75	—	48	27	75
Interest rate derivatives	**1**	**—**	**1**	**—**	**1**	1	—	1	—	1
Deferred proceeds	**126**	**—**	**—**	**126**	**126**	163	—	—	163	163
Liabilities:										
Commodity derivatives	**51**	**—**	**50**	**1**	**51**	58	—	56	2	58
Long-term debt (incl. current maturities)	**12,028**	**—**	**11,748**	**—**	**11,748**	9,848	—	9,577	—	9,577

Information for fair value measurements using significant unobservable inputs (Level 3 inputs) was as follows (in millions):

| Alliant Energy | Commodity Contract Derivative Assets and (Liabilities), net | | Deferred Proceeds | |
	2025	2024	2025	2024
Beginning balance, January 1	**$25**	$24	**$163**	$216
Total net gains (losses) included in changes in net assets (realized/unrealized)	**11**	(3)	**—**	—
Purchases	**50**	59	**—**	—
Sales	**(3)**	(3)	**—**	—
Settlements (a)	**(51)**	(52)	**(37)**	(53)
Ending balance, December 31	**$32**	$25	**$126**	$163
The amount of total net gains (losses) for the period included in changes in net assets attributable to the change in unrealized gains (losses) relating to assets and liabilities held at December 31	**$11**	($3)	**$—**	$—

(a) Settlements related to deferred proceeds are due to the change in the carrying amount of receivables sold less the allowance for expected credit losses associated with the receivables sold and cash amounts received from the receivables sold.

Commodity Contracts - The fair value of FTRs and natural gas commodity contracts categorized as Level 3 was recognized as net derivative assets at December 31 as follows (in millions):

| | Alliant Energy | | IPL | | WPL | |
	Excluding FTRs	FTRs	Excluding FTRs	FTRs	Excluding FTRs	FTRs
2025	**$3**	**$29**	**$3**	**$22**	**$—**	**$7**
2024	—	25	—	20	—	5

NOTE 16. COMMITMENTS AND CONTINGENCIES

NOTE 16(a) Capital Purchase Commitments - Various contractual obligations contain minimum future commitments related to capital expenditures for certain construction projects, including IPL's and WPL's expansion of energy storage, improvements at the natural gas-fired Neenah Energy Facility and Sheboygan Falls Energy Facility, and repowering projects at WPL's Bent Tree Energy Facility. At December 31, 2025, Alliant Energy's, IPL's, and WPL's minimum future commitments in 2026 for these projects were $459 million, $302 million, and $155 million, respectively.

NOTE 16(b) Other Purchase Commitments - Various commodity supply, transportation and storage contracts help meet obligations to provide electricity and natural gas to utility customers. In addition, there are various purchase commitments associated with other goods and services. At December 31, 2025, the related minimum future commitments, excluding amounts for purchased power commitments that do not have minimum thresholds but require payment when electricity is generated by the provider and amounts for future commitments to deliver power to electric customers that do not have current minimum thresholds but will be billed for requirements when power is provided, were as follows (in millions):

Alliant Energy	2026	2027	2028	2029	2030	Thereafter	Total
Natural gas	$271	$191	$163	$145	$103	$245	$1,118
Coal	76	42	28	—	—	—	146
Other (a)	57	16	8	4	3	17	105
	$404	$249	$199	$149	$106	$262	$1,369

(a) Includes individual commitments incurred during the normal course of business that exceeded $1 million at December 31, 2025.

NOTE 16(c) Legal Proceedings - Alliant Energy, IPL and WPL are involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy, IPL and WPL believe that appropriate reserves have been established and final disposition of these actions will not have a material effect on their financial condition or results of operations.

NOTE 16(d) Guarantees and Indemnifications -
Whiting Petroleum Corporation (Whiting Petroleum) - In 2004, Alliant Energy sold its remaining interest in Whiting Petroleum, an independent oil and gas company. Alliant Energy Resources, LLC, as the successor to a predecessor entity that owned Whiting Petroleum, and a wholly-owned subsidiary of AEF, has guaranteed the partnership obligations of an affiliate of Whiting Petroleum under multiple general partnership agreements in the oil and gas industry. The guarantees do not include a maximum limit. Based on information made available to Alliant Energy by Whiting Petroleum, the Whiting Petroleum affiliate holds an approximate 6% share in the partnerships, and currently known obligations include costs associated with the future abandonment of certain facilities owned by the partnerships. The general partnerships were formed under California law, and Alliant Energy Resources, LLC may need to perform under the guarantees if the affiliate of Whiting Petroleum is unable to meet its partnership obligations.

Whiting Petroleum previously completed bankruptcy proceedings and business combinations, which substantially reduce the likelihood that Alliant Energy will be obligated to make any payments under these guarantees. As of December 31, 2025, the currently known partnership obligations for the abandonment obligations are estimated at $92 million, which represents Alliant Energy's currently estimated maximum exposure under the guarantees. Alliant Energy is not currently aware of, nor does it currently expect to incur in the future, any material liabilities related to these guarantees and therefore has not recognized any material liabilities related to these guarantees as of December 31, 2025 and 2024.

Non-utility Wind Farm in Oklahoma - In 2017, a wholly-owned subsidiary of AEF acquired a cash equity ownership interest in a non-utility wind farm located in Oklahoma. The wind farm provides electricity to a third-party under a long-term PPA. Alliant Energy provided a parent guarantee of its subsidiary's indemnification obligations under the related operating agreement and PPA. Alliant Energy's obligations under the operating agreement were $35 million as of December 31, 2025 and will reduce annually until expiring in July 2047. Alliant Energy's obligations under the PPA are subject to a maximum limit of $17 million and expire in December 2031, subject to potential extension. Alliant Energy is not aware of any material liabilities related to this guarantee that it is probable that it will be obligated to pay and therefore has not recognized any material liabilities related to this guarantee as of December 31, 2025 and 2024.

Transfers of Renewable Tax Credits - IPL and WPL have entered into agreements to transfer renewable tax credits from certain wind, solar and energy storage facilities to other corporate taxpayers in exchange for cash. As of December 31, 2025, IPL and WPL provided indemnifications associated with $333 million and $266 million, respectively, of proceeds for renewable tax credits transferred to other corporate taxpayers in the event of an adverse interpretation of tax law, including whether the related tax credits meet the qualification requirements. Alliant Energy, IPL and WPL believe the likelihood of having to make any material cash payments under these indemnifications is remote.

Electric Transmission Infrastructure - IPL and WPL have entered into agreements with their respective electric transmission service providers related to the construction of infrastructure necessary for the data centers that are expected to be built in IPL's and WPL's service territories by certain of their customers. If these construction projects were to be terminated prior to the infrastructure being placed in service by the electric transmission service providers, then IPL or WPL must reimburse their respective provider for the related costs incurred to-date. As of December 31, 2025, IPL's and WPL's related guarantees were approximately $130 million and $55 million, respectively. Alliant Energy, IPL and WPL are not aware of any material liabilities related to these guarantees that it is probable that they will be obligated to pay and therefore have not recognized any material liabilities related to these guarantees as of December 31, 2025.

NOTE 16(e) Environmental Matters - Alliant Energy, IPL and WPL are subject to environmental regulations as a result of their current and past operations. These regulations are designed to protect public health and the environment and have resulted in compliance, remediation, containment and monitoring obligations, which are recorded as current and non-current environmental liabilities. Substantially all of the environmental liabilities recorded on the balance sheets relate to MGP sites.

Manufactured Gas Plant Sites - IPL and WPL have current or previous ownership interests in various sites that are previously associated with the production of gas for which IPL and WPL have, or may have in the future, liability for investigation, remediation and monitoring costs. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around these former MGP sites in order to protect public health and the environment. At December 31, 2025, estimated future costs expected to be incurred for the investigation, remediation and monitoring of the MGP sites, as well as environmental liabilities recorded on the balance sheets for these sites, which are not discounted, were as follows (in millions):

	Alliant Energy	IPL	WPL
Range of estimated future costs	$7 - $29	$5 - $18	$2 - $11
Current and non-current environmental liabilities	$12	$8	$4

IPL Consent Decree - In 2015, the U.S. District Court for the Northern District of Iowa approved a Consent Decree that IPL entered into with the EPA, the Sierra Club, the State of Iowa and Linn County in Iowa, thereby resolving potential CAA issues associated with emissions from IPL's coal-fired generating facilities in Iowa. IPL has completed all of the requirements under the Consent Decree. Alliant Energy and IPL currently expect to recover material costs incurred by IPL related to compliance with the terms of the Consent Decree from IPL's electric customers.

Other Environmental Contingencies - In addition to the environmental liabilities discussed above, various environmental rules are monitored that may have a significant impact on future operations. Several of these environmental rules are subject to legal challenges, reconsideration and/or other uncertainties. Given uncertainties regarding the outcome, timing and compliance plans for these environmental matters, the complete financial impact of each of these rules is not able to be determined; however, future capital investments and/or modifications to EGUs and electric and gas distribution systems to comply with certain of these rules could be significant. Specific current, proposed or potential environmental matters include, among others: CSAPR, Effluent Limitation Guidelines, CCR Rule, and various legislation and EPA regulations to monitor and regulate the emission of GHG, including the CAA.

NOTE 16(f) Credit Risk - IPL provides retail electric and gas services in Iowa and wholesale electric service in Illinois and Iowa. WPL provides retail electric and gas services and wholesale electric service in Wisconsin. The geographic concentration of IPL's and WPL's customers did not contribute significantly to overall credit risk exposure. In addition, as a result of a large customer base, IPL and WPL did not have any significant credit risk concentration for receivables arising from the sale of electricity or gas services.

Alliant Energy, IPL and WPL are subject to credit risk related to the ability of counterparties to meet their contractual payment obligations, including reimbursement of generation and transmission costs from large load growth customers, or the potential non-performance of counterparties to deliver contracted commodities and other goods or services at the contracted price. Credit policies are maintained to mitigate credit risk. These credit policies include evaluation of the financial condition of certain counterparties, use of credit risk-related contingent provisions in certain agreements that require credit support from counterparties not meeting specific criteria, different counterparties to reduce concentrations of credit risk and the use of standardized agreements that facilitate the netting of cash flows associated with certain counterparties. Based on these credit policies and different counterparties, as well as utility cost recovery mechanisms, it is unlikely that counterparty non-performance would have a material effect on financial condition or results of operations. However, there is no assurance that these items will protect against all losses from counterparty non-performance.

Refer to Notes 5(a) and 14 for details of allowances for expected credit losses and credit risk-related contingent features, respectively.

NOTE 16(g) Collective Bargaining Agreements - At December 31, 2025, employees covered by collective bargaining agreements represented 58%, 74% and 86% of total employees of Alliant Energy, IPL and WPL, respectively. In May 2026, WPL's collective bargaining agreement with International Brotherhood of Electrical Workers Local 965 expires, representing 29% and 86% of total employees of Alliant Energy and WPL, respectively.

NOTE 17. SEGMENTS OF BUSINESS
Alliant Energy - Alliant Energy's two reportable segments as of December 31, 2025 are:
• **IPL** - is a utility primarily serving electric and natural gas customers in Iowa
• **WPL** - is a utility serving electric and natural gas customers in Wisconsin

Other, which is not a reportable segment of Alliant Energy, includes the operations of AEF and its subsidiaries, Corporate Services, the Alliant Energy parent company, and any Alliant Energy parent company consolidating adjustments. AEF is comprised of Alliant Energy's interest in ATC Holdings, Travero, a non-utility wind farm, corporate venture investments, the Sheboygan Falls Energy Facility and other non-utility holdings. The "Other" columns are included in the tables below to reconcile to consolidated amounts. Prior to December 31, 2024, reportable segments for Alliant Energy's utility business were electric operations, gas operations, and other. In the fourth quarter of 2024, Alliant Energy adopted the FASB's accounting standard for improvements to reportable segment disclosures. Previously reported information for prior periods has been recast to conform with the current period presentation.

Alliant Energy's chief operating decision maker (CODM) is its President and CEO. The CODM uses net income generated from IPL's and WPL's operations to assess segment performance, make operating decisions, and allocate resources. Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on services agreements. There was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. All of Alliant Energy's operations and assets are located in the U.S. Certain financial information relating to Alliant Energy's reportable segments, which represents the services provided to its customers, and reconciliation to consolidated amounts, was as follows (in millions):

2025	Utility		Total Reportable Segments	Other	Alliant Energy Consolidated
	IPL	WPL			
Electric utility revenues	$1,896	$1,801	$3,697	N/A	$3,697
Gas utility revenues	265	260	525	N/A	525
Other revenues	47	4	51	$89	140
Total revenues	2,208	2,065	4,273	89	4,362
Electric production fuel and purchased power expense	283	459	742	N/A	742
Electric transmission service expense	422	203	625	N/A	625
Cost of gas sold expense	130	133	263	N/A	263
Other operation and maintenance expense (a)	373	306	679	61	740
Other segment items:					
Depreciation and amortization expense	463	370	833	13	846
Interest expense	211	173	384	128	512
Equity income from unconsolidated investments, net	—	(2)	(2)	(58)	(60)
Income tax benefit	(127)	(14)	(141)	(8)	(149)
Other (b)	(4)	36	32	1	33
Net income (loss)	457	401	858	(48)	810
Total assets	12,495	10,655	23,150	1,841	24,991
Investments in equity method subsidiaries	5	19	24	650	674
Construction and acquisition expenditures	1,473	804	2,277	206	2,483

2024	Utility		Total Reportable Segments	Other	Alliant Energy Consolidated
	IPL	WPL			
Electric utility revenues	$1,747	$1,625	$3,372	N/A	$3,372
Gas utility revenues	250	215	465	N/A	465
Other revenues	49	5	54	$90	144
Total revenues	2,046	1,845	3,891	90	3,981
Electric production fuel and purchased power expense	269	359	628	N/A	628
Electric transmission service expense	417	196	613	N/A	613
Cost of gas sold expense	123	101	224	N/A	224
Asset valuation charge for IPL's Lansing Generating Station	60	—	60	N/A	60
Other operation and maintenance expense	358	279	637	39	676
Other segment items:					
Depreciation and amortization expense	404	357	761	11	772
Interest expense	177	165	342	107	449
Equity income from unconsolidated investments, net	—	(2)	(2)	(59)	(61)
Income tax expense (benefit)	(129)	11	(118)	4	(114)
Other (b)	5	34	39	5	44
Net income (loss)	362	345	707	(17)	690
Total assets	11,407	10,106	21,513	1,201	22,714
Investments in equity method subsidiaries	5	17	22	601	623
Construction and acquisition expenditures	1,224	828	2,052	197	2,249

| | | Utility | | | | |
2023 (amounts may not foot due to rounding)	IPL	WPL	Total Reportable Segments	Other	Alliant Energy Consolidated
Electric utility revenues	$1,761	$1,584	$3,345	N/A	$3,345
Gas utility revenues	300	240	540	N/A	540
Other revenues	49	3	52	$90	142
Total revenues	2,110	1,827	3,937	90	4,027
Electric production fuel and purchased power expense	282	455	737	N/A	736
Electric transmission service expense	420	163	583	N/A	583
Cost of gas sold expense	166	134	300	N/A	299
Other operation and maintenance expense	353	271	624	51	675
Other segment items:					
Depreciation and amortization expense	388	280	668	8	676
Interest expense	155	149	304	90	394
Equity income from unconsolidated investments, net	—	(3)	(3)	(58)	(61)
Income tax expense (benefit)	(58)	60	2	2	4
Other (b)	38	(27)	11	5	18
Net income (loss)	366	345	711	(8)	703
Total assets	10,489	9,634	20,123	1,114	21,237
Investments in equity method subsidiaries	5	16	21	564	585
Construction and acquisition expenditures	712	1,019	1,731	123	1,854

(a) Alliant Energy's non-utility holdings include Travero's wind turbine blade recycling services, which commenced commercial operations in 2024, and whose assets are primarily included in "Property, plant and equipment, net" on Alliant Energy's balance sheets. Alliant Energy suspended production of Travero's wind turbine blade recycling services in November 2025 based on a review of strategic options, and as a result, a pre-tax non-cash asset valuation charge of $16 million was recorded to "Other operation and maintenance" in Alliant Energy's income statement in 2025.

(b) Other segment items for each reportable segment include AFUDC, taxes other than income taxes, interest income, and other miscellaneous income and deductions.

NOTE 18. RELATED PARTIES

Service Agreements - Pursuant to service agreements, IPL and WPL receive various administrative and general services from an affiliate, Corporate Services. These services are billed to IPL and WPL at cost based on expenses incurred by Corporate Services for the benefit of IPL and WPL, respectively. These costs consisted primarily of employee compensation and benefits, fees associated with various professional services, depreciation and amortization of property, plant and equipment, and a return on net assets. Corporate Services also acts as agent on behalf of IPL and WPL pursuant to the service agreements. As agent, Corporate Services enters into energy, capacity, ancillary services, and transmission sale and purchase transactions within MISO. Corporate Services assigns such sales and purchases among IPL and WPL based on statements received from MISO. The amounts billed for services provided, sales credited and purchases were as follows (in millions):

| | IPL | | | WPL | | |
	2025	2024	2023	**2025**	2024	2023
Corporate Services billings	**$194**	$183	$181	**$189**	$171	$163
Sales credited	**27**	—	11	**131**	84	55
Purchases billed	**416**	430	431	**75**	54	35

As of December 31, net intercompany payables to Corporate Services were as follows (in millions):

	2025	2024
IPL	**$135**	$135
WPL	**84**	64

ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. The related amounts billed between the parties were as follows (in millions):

	2025	2024	2023
ATC billings to WPL	**$162**	$152	$159
WPL billings to ATC	**27**	16	20

As of December 31, 2025 and 2024, WPL owed ATC net amounts of $10 million and $10 million, respectively.

Our leaders



BOARD OF DIRECTORS

Patrick Allen
Independent Board Chair
Director since 2011
Age 61



Lisa Barton
President and CEO
Director since 2024
Age 60



Manu Asthana
Former President and CEO of PJM Interconnection
Director since 2026
Age 52



Ignacio Cortina
Executive Vice President, Chief Legal and Administrative Officer of Oshkosh Corporation
Director since 2023
Age 54



Stephanie Cox
Former Executive President, Operations at John Wood Group PLC
Director since 2023
Age 57



Joy Falotico
Former President, Lincoln Motor Company
Director since 2021
Age 58



Michael Garcia
Former Chief Executive Officer, Algoma Steel Group Inc.
Director since 2020
Age 61



Roger Newport
Former Chief Executive Officer, AK Steel Holding Corp.
Director since 2018
Age 61





Thomas O'Toole
Executive Director, Executive Fellows Program at the Kellogg School of Management of Northwestern University
Director since 2015
Age 68

Christie Raymond
Senior Executive Vice President and Chief Marketing Officer, Kohl's
Director since 2024
Age 56

Carol Sanders
President, Carol P. Sanders Consulting LLC
Director since 2005
Age 59

Information as of March 31, 2026. For detailed information on each board member, please refer to the Proxy Statement for the 2026 Annual Meeting of Shareowners.

CORPORATE OFFICERS

Lisa Barton [2023]*
President and CEO
CEO – Interstate Power and Light
CEO – Wisconsin Power and Light

Robert Durian [1992]*
Executive Vice President and Chief Financial Officer

Mayuri Farlinger [2004]*
Vice President
President – Interstate Power and Light

Becky Valcq [2024]*
Vice President
President – Wisconsin Power and Light

Raja Sundararajan [2023]*
Executive Vice President and Chief Strategy Officer

Antonio Smyth [2025]*
Executive Vice President

Amy Best [2025]
Senior Vice President and Chief Human Resources Officer

David de Leon [1987]*
Senior Vice President

Alberto Ruocco [2023]
Senior Vice President and Chief Information Officer

James Brummond [2002]
Vice President

Amy Cralam [2006]
Vice President and General Counsel

Aimee Davis [2018]
Vice President

Melissa Kehoe [2016]
Vice President

Jeffrey Knier [1991]
Vice President

Ben Lipari [2004]
Vice President

Dylan Syse [2013]*
Chief Accounting Officer and Controller

Benjamin Bilitz [2011]
Treasurer

Christopher Boberg [2017]
Assistant Treasurer

Omar Chaudhary [2022]
Corporate Secretary

Jake Blavat [2005]
Assistant Corporate Secretary

*Executive officer as of March 31, 2026.

Dates in brackets represent the year each person joined the company or a predecessor company that ultimately became part of Alliant Energy.

Shareowner information

Stock exchange listing	Trading exchange	Trading symbol
Alliant Energy – Common stock	NASDAQ	LNT

2026 record and dividend payment dates

Anticipated record and payment dates are as follows:

Common stock

Record dates	Payment dates
Jan 30	Feb 17
Apr 30	May 15
Jul 31	Aug 17
Oct 30	Nov 16

Alliant Energy Corporation had 18,130 shareowners of record as of Dec. 31, 2025. Shareowner records are maintained by EQ Shareowner Services in Mendota Heights, Minnesota.



Annual Meeting

The 2026 Annual Meeting of Shareowners will be a virtual-only meeting (no physical location). The meeting will be Wednesday, May 20, at 8 a.m. Central Daylight Time. To access the meeting, you will need your 16-digit control number found on your proxy card.

Log in at virtualshareholder meeting.com/LNT2026.

Form 10-K information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2025, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC are also available through our website at alliantenergy.com/investors.

Electronic access to Alliant Energy's Annual Report, Proxy Statement and Form 10-K

Alliant Energy offers shareowners access to its Annual Report, Proxy Statement and Form 10-K online at alliantenergy. com/investors as a convenient alternative to mailing the printed materials.

Shareowners who have access to the internet are encouraged to enroll in the electronic access program at shareowneronline.com.

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record and first-time investors. Through the plan, shareowners may buy common stock directly through the company without paying any brokerage commissions. Shareowners can also elect to reinvest the dividend. Full details are in the prospectus that can be obtained through our website or by calling EQ Shareowner Services. Contact information is on this page.

Direct deposit

Shareowners may choose to have their quarterly dividend electronically deposited into their checking or savings account. Electronic deposit may be initiated or changed at shareowneronline.com or by calling EQ Shareowner Services. Contact information is on this page.

Duplicate mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareowner information at added expense to the company. Such duplication can be eliminated only at the direction of the shareowner. Please notify EQ Shareowner Services to eliminate duplication. Contact information is on this page.

Stock transfer agent, registrar and dividend payments

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120
Phone: 1-800-356-5343
7 a.m. to 7 p.m. CT, M-F

Questions? EQ Shareowner Services

Phone: 1-800-356-5343
7 a.m. to 7 p.m. CT, M-F
shareowneronline.com

**Alliant Energy
Corporate Headquarters**

4902 N. Biltmore Lane
Madison, WI 53718-2148

General information: 1-800-ALLIANT
alliantenergy.com

Stock transfer agent and registrar
EQ Shareowner Services: 1-800-356-5343
shareowneronline.com

The common stock of Alliant Energy Corp. is traded on the
Nasdaq Stock Market (Nasdaq) under the symbol LNT.



Powering Beyond